Form 20-F
period 1995-12-31
COMET SOFTWARE INTERNATIONAL LTD
filed 1996-07-03
CIK 916833

UNITED STATES

            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                    FORM 20-F

(MARK ONE)

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES

   EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
   ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
   EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  FOR THE TRANSITION PERIOD FROM _____ TO _____

                         COMMISSION FILE NUMBER 33-73720
                                                --------

                        COMET SOFTWARE INTERNATIONAL LTD.
                        ---------------------------------
             (Exact Name of Registrant as specified in its charter)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                  13 Noah Moses Street. Tel Aviv 67442. Israel
                  --------------------------------------------
                    (Address of principal executive offices)

          Securities registered or to be registered pursuant to Section
                               ]2(b) of the Act:

                                      None
                                      ----

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:
                 Ordinary Shares. NIS 0.01 par value per share
                 ---------------------------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:
                  Ordinary Shares. NIS 0.01 par value per share
                  ---------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of [he close of the period covered by the annual report: 5,375,000 Ordinary Shares, NIS 0.01 par value per share and 660,000
        -------------------------------------------------------------------
Deferred Shares, NIS 0.01 par value per share
- ---------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                    [] Yes [] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X] Item 18

                                     PART I
                                     ------

ITEM 1 - DESCRIPTION OF BUSINESS GENERAL

The company designs, develops and markets integrated information management systems, and provides associated support services, primarily for the health care industry. The company's principal product, currently marketed under the name COMET (Computerized Medical Technologies), consists of a variety of interactive software modules, which collectively integrate clinical, management and financial applications to provide data ranging from the medical record of a single patient to a comprehensive report on the entire organization. The company markets the COMET system as a combination of modules, each of which can operate efficiently on a stand-alone basis with functionality and performance that the Company believes are among the highest in the industry. COMET's "building block" approach allows a customer to purchase a single module, or a series of modules, which can be interfaced with its or other existing systems. The Company believes that, due to COMET's modularity, as a customer's requirements grow, COMET systems can be expanded at a relatively low cost and without sacrificing the benefits of a fully functional and integrated system. Furthermore, COMET's open-systems architecture enables it to be installed, without material modification, on most mainframes, minicomputers, workstations and personal computers operating in the UNIX environment, and primarily utilizing the MUMPS language, that are manufactured by IBM, Digital Equipment Corp., Hewlett-Packard Co. and other suppliers of computer equipment. While the Company continues it's MUMPS product, it is simultaneously investing numerous resources in future technologies, in order to assure that COMET is continuously on the cutting edge of high technology. The Company supports its information management systems by providing a full range of professional software support services, including system installation and training, customization, ongoing customer support and contract maintenance services. In addition, the Company offers its customers the ability to outsource their data processing and information services requirements.

The company currently markets COMET systems in the United States, Israel and Europe. In Europe, the Company initially focused on marketing COMET in the Italian market through the indirect distribution arrangement with Finsiel, a leading Italian software company which is part of the IRI Group, one of the largest Italian conglomerates. The Company believes that Finsiel, through its and IRI's prominent business standing in the health care community in Italy, will be able to successfully market COMET in connection with the potential automation of health care facilities in Italy. The Company's relationship with Finsiel has already resulted in COMET's installation of three Italian hospitals.

Penetration into the Czech Republic has already resulted in an installation of the COMET system at a major hospital in that country, with other indentified prospects in the pipeline. These activities are performed via the subsidiary established there last year (see Marketing, Sales & Distribution). An initial penetration process has already begun in Germany as well.

The Company believes that COMET provides health care facilities with a relatively low cost and easy to use means of managing information flow in an accurate and timely manner in order to increase productivity, contain costs, improve the quality of patient care, as well as comply with various governmental regulations and third party pay or reimbursement requirements. COMET's modularity and its attractive pricing make the Company a significant competitor in its industry.

INDUSTRY BACKGROUND

Health care expenditures represent a large and growing percentage of the gross national product of most developed countries. Seeking to contain health care expenditures while maintaining and improving the quality of care, many government agencies and third party insurers are issuing regulations and revising their health care expenditure payment practices. As new reimbursement systems limit payments for various illnesses, hospitals and long-term care facilities must find ways to deliver services more efficiently by controlling costs and monitoring care practices and treatment outcomes. In order to do so, the facilities' managers must have access to accurate, up-to-date clinical and financial information and to decision support tools to assist in the analysis of this information.

As a result of the foregoing, the demand for information management technology among health care facilities is growing. Health care facilities increasingly require information systems that (i) allow various departments within a facility to share information, (ii) improve operating efficiencies through greater automation, (iii) provide more complete information on the actual costs of providing services, enabling facilities to manage the pricing and delivery of those services more effectively, (iv) assure adherence to government regulations and third party payor billing and reimbursement procedures, (v) improve access to clinical information, supporting better decision-making by medical personnel and (vi) measure, trace and report patient outcomes, allowing facilities to demonstrate cost-effectiveness and quality to payors and potential patients.

As populations age and new payment systems encourage hospitals to discharge recovering patients to less costly nursing homes, the number of patients in the long-term health care industry is increasing. The Company believes that these circumstances will result in a substantial increase in the number of nursing home beds within the next fifteen years. As this long-term health care market grows, the Company believes that demand for information systems to service this market will also increase. Additionally, as major corporations enter the health care industry and owners of single health care facilities are acquiring additional sites, the ownership of nursing homes and other long-term care facilities is being consolidated. The Company believes that many multi-site owners recognize that effective and efficient information management can assist them to control and standardize their operations, as well as comply with government regulations.

In the past, computer systems servicing health care facilities were primarily used for billing, general ledger and other financial/administrative functions. Many institutions relied on outside system vendors for their processing requirements; therefore, it was difficult to tailor systems to such facilities' specific needs. Other institutions purchased mainframe computers which were expensive to install and maintain. As computer technology developed, various departments within health care institutions (such as pharmacies and laboratories) began to purchase stand-alone systems to support their respective functions. This created "islands of automation" within health care facilities. Currently, most health care facilities operate multiple stand-alone systems with minimal integration between these systems. As a result of this lack of integration, the same information is entered repeatedly, data is often inconsistent, information does not flow freely between departments and management cannot obtain up-to-date information on the facilities' activities. Attempting to build interfaces between these disparate systems is expensive, inefficient, and in some cases, impossible to achieve. Furthermore, information systems that are not designed to work together prevent users from realizing the full benefits of computerization.

The Company believes that integrated computerization is increasingly being seen as a way to both reduce costs and facilitate the delivery of high quality patient care. By instituting computerized information systems, health care facilities can increase productivity, gain rapid access to accurate clinical data, track patient progress and comply with the increasing demands for information from government and private insurers.

COMPANY STRATEGY

The Company's principal strategy is to design, develop, market and support integrated information management computer software systems for health care facilities worldwide, either as complete or partial solutions depending on a facility's particular needs, and includes the following elements:

Further Market Penetration. The Company will continue to develop and offer a wide range of software modules for patient care, patient management, financial/administrative and clinical applications, and to market such modules either as a complete solution or as a partial solution for the specific needs of a facility. The Company's COMET systems will continue to address the interdisciplinary nature of health care by allowing information entered through one application to be accessed in a convenient and appropriate manner by other applications. The Company, to the extent its finances are sufficient,intends to seek to increase its share of the health care information systems market by expanding its sales and marketing personnel in an effort to penetrate further the acute care market in Israel, Italy, and the Czech Republic and the long-term care market in the United States, and expand into the acute care market in the United States, Hungary, Germany and elsewhere in Europe The Company also intends to expand its marketing efforts by opening regional customer support offices in Rome and elsewhere in Europe and the United States and/or relying on direct sales to and strategic alliances with strong local partners (e.g., Finsiel) that are active in target markets. These alliances may include distribution, joint marketing or licensing arrangements.

Expansion of Information Management Services. A portion of the Company's revenues have been derived from providing out sourcing and facility management services. The Company believes that health care facilities will utilize these services as efficient and effective ways to administer their operations and thus provide the company with a consistent and stable income stream. The Company plans to continue to expand its maintenance, customer support and outsourcing activities.

Continuing Research and Development. The Company will continue to work closely with is customers to meet the evolving needs of health care providers. In an effort to increase its research and product development, the Company intends to take advantage of the large number of highly qualified computer programmers in Israel to develop new modules and new versions and enhancements of existing modules. Specifically, the Company plans to (i) continue developing versions of COMET in several different languages to service those countries for which it does not currently have a local language version, as well as to adapt each version to the regulatory requirements and reimbursement policies of such countries, (ii) finalize the development of COMET systems for acute care facilities in the United States and (iii) complete the development of certain clinical modules and subsystems. The Company also intends to invest in future technology, with the intend to introduce "Comet 2000". Following are a list of the Company's long and short term objectives:

Short Term Objectives
- ---------------------

 0 Expand penetration into Italy and the Czech acute care markets
 0 Initiate penetration into the German and Hungarian acute care markets 0 Define new, next generation technologies
 0 Expand penetration into the US long term market.
 0 Increase outsourcing activities

Long Term Objectives

 0 Penetrate the German and Hungarian acute care markets
 0 Initiate penetration into other geographies
 0 Introduce new, next generation products (Comet 2000)
 0 Penetrate the US acute care market.

THE COMET SYSTEM

Integrated Health Care Software. As presently marketed, COMET is a comprehensive integrated information management computer software system for acute care facilities (such as hospitals), long-term care facilities (such as geriatric institutions) and other institutions. Currently, COMET systems are, or are in the process of being, installed in acute care facilities in Israel, Italy and Czech Republic and are installed in long-term care facilities to the

United States and Israel. COMET systems are comprised of a variety of integrated and interactive modules which are marketed by the Company in any combination as either comprehensive or partial solutions for health care facilities according to their specific needs and requirements. A COMET system, particularly its operating language and administrative and billing modules, is customized according to the requirements of the geographical region where a particular facility is located.

COMET fully integrates clinical, management and financial applications to provide data ranging from the medical record of a single patient to a comprehensive report on an entire facility or group of facilities. COMET allows facilities to manage information flow in an accurate and timely manner, project and monitor reimbursements, contain costs, monitor patient care documentation and maintain quality control. COMET systems consist of a combination of sophisticated modules enabling COMET to address either a few particular health care activities or a broad range of health care activities, including patient care (status, needs assessment, treatments, medications, etc.), patient management (admissions, billing, scheduling, resource requirements, etc.), facility administration (general ledger, finance, budget, personnel, inventory, etc.), department management (radiology, laboratory, pharmacy, etc.), and clinical (specialized departmental requirements). For example, when a physician prescribes medication for a patient, COMET notes the prescription on the patient's medical record and the prescription then flows through the order entry system to the pharmacy for processing. Simultaneously, the system updates the pharmacy inventory module, alerts the pharmacist to the possibility of dosage inappropriateness and bills the patient for the medication.

The Company believes that the integration of applications offered by COMET can significantly improve the management and operation of health care facilities. Patients treated in facilities using COMET are assigned a single identification number for the duration of their association with the facility. The system can trace the patient's complete history from outpatient status through hospitalization and discharge, including tests administered, surgery or procedures performed, transfers between units, and bills for services rendered. Data is entered into the system through easy-to-use menus and input screens and is tested by COMET's validation capabilities before it is accepted. The information in the centralized COMET database can be retrieved by appropriate personnel at all terminal and printer locations. The moment a treatment is reported, the entire system is updated automatically, including billing required, drugs or supplies to be ordered, further treatment scheduled, etc. Information can be accessed simultaneously at all terminal and printer locations. COMET systems also contain a large number of perforated medical, management and financial reports, ensuring that information in the system can be retrieved as required.

Over the years, predecessor versions of current COMET systems were developed and marketed under various names and in various formats, and were installed in several Israeli health care facilities to provide information management solutions. The Company's software programs have evolved from those earliest versions and currently incorporate the newest technology that has been developed by the Company on the basis of the experience, information and know-how it has acquired over time. Although the current software was introduced in the United States as COMET in 1987, the COMET trade name was not utilized in Israel until 1993.

In the course of selling its COMET systems and as a service to its clients, the Company, in certain circumstances, consults with its clients to assess their computer hardware needs. As a result of such consultation, the Company purchases computer hardware for, and sells computer hardware to, such customers.

Advantages of the COMET System. In addition to the benefits of the COMET system described above, some of the other advantages of COMET include the following:

 - Modularity. COMET's "building block" approach allows customers to purchase a single module, a series of fully integrated modules or a completely integrated system. COMET's modules operate effectively on a stand-alone basis, with functionality and performance that the company believes are among the highest in the industry. These modules can together form an integrated, facility-wide information system to accommodate all the information needs of a health care facility. As a customer's requirements grow, COMET systems can be expanded without sacrificing the benefits of integration among modules, without reinvesting in computer software and with minimal reinvestment in computer hardware. COMET systems also can be interfaced with existing systems.

 - Flexibility. COMET systems are designed, and can be easily modified or customized, to satisfy the complete information management and control requirements of acute and long-term health care facilities of all sizes. In addition, COMET's modularity enables the company to provide either comprehensive or partial solutions for health care facilities according to their specific needs. Generally, a health care facility purchases information management computer systems over a period of time based on its requirements and as its budgetary constraints allow. Therefore, the Company's ability to present either integrated, facility-wide solutions or particular solutions to its customers provides the company with an important advantage over its competitors.

   COMET systems support analysis of operations at many levels. COMET's patient-oriented database allows information to be collected, displayed and printed for individual patients, categories of patients, departments, staff members or the facility as a whole, thereby enabling a facility to obtain information pertaining to a specific patient or statistical data pertaining to a group of patients or the whole facility. COMET is appropriate for any size facility, as well as for multi-site operations and can accommodate the growth of facilities into new areas.

 - Ease of Use. COMET systems are menu and table driven and feature extensive on-line help facilities, making the system easy to use and eliminating the need for extensive staff training. COMET runs on both monochrome and color monitors and takes full advantage of color capabilities.

 - Price. The Company's prices for a COMET system are based on a facility's size and a customer's requirements for software, hardware, modules (number and type), training, maintenance customization and other support services, and other market considerations such as the location, reputation and budgetary constraints of such facility. While the Company's price for a COMET system offering a comprehensive solution for an acute care facility servicing approximately 350 beds is expected to average approximately $850,000, other competitive systems are sold to similar facilities at prices ranging from $1-2 million. The average price of COMET systems for long-term health care facilities is significantly lower (approximately $100,000), reflecting these facilities' more modest requirements for hardware and software.

 - Forefront of Industry Standards. COMET systems support a multi-user, information processing approach, thereby providing on-line access to up-to-date information from different departments in a facility. Current COMET systems run predominantly on the UNIX operating system, which is becoming the standard in the health care industry. Since most minicomputers, workstations and personal computers made by IBM, Hewlett-Packard Co., Digital Equipment Corp., Sun Microsystems Inc., Data General Corp. and other suppliers of computer equipment can operate on the UNIX system, by operating in the UNIX environment, COMET systems free customers from relying on a single hardware supplier. COMET also operates on more traditional computer platforms.

   Current COMET systems are based on the MUMPS language, which was developed to support health care applications. MUMPS is distinguished by its sophisticated handling and storage of medical text and data. The United States Department of Defense has specified MUMPS for its health care facilities' information systems worldwide. As was previously mentioned, in keeping with the Company's goal to be at the forefront of new technologies,it is currently searching and assessing newer technologies for its next generation products

 - Security. By utilizing use-selected security levels to control access to the system's data, COMET systems account for the sensitivity and confidentiality of medical and financial data. Menu items are only available to users according to their professional and operation status within a facility.

 - Modular Approach. COMET systems include modules which accommodate the different information needs of a health care facility. The Company has also developed the Clinical and Research Management System, which currently contains individual subsystems tailored to satisfy the needs of specific clinical and research departments of a facility. The Clinical and Research Management system was developed to complement a COMET system installed in a facility and any subsystem of such system is designed to interact with the COMET system. Currently, certain subsystems of the Clinical and Research Management system are available in Israel and are in the process of becoming available in the United States long-term care market.

The following table summarizes the principal modules and subsystems available from the Company ":

- --------------------------------------------------------------------------------
HEALTH CARE FACILITY INFORMATION AND MANAGEMENT SYSTEM

- --------------------------------------------------------------------------------
Admissions,Transfers and Discharges             Serves as the central
                                                database for medical,
                                                financial and demographic
                                                information on each patient and
                                                for the health care facility as
                                                a whole. Manages admission,
                                                transfer and discharge
                                                information.

- --------------------------------------------------------------------------------
Outpatient Clinics                              Lists all visitors to
                                                outpatient clinics, linking
                                                data therefore to other sections
                                                of the health
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                   care facility

- --------------------------------------------------------------------------------
Emergency Room                                 Collects demographic, medical and
                                               financial data; displays test
                                               results; prints forms and labels;
                                               and monitors patient deployment.

- --------------------------------------------------------------------------------
Appointment Scheduling                         Automates appointment scheduling
                                               of patients for planned
                                               treatments with the appropriate
                                               departments of a facility.

- --------------------------------------------------------------------------------
Medical Records                                Facilitates medical charting,
                                               abstracting and reporting. Allows
                                               for prompt data accumulation for
                                               billing, statistical and
                                               governmental reporting.

- --------------------------------------------------------------------------------
Laboratory Management system                   Operates bi-directionally
                                               by receiving
                                               orders for services from one
                                               department and transmitting
                                               results and billing information
                                               to other appropriate departments.

- --------------------------------------------------------------------------------
X-Ray & Imaging System                         Tracks patients, test
                                               results, and room
                                               and equipment scheduling.
                                               Receives orders from patient
                                               departments and transmits X- Ray
                                               results and billing information.

- --------------------------------------------------------------------------------
Operating Room                                 Automates all planned and
                                               emergency activity performed in
                                               the facility's various operating
                                               rooms.

- --------------------------------------------------------------------------------
Pharmacy Manages all pharmacy functions, including order entry and verification, dosage calculation, prescription preparation, inventory control and medication records. Reviews drug utilization.

- --------------------------------------------------------------------------------
Order Entry                                    Manages on-line data entry of all
                                               required services regardless of
                                               source, e.g., nursing, physical
                                               therapy and occupational therapy.

- --------------------------------------------------------------------------------
Billing                                        Generates invoices based on
                                               patient and treatment information
                                               and insurance provider
                                               requirements Adaptable
                                               to varying government and
                                               third-party reimbursement
                                               requirements.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
General Accounting                             Processes patient administration
                                               and financial data at the
                                               department and facility level.
                                               Functions include accounts
                                               payable accounts receivable,
                                               general ledger, budget and
                                               payroll.

- --------------------------------------------------------------------------------
Inventory, Purchasing & Maintenance            Automates inventory,
                                               purchasing and maintenance
                                               functions throughout the
                                               facility.

- --------------------------------------------------------------------------------
Human Resource Management                      Manages personnel database,
                                               including attendance,
                                               benefits and payroll.

- --------------------------------------------------------------------------------
Patient Assessment                             Manages administrative data,
                                               medical events, medical
                                               treatments, daily activities
                                               and specialized services for
                                               individual patients. Specialized
                                               module for long-term care
                                               facilities based upon
                                               regulatory requirements.

- --------------------------------------------------------------------------------
Multi/Interdisciplinary Care Planning          Automates patient care plans
                                               through development of goals,
                                               approaches and related orders.

- --------------------------------------------------------------------------------
Staff Scheduling System                        Automates human resource
                                               scheduling based upon
                                               patient requirements
                                               while encompassing
                                               preferences, rotation
                                               policies and other similar
                                               parameters. Module is
                                               interfaced to payroll and
                                               human resource management.


- --------------------------------------------------------------------------------
CLINICAL AND RESEARCH MANAGEMENT SYSTEM

- --------------------------------------------------------------------------------
 Gastroenterological Clinic                    Computerizes various tests for
                                               gastrointestinal patients.

- --------------------------------------------------------------------------------
Tissue Classification Laboratory I             Assists in classification of
                                               tissue types.

- --------------------------------------------------------------------------------
Tissue Classification Laboratory II            Performs quality
                                               control for management of a
                                               serum bank.
- --------------------------------------------------------------------------------

Heart Surgery Unit                             Computerization of cardiac
                                               surgery unit, including
                                               operational procedures and
                                               outcome.

- --------------------------------------------------------------------------------
Gynecology and Obstetrics Unit                 Computerizes infertility
                                               clinic, including
                                               artificial insemination and IVF,
                                               in addition to performing regular
                                               obstetric and gynecological
                                               functions.

- --------------------------------------------------------------------------------
Cytogenic Laboratory I                         Computerizes the Cytogenic
                                               Laboratory and the phrenological
                                               test structure.

- --------------------------------------------------------------------------------
Cytogenic Laboratory II                        Computerizes perinatal tests for
                                               pregnant women.
- --------------------------------------------------------------------------------
Neurosurgery Unit                              Performs follow-up functions
                                               after clinical and surgical
                                               activity.

- --------------------------------------------------------------------------------
Internal Medicine Department                   Acquires data using the Problem
                                               Oriented Medical Routines and
                                               Records Method.

- --------------------------------------------------------------------------------
Genetics Department                            Manages data on congenital
                                               defects.

- --------------------------------------------------------------------------------
Endocrinology Laboratory                       Simulates medical treatments on
                                               infertility.

- --------------------------------------------------------------------------------
Institute of Endocrinology                     Manages interactive clinical and
                                               laboratory data.

- --------------------------------------------------------------------------------
Cardiology Research Center                     Collects, edits, compares data
                                               and prepares statistical analysis
                                               of different medical centers
                                               throughout the country.

- --------------------------------------------------------------------------------
Hospice Information system for the management of the treatment of the terminally ill.

- --------------------------------------------------------------------------------
Institute of Pulmonology                       Gathers and edits automated
                                               results of various functional
                                               tests.

- --------------------------------------------------------------------------------
Regional Health Agency                         Computerization of the regional
                                               immunization services.

- --------------------------------------------------------------------------------
National Transplant Center                     Automates selection of optimal
                                               matching between donor and
                                               recipient through link to
                                               nationwide system.

- --------------------------------------------------------------------------------
Institute of Hematology                        Information system tailored to
                                               hemotoncological pediatric
                                               clinic's
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                               diagnosis, treatment and
                                               follow-up.
- --------------------------------------------------------------------------------

PROFESSIONAL SOFTWARE SUPPORT SERVICES

The Company supports its information management systems by providing a full range of professional services, including installation and training, customer support, maintenance and customization. In addition, the Company provides outsourcing and facility management services for its and other computer systems both within and outside of the health care industry. Revenues from sales of COMET systems (including earlier versions thereof), and revenues derived from the Company's provisions of professional software support services relating to installed COMET systems have historically accounted for 60-70% of the Company's annual revenues. Alternatively, professional software support and outsourcing services (both relating to, and dependent of, COMET) have historically generated over 70% of the Company's annual revenues.

Outsourcing Services. Health care facilities, particularly long-term care facilities, frequently rely upon "outsourcing" for services such as billing and obtaining third-party reimbursements and other similar financial and administrative services. The Company, on a contractual basis, offers outsourcing services for health care with respect to its and other computer systems. As the health care environment becomes more complex, many facilities are considering outsourcing to meet all of their information technology needs. Outsourcing has become an increasing trend during the 1995, with expectations for this trend to continue. These facilities view outsourcing as a means to preserve capital and other resources and, thus, focus their resources on core health care issues and therefore, health care organizations are looking to specialists in this field, of which Comet is one of very few, especially in the international arena. In view of this current trend, the Company see outsourcing and facility management as strategic tools in expanding their current and future activities. The Company has increased it's outsourcing activities and will continue to do so.

In certain situations, the Company renders outsourcing services where the Company is responsible for the management and operating of the facility's COMET system following the system's installation. In these situations, the Company is responsible for staffing, operating, maintaining and managing such facility's information system department. The company currently provides these facility management services at one facility in the United States and has recently expanded these services to include two facilities in Israel. The company will continue to expand its marketing efforts to provide such services to other facilities.

The Company also provides outsourcing services to customers outside of the health care industry. Specifically, the Company provides outsourcing services, including data processing and computer system applications services, to the Ministry of Housing of the Government of Israel. Revenues from providing services to the Ministry of Housing accounted for approximately 16.5% 20% and 18% of the Company's consolidated revenues for 1993, 1994 and 1995 respectively.

Installation and Training. COMET systems are installed by a team of the company's programmers, systems analysts and operators. The Company's installation team works closely with individuals designated by the health care facility and is also responsible for training the health care facility staff, including doctors, nurses, managers, account professionals, lab technicians, input clerks and the facility's information systems department. Training is conducted at the customer's site using live data.

Customer Support. The Company believes that strong customer support programs are vital in marketing its products and ensuring customer satisfaction. In addition, through its customer support activities, the company obtains information on market trends and customer requirements that is invaluable for upgrading COMET. The company also provides hotline customer support to its customers.

Maintenance. The Company's warranty or maintenance contract outlines the customer support services each customer receives. The warranty period is typically six to twelve months. The contract also generally provides for technical support by hotline and modem, ongoing training, upgrades and system documentation. In the Company's experience to date, expenses incurred in meeting obligations under warranty have been minimal. Following the warranty period, maintenance services are generally provided through a one-year renewable maintenance contract for an annual fee, which is currently approximately 15-20% of the total price paid for the system. Substantially all of the Company's clients enter into maintenance contracts with the Company for their ongoing maintenance needs.

MARKETING, SALES AND DISTRIBUTION

COMET can be used effectively by medical facilities of all sizes and there is no limit to the size of the facility or the number of facilities constituting part of a chain that a COMET system can serve. Until late 1987, versions of COMET systems were installed only in Israel. Presently, COMET systems (including earlier versions thereof) are installed in many of that country's largest and prominent hospitals, including:

           o  Sheba Medical Center (Tel Hashomer Hospital), Ramat

              Gan (the largest medical center in Israel) .........1,800 beds
           o  Tel Aviv Medical Center (Ichilov), Tel Aviv ........1,150 beds
           o  Hadassah University Hospital,
                Ein Kerem, Jerusalem .............................1,050 beds
           o  Rambam Medical Center, Haifa .........................950 beds
           o  Bnai Zion Medical Center, Haifa ......................400 beds

During 1995, COMET won a bid to computerize the Logistics system of the Sheba Medical Center,. The Company views this as an important foundation on which to develop and penetrate, not only the logistics systems, but other systems as well.

COMET was introduced to the United States market in late 1987 through SCI. SCI has focused its efforts on the long-term health care market, which in the United States, has almost three times as many beds as the acute care market. In addition, the company believes the long-term care market in the United States is significantly less competitive than the acute care market. Since its introduction into the United States market, COMET systems have been installed in 61 long-term care facilities in the United States, including:

           o  Jewish Home & Hospital for Aged (the largest geriatric
              facility in the United States) ........................1,600 beds
           o  Jewish Home for the Aging of Greater
                Los Angeles ..........................................750 beds
           o  Hebrew Rehabilitation Center for the Aged ...............725 beds
           o  Woodrow Wilson Rehabilitation Center ....................520 beds

In January 1992, the Company entered the Florijn Agreement, pursuant to which Florijn was granted an exclusive ten-year license to market and distribute COMET in certain European countries. According to the Florijn Agreement the Company will pay 17.5 % royalties up to sales of $2,000,000 and 28% thereafter. Florijn subsequently entered into a distribution agreement with Italsiel (the "Italsiel Agreement"), pursuant to which Florijn granted Italsiel an exclusive two-year license to market and distribute COMET in Italy and a non-exclusive two year license to market and distribute COMET in certain other Western European countries. The Company is not a party to the Italsiel Agreement.

As part of the agreement between Florijn and Italsiel, Florijn was to receive minimum royalties of $1,200,000 over a period of two years. In an effort to establish a direct contractual arrangement with Italsiel and other potential customers in Europe, the Company paid in February 1995 $480,000 to Florijn to terminate the Florijn Agreement (the "Florijn Agreement Termination"). In connection with the Florijn Agreement Termination, the Company expects to enter into a New Italsiel Agreement pursuant to which Italsiel would be granted an exclusive two-year license to market and distribute COMET in Italy and a non-exclusive two-year license to market and distribute COMET in certain other West European countries. In consideration for the distribution rights to be granted to Italsiel under the New Italsiel Agreement, the Company would receive, among other consideration, a 30% royalty on revenues received by Italsiel from Italsiel's sale, lease or license of COMET and a 25% royalty on revenues received by Italsiel from Italsiel's provision of certain maintenance and other customer support services relating to installed COMET systems. Notwithstanding the foregoing, Italsiel would be exempt from making royalty payments to the Company with respect to initial sales, leases or licenses of COMET systems in an aggregate amount of $2,666,666. The royalty payments otherwise due to the Company from such sales, leases or licenses ($800,000) will be considered as the Company's contribution to Italsiel's initial marketing efforts in Italy. There can be no assurance, however, that the Italsiel Agreement will be terminated or that the New Italsiel Agreement will be executed upon the terms set forth above.

It should be noted that during 1994, the IRI group, of which Italsiel is a part, realigned its organizational structure such that the responsibility for healthcare field activities will now fall to Italsiel's parent company, Finsiel. Accordingly, all new agreements will now be signed with Finsiel and not with Italsiel.

In Europe, the Company initially focused on marketing COMET in the Italian market through the indirect distribution arrangement withFinsiel described above. The Company's relationship with Italsiel has already resulted in COMET's installation at three different hospitals in Italy.

In October 1994, the company established a wholly owned subsidiary in the Czech Republic, called Computerized Medical Technologies, S.R.O. The goal of the Czech office is to broaden and strengthen marketing efforts in the former socialist countries in Eastern Europe. To date, the company has signed an agreement to supply its hospital information system (HIS) to one of the largest hospitals in Eastern Europe (2700 beds), Motol University Hospital in Prague. According to the signed agreement, the company will provide the basic COMET product, install it in the hospital, and translate it into the Czech language through a Czech company. During 1995, the Company began modifying some of the modules as well as translating them for the Czech environment. This process continues through 1996 by the four local personnel employed by the Company, including one administrator, one marketing person and two programmers/system analysts.

The Company has begun the process of penetrating the German market. In addition, the company has passed the qualification phase on a bid of the World Bank for computerization of the HIS in the Hungarian Republic. During 1995, COMET was chosen as one of the vendors to compete in a bid for the experimental installation of a health care information system in Hungary. The scheduling of the full tender, however, has been postponed and is expected to be issued by the end of 1996.

The new marketing policy of the Company focuses on providing marketing rights while establishing joint ventures with local partners worldwide. The potential parties for joint ventures are carefully screened and in the final analysis are chosen primarily for their dominance in that particular regional or national market.

COMET systems are sold primarily to government hospitals, private hospitals and long-term care facilities and other relatively large institutions, all of which typically have complex and time-consuming procurement procedures. Consequently, a substantial period of time generally elapses from the commencement of a particular marketing effort until an actual sale is consummated. Sales to government hospitals and to other institutions are directly affected by the budgets of such entities and the priority given in such budgets may adversely affect the Company's results of operations. Moreover, as a result of the nature of the Company's customers and systems, sales are made pursuant to a relatively small number of relatively large orders. Consequently, an individual order from an individual customer can represent a substantial portion of the Company's sales in any period and a significant order by a customer during one period is not likely to be followed by further orders for software products from the same customer in subsequent periods. As a result, in any given year a limited number of customers can account for a large percentage of revenues. Three customers accounted for 75.9% and 58.3% of total revenues in 1995 and 1994, respectively. See Note 13.2 to the Consolidated Financial Statements in Item 18.

The following is a breakdown of the Company's revenues (in thousands of dollars) by geographical distribution on a consolidated basis and as an approximate percentage of total revenues for the periods indicated. See, Note 13 to the Company's Consolidated Financial Statements in Item 18.

                                    Year Ended December 31.
                                    -----------------------

                              1993      %     1994      %        1995       %
                              ----      -     ----     ----      ----       -
   Israel1                  $2,744    58.0   $2,596    57.9    $2,247    49.9
   United States            $1,281    27.1     $803    17.9      $559    12.4
   Europe                    $ 705    14.9   $1,088    24.2    $1,701    37.7

In addition, the following is a breakdown of the company's operations by geographic regions on a consolidated basis for the period indicated. See Note 13 of Notes to the company's Consolidated Financial Statements.

- --------------------
1 Includes an insignificant amount of proceeds received by the Company from an exchange rate insurance program of the Israel Foreign Trade Risk Insurance Corporation, an Israeli Government-owned corporation. This program was canceled by the Government of Israel in September 1993.


                                          Year Ended December 31,

                                                                                         1993         1994          1995
                                                                                         ----         ----          ----
                                                                                           $            $             $
  Software SALES:
  Sales to unaffiliated customers:

               Israel ..............................................................     575,772      489,800       168,084
               United States .......................................................     224.708      145.274        22.203
                                                                                       ---------   ----------    ----------
                                                                                         800,480      635,074       190.287
                                                                                       ---------   ----------    ----------
       Product development and

       support and other SERVICES:

       To unaffiliated customers

           Israel ..................................................................   2,859,334    3,051,594     3,777,119
           United States ...........................................................     652,084      599,450       536,577
           Transfers between geographic areas ......................................     122,120      132,213
           Eliminations ............................................................     122,120   ( 132.213 )         --
                                                                                                                 ----------
                                                                                       3.511.418    3.651.044     4,313,696

       Other income:

               Israel ..............................................................      14,035      142,583         2,672
               United States .......................................................     404,124                     58.086
                                                                                                                 ----------
                                                                                         418,159      200,669         2.672
                                                                                       ---------   ----------    ----------

       Total revenues from unaffiliated customers:

            Israel .................................................................   3,449,141    3,683,977     3,947,875
            United States ..........................................................   1,280,916      802,810       558,780
            Transfers between geographic areas .....................................    122, 120      132,313          --
            Eliminations ...........................................................     122,120                   (132.313
                                                                                                                 ----------

                                                                                       4.730.057    4.486.787     4,506,655

     Income (Loss) from operations:

            Israel .................................................................   1,117,770      161,797    (1,263,036)
            United States ..........................................................     277,928     (221.493)     (587.496)
                                                                                       ---------   ----------    ----------
                                                                                       1.395.698      139.304     1,850,532

     IDENTIFIABLE ASSETS:

            Israel .................................................................   2,349,149    5,243,389     3,387,996
            United States ..........................................................     866.236    1.181.133     1.080.464
                                                                                         -------    ---------     ---------
                                                                                       3.215.385    6,424,522     4.468.460
                                                                                       =========    =========     =========

The Company generally sells its systems and associated services under contracts that provide for licensing of software, installation and training and, in certain cases, the sale of hardware. A portion the Company's sales are for software licenses only.

The sale process for health care information systems is typically lengthy, often lasting in excess of eighteen to twenty-four months for acute care facilities, and two to ten months for long-term care facilities. In the procurement process, hospitals, nursing homes and other health care facilities use such methods as Requests For Information, Requests For Proposals, recommendations of consultants, site visits to existing clients, evaluations at professional conferences and on-site demonstrations.

The Company uses, and will continue to use, a variety of means to promote its products to potential customers, including publishing articles and advertising in key industry publications; participating in trade shows and conferences; participating in seminars on medical informatics; AND communicating with consultants and accountants who advise health care facilities in their selection of information systems. The company places high priority on recruiting sales personnel with a strong background in health care software and skills in system analysis. During 1995, the Company hired a Senior Sales representative for Software Center, Inc..

The Company recognizes that successful marketing of health care information systems requires industry expertise, sustained local presence and extensive familiarity with local regulations and practices. The Company's marketing strategy accounts for the language, management and operational needs of health care providers in various locations. Depending on local conditions, the company will either sell to facilities directly or cooperate with major companies recognized in the target markets for their health care expertise. This cooperation may include distribution rights, joint marketing or licensing arrangements. The Company also intends to establish regional customer support offices in Rome and elsewhere in Europe and the United States to serve as the local base for the Company's marketing, sales and customer support activities in such regions. To this end, the company has established a subsidiary in the Czech Republic, as described in the Marketing, Sales and Distribution description Computerized Medical Technologies. During 1995, the laboratory in Rome and the office in Prague became operational.In the United States, COMET will continue to be sold through SCI whose offices are located in Fort Lee, New Jersey.

BACKLOG

At June 1, 1996 the Company had signed contracts for sales of COMET system representing approximately $1,020,000. The Company currently anticipates that approximately 60% of the backlog at June 1, 1996 will be recognized as revenue during the 1996 fiscal year; however, there can be no assurance that such revenues will be realized at any specific time in the future.

RESEARCH AND DEVELOPMENT

Development of products for the health care industry is generally a complex, multi-year endeavor. The development cycle is especially lengthy for comprehensive, facility-wide information management systems which include numerous inter-related applications. The Company sold its first product in 1977 and estimates that the current COMET product represents more than 15 years of research and development. The Company believes that it is in the early stages of realizing the benefits from investments in COMET's development made over a long period of time.

The Company conducts extensive research and development to enhance and extend its existing product offerings. The open, modular design and table-driven structure of COMET allow the Company to develop additional features rapidly and to modify the system to accommodate customers in different regulatory environments. Currently, the Company employs approximately 75 people in research, development and customer support in Israel and the United States.

The Company's gross research and development costs for 1993, 1994 and 1995 were $979,304, $1,049,531 and $1,443,573 respectively which constituted approximately 20.7%, 23.4% and 32.0% of revenues for such periods, respectively. The portions of the Company's gross research and development expenditures, which were capitalized for payroll and related expenses and computer maintenance for 1993, 1994 and 1995 were $786,842, $781,728 and $178,563 respectively. See Notes 2f and 5 of Notes to the Company's Consolidated Financial Statements.

Research and development priorities are derived from a combination of strategic marketing requirements and customers' requests for additional functionality. New modules and enhancements are coordinated to optimize the system as a whole and to ensure complete integration of the various applications. The Company has used and plans to continue using a portion of the proceeds from the Offering to continue developing versions of COMET in several different languages to service those countries for which it does not currently have a local language version, as well as to adapt each version to the regulatory requirements and reimbursement policies of such countries. The Company believes that it generally takes from 6 to 12 months to transform a COMET system into a new language. Currently, COMET systems are available in Hebrew, English and Italian. Upon expansion into the Czech Republic, the COMET system is also being translated into the Czech language. The Company is also planning to invest in future technology in order to introduce "Comet 2000" .The health care information systems industry is subject to rapid technological advances and changes in client requirements.

COMPETITION

The worldwide market for health care information systems is highly competitive. The Company's competitors vary in the scope of their products and services, their size and their geographic focus. The Company believes that there are more than 100 competitors in the health care information systems market in the United States alone, some of which have significantly greater financial, marketing and technical resources than the Company. Moreover, other information system companies could enter the market with products that could compete with the Company's products.

In the long-term health care segment in the United States, the Company competes with vendors such as ADA Data Systems, American Health Care, Care Computer Systems, Inc., Melyx Corporation and Penta Systems International Inc. If the Company enters the acute care market in the United States, the Company believes that among its major competitors will be Shared Medical Systems Corp., HBO & Company, First Data Corp., Health Systems Group Inc. and lbax Health Care Systems. Other competitors include software developers, value-added revelers specializing in health care and vendors of specialized systems such as bedside patient monitors.

In Israel, the Company competes with software vendors such as Advanced Technologies Ltd. and Yale Ltd., neither of which the Company believes offers solutions to the information management needs of health care facilities in Israel that are comparable to COMET. In Europe, the Company believes it will come into competition with several software vendors, including Shared Medical Systems Corp., McDonnell Douglas Information Systems International and Ing. C. Olivetti & Co., SpA.

The Company believes that the principal competitive factors in its industry are:
(i) ability to integrate the current and projected information system requirements of health care facilities; (ii) ease of implementation and ease of use; (iii) quality of training, technical support and maintenance; (iv) ability to respond to technological trends, such as the movement towards open systems and UNIX; and (v) price. The Company believes that COMET is competitive in the marketplace because of its open system architecture, level of performance and functionality, flexibility, highly integrated approach and attractive pricing, as well as due to the high level of service the Company provides its clients.

CSI's potential market is expanded due to the fact that it provides a solution for both long term and acute care. The majority of health care information system provider specialize in one or the other. There is a distinct advantage in the combination of acute care and long term care, especially since the upheaval in the health care market requires some kind of link between these two industries. The necessary transfer of patients from acute care beds to long term care beds has resulted in many acute care facilities opening long term care units for this purpose. While this direction began in the United States, it is becoming recognized internationally.

The Company intends to commence the marketing of its systems and services to acute care facilities in the United States and, as a result thereof, will encounter increased competition.


PROPRIETARY RIGHTS

The Company regards the technology incorporated in its products as proprietary. However, like many other software companies, the Company does not hold any patents and relies upon a combination of copyright, trademark and trade secret laws and contractual restrictions to protect its rights in its software products. To date, the Company's policy has been not to pursue copyright protection for its software and related documentation. In addition, the

Company's key employees and independent contractors and distributors are required to sign non-disclosure and secrecy agreements.

It may be possible for unauthorized third parties (including competitors) to copy aspects of the Company's products, whether or not in violation of the Company's rights. The Company believes that, because of the complexity of the COMET line, the significant technical know-how accumulated and possessed by the Company, its management and key personnel, and the rapid pace of technological change in the health care software industry, legal protection is a less significant factor in the Company's success than the knowledge, ability and experience of the Company's employees, the frequency of product enhancements and the timeliness and quality of support services provided by the Company.

COMET is generally sold pursuant to software license agreements, which, in most cases, grant customers a non-exclusive, nontransferable license to use the Company's products at a specified site and contain terms and conditions prohibiting the unauthorized reproduction or transfer of the Company's products. In addition, the Florijn Agreement contains, and the proposed New Italsiel Agreement will contain, terms and conditions prohibiting the unauthorized reproduction or transfer of COMET


The Company does not believe that its products infringe upon the proprietary rights of third parties. However, there can be no assurance that one or more third parties will not make a contrary assertion. The cost of responding to any assertion may be material, whether or not the assertion is validated.

GOVERNMENT REGULATION

United States. In the United States, the Company's products and services are not currently subject to government regulation per se. However, the FDA has promulgated a draft policy for the regulation of certain computer products as medical devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. To the extent that computer software is considered a medical device under the policy, computer software manufacturers could be required, depending on the product, to (i) register and list their products with the FDA, (ii) notify the FDA of, and demonstrate to the FDA, the product's substantial equivalence to other products on the market before marketing such product, and/or (iii) obtain FDA approval of such product by demonstrating safety and effectiveness before marketing the product. In addition, such products would be subject to other statutory controls, including those relating to good manufacturing practices and adverse experience reporting. Although it is not possible to anticipate the final form of the FDA's policy with regard to computer software, the Company expects that, whether or not the draft is finalized, the FDA is likely to become increasingly active in the regulation of computer software intended for use in clinical settings. In addition, to the extent that the Company's computer software is used in the context of a hospital-based or other blood banks, it is currently subject to FDA regulation under good manufacturing practice requirements for blood and blood components.

The market for the Company's systems and services could be adversely effected by recent legislation in the United States that reduces reimbursements under the capital cost pass-through system for the Medicare program for purchases of capital equipment such as the COMET system. This legislation will continue during 1996 to reduce such capital cost reimbursements by roughly 10% per year. Such reductions could have an adverse effect on reimbursement to hospitals for the capital cost of the Company's systems and services. There can be no assurance that reimbursement for the Company's systems and services will be or continue to be available or that future reimbursement policies of payors will not adversely affect the Company's ability to sell its systems and services on a profitable basis.

The United States health care industry is subject to extensive government regulation relating to, among other things, facility expansion, certain capital expenditures and reimbursement policies. The affect of future legislation and government regulation upon prospective clients may, in certain circumstances, have an adverse effect upon the Company's business in the United States. Conversely, changes in the regulatory environment have increased, and may continue to increase, the needs of health care organizations for cost-effective information management, thereby increasing the demand for the Company's products and services. In addition, recently introduced comprehensive federal health care reform legislation could, depending on the form in which such legislation is finally enacted, have a substantial impact on the Company's business. The Company cannot predict the impact, if any, of future legislation and government regulation on its business.

Israel Italy, and Czech Republic. Israel currently has no government regulations relating to computer programs for health care industry. However, the Israeli health care industry is undergoing structural changes, and the Company cannot predict what impact such changes will have on its business. Italy also currently has no government regulations relating to computer programs for the health care industry.

EMPLOYEES


As of March 30, 1996, the Company had 95 full time employees, including 77 in research, development and customer support, 3 in sales and marketing and 18 in corporate and general administration. Of the Company's 95 employees, 82 were located in Israel and 13 were located in the United States.

Many of the Company's employees have five or more years of tenure with the Company. The Company believes that the stability of its workforce benefits the Company in its development and customer support. The Company has written employment agreements with its employees. The Company has entered into an employment agreement with Mr. Sternfeld with respect to his employment with the Company through 1998, subject to certain automatic renewal provisions. Pursuant to his employment agreement, Mr. Sternfeld is entitled to receive a yearly bonus in an amount ranging from 2-4% of the Company's annual net income before taxes. The percentage determining Mr. Sternfeld's bonus fluctuates in accordance with the Company's net income before taxes. Mr.

Sternfeld's bonus is in addition to his regular salary.

The Company considers its relations with its employees to be good. The employees and the Company are not parties to any collective bargaining agreements. However, Israeli labor laws, including Israeli labor practices and certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Israeli Coordinating Chamber of Economic Organizations (including the Manufacturers' Association of Israel) are applicable to the Company's employees in Israel. These laws and provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, under the collective bargaining agreements, the wages of most of the Company's employees are automatically adjusted based partially on changes in the CPI. The amount and frequency of these adjustments are modified from time to time.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. However, most of this liability may be covered by managers' insurance policies or severance pay funds with the employer remaining liable for the difference in the amount of severance pay not covered. The Company's liability for required severance pay benefits is satisfied by the funding of two approved severance pay funds, the purchase of manager's insurance policies for the benefit of Shmuel Sternreid and one other executive officer, and by an accrual for severance pay on the Company's Balance Sheet. See Note 7 of Notes to the Company's Consolidated Financial Statements. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. The aggregate payments thereto amount to approximately 13 % of wages up to a ceiling, with the employee contributing approximately 5.4% and the employer contributing the remainder.

ITEM 2 - DESCRIPTION OF PROPERTY

The Company currently leases approximately 7,700 square feet of administrative, marketing and research and development space in Tel Aviv, Israel. The lease for this space, pursuant to which the Company pays approximately $17,000 per month in rent, expires on August 31, 1997. The Company has an option to extend such lease until September 1, 2000. Of the 7,700 square feet leased, the Company currently subleases 2650 square feet pursuant to the same conditions as outlined above.

The Company's U.S. subsidiary, SCI, leases approximately 1,800 square feet of office space in Fort Lee, New Jersey. SCI leases this space, at a monthly rent of approximately $2,400 per month. SCI recently exercised its option to extend the lease until March 31, 1997. In November 1993, SCI leased additional space at this location, at a monthly rent of approximately $600 per month, on a month-to month basis. SCI is currently considering entering into a new lease, which would commence upon termination of its current leases (assuming SCI chooses not to exercise its extension option), for larger office space in the Fort Lee area.

For the Company's activities in the Czech Republic, it leases 650 square feet from the MOTOL Hospital, at a cost of $200 per month.

It is expected that the company will need to lease office space in Europe and elsewhere to implement its marketing plans. With this exception, however, the Company believes that the above facilities are adequate to serve the Company's needs for the foreseeable future.

ITEM 3 - LEGAL PROCEEDINGS

The Company is not a party to any litigation that might, individually or in the aggregate, have a material adverse effect on the Company or its business and is not aware that any such litigation is threatened.

ITEM 4 - CONTROL OF REGISTRANT

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth the number of fully paid ordinary shares of the Company owned by any person known to the Company to be the beneficial owner of more than 10% of the Company's ordinary shares and the total amount of the Company's ordinary shares owned by the officers and directors of the Company as a group. The information in this table is accurate as of April 15, 1996.

                                              No. of               Percent of
Identity of Person or Group                   Shares Owned         Total
- -------------------------------------         ------------         ----------
Shmuel Sternreid                              4,455,000            82.9 %
All directors and officers as a group         4,455,000            82.9%

ITEM 5 - NATURE OF TRADING MARKET

Since the initial public offering of the Company's ordinary shares on August 23, 1994, the shares have been traded on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol CMTTF. Prior to 1994, there was no market for the Company's shares. There is no non-United States trading market for such securities.

The following are the high and low sales prices reported for the Company's shares as reported on NASDAQ/NMS during each quarter since such trading commenced in August, 1994:

                        Quarter            High      Low
                        ------------      -----     -------
                        Third, 1994       7 1/8     5 11/16
                        Fourth, 1994      5 7/8     2
                        First, 1995       3 5/8     1 1/2
                        Second, 1995      2 3/8     1
                        Third, 1995       1 5/8     3/4
                        Fourth, 1995      1 1/8     1/2
                        First, 1996       1/4       1/8

As of June 1, 1996, there were shareholders of record, of whom (%) were registered with United States mailing addresses.

ITEM 6 EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

All non-residents of Israel who purchase Ordinary Shares of the Company with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in respect of such Ordinary Shares in Israeli currency, whether as a dividend, as a liquidating distribution or as proceeds from the sale of such shares (provided in each case that any applicable Israeli income tax is paid or withheld on such amounts).

Nonresidents of Israel may freely hold and trade ordinary shares of the Company pursuant to the General Permit issued under the Currency Law. The Memorandum of Association and Articles of Association of the Company do not restrict in any way the ownership of ordinary shares by nonresidents of Israel and there is no restriction on voting rights of nonresidents contained in the Company's Memorandum of Association, its Articles of Association or in Israeli statutory law.

Investments and certain other transactions outside Israel by the Company, including the establishment of foreign sales offices and acquisitions, require specific approval from the Controller of Foreign Exchange. While such approvals have been granted to the Company and other companies in the past, no assurance can be given that such approval will be received by the Company in the future.

ITEM 7 - TAXATION

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on the Company. The following also contains a discussion of a certain Israeli and United States tax consequences to persons purchasing the Ordinary Shares offered hereby and certain Israeli Government programs benefiting the Company. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the taxing authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL CORPORATE TAX STRUCTURE

Taxable income earned by Israeli companies currently is subject to "Companies Tax" at a rate of 36%. As a result of the operation of tax programs designed to encourage industrial development and foreign investment in Israel, the effective tax rate applicable to Companies benefiting from such programs is substantially lower than the effective tax rate set forth above.

Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), an Industrial Company is entitled to certain benefits that are described below. To the extent that the income from a company's Approved Enterprises (as hereinafter defined) is exempt from taxation, such company will not receive the full deduction. A company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in any tax year, determined in NIS (exclusive of income from government compulsory defense loans and certain other sources), derives from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial production activity. As a result of the transfer of the Company's non-industrial activities to its wholly owned subsidiary Central Software and Automation Ltd., an Israeli corporation ("CSA"), the Company qualified as an Industrial Company.

Pursuant to the Industry Encouragement Law, an Industrial Company is entitled to deduct 12.5% per year of the purchase price of patents or certain other intangible property rights (other than goodwill) over a period of eight years beginning with the year in which such rights were first used, and is also entitled to deduct 33 1/3% per annum of expenses incurred in connection with the issuance of publicly-traded shares over a period of three years from the time the expenses were incurred. To the extent that the income from the Company's Approved Enterprise is exempt from taxation, the Company will not benefit from these deductions. See "Law for the Encouragement of Capital Investments, 1959" below.

Under certain income tax regulations, special depreciation rates have been determined for machinery, equipment and buildings used by an Industrial Enterprise. These rates differ based on factors including the date of commencement of operation and the number of work shifts. Moreover, accelerated depreciation at the rate of 150% may be available for certain newly operated machinery and equipment. An Industrial Company owning an Approved Enterprise (see "Law for the Encouragement of Capital Investments, 1959" below) may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.

Eligibility under the Industry encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that the Company will continue to qualify as an Industrial Company or will in the future be able to avail itself of any benefits under the Industry Encouragement Law.

Law for the Encouragement of Capital Investments, 1959

General. The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") provides that a production facility (or other eligible assets) may, upon application to the Israel Investment Center, be designated as an "Approved Enterprise." Each certificate of approval for an Approved enterprise relates to a specific investment program in the Approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or other asset. A company granted an Approved Enterprise status is eligible for certain tax benefits provided for by the Investment Law, depending on the specific program elected by that company. In February, 1994, the Company was granted Approved Enterprise status with respect to certain of its assets upon the implementation of its approved investment program, which the Company completed as of the date of this Prospectus. The Company has elected to participate in the Alternative Benefits Program described below with respect to its current Approved Enterprise. Under such Alternative Benefits Program, the Company will enjoy certain future tax exemptions on the income derived from its Approved Enterprise for a period of four years and reduced tax rates for an additional three years.

Tax Benefits. A company that has an Approved Enterprise which was approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program, under which the undistributed income from Approved Enterprise is fully exempt from Company Tax for a defined period of time (the "Alternative Benefits Program"). The period of tax exemption ranges between 2 and 10 years, depending primarily upon the location within Israel of the Approved Enterprise. On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. The Company has elected to participate in the Alternative Benefits Program. Accordingly, the income derived from its Approved Enterprise is tax exempt for a two-year period and subject to Companies Tax at a reduced rate during the fifth, sixth and seventh years of the benefit period. There can be no assurance that that current benefit program will continue to be available under the Investment Law or that the Company will continue to qualify for benefits under the current program.

Dividends paid out of income derived from an Approved Enterprise are generally subject to taxation at the rate of 15 %, and the same rate will also be applicable to distributions made by a company out of dividends received from an Approved Enterprise. The reduced rate of 15 % is limited to those dividends and distributions actually paid to the recipient during the seven year benefits period and, generally, at any time up to 12 years thereafter. A company which has elected to participate in the Alternative Benefits Program and pays a dividend from income derived by an Approved Enterprise during the tax exemption period under the Alternative Benefits Program would be liable for Company Tax in respect of the amount distributed (including the amount of the tax thereon) at the rate applicable had the Alternative Benefits Program not been elected (25 %), and the dividend recipient would be subject to tax at a rate of 15 % on the amount received.

The tax benefits derived from a certificate of approval for an Approved Enterprise relate only to taxable income attributable to the Approved Enterprise and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval, which include an increase in the Company's export revenues. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in pan, and the Company would be required to refund the amount of the canceled benefits, with the addition of linkage differences AND interest.

In the event that only a part of a company's taxable income derives from an Approved Enterprise or if the Company operates under more than one approval, its effective corporate tax rate is the result of a weighted combination of the various applicable rates. A company owning "mixed enterprises" (i.e., a company whose income derives from both an Approved Enterprise and another source) may not distribute a dividend attributable to the Approved Enterprise alone. Subject to certain provisions concerning income subject to the Alternative Benefits Program, all dividends are considered to be attributable to the entire enterprise, and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") represents an attempt to overcome some of the problems presented to a traditional tax system by AN economy undergoing rapid inflation. Generally, the Adjustment for Inflation Law seeks to protect shareholders' equity from inflationary erosion by providing a tax deduction at the annual rate of inflation, adjusted depreciation adjustments and linkage of carry forward tax losses to the rate of inflation. The Company is assessed tax under the Adjustment for Inflation Law. See Note 11 of Notes to the Company's Combined Financial Statements.

The Income Tax Ordinance and the Adjustment for Inflation Law allow "Foreign-Invested Companies" which maintain their accounts in dollars in compliance with regulations published by the Israeli Ministry of Finance to base their tax returns on the operating results as reflected in the dollar financial statements (in lieu of the principles set forth by the Adjustment for Inflation
Law) or to adjust their tax returns based on exchange rate changes rather than changes in the CPI. For these purposes, a Foreign-Invested Company is a company more than 25 % of whose share capital (in terms of rights to profits, voting and the appointment of directors) and of whose combined share and loan capital is owned by persons who are not residents of Israel. Assuming substantially all of the Ordinary Shares to be sold pursuant to the Offering are sold to persons outside of Israel, the Company will be a Foreign-Invested Company immediately after consummation of the Offering. However, there can be no assurance that, after the commencement of trading, the Company will remain a Foreign-Invested Company or will elect to be taxed on changes in the exchange rate.

TAX BENEFITS AND Government Support for Research and Development

Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, research and development expenditures that are funded from the proceeds of Israeli government grants are not deductible.

TAXATION MATTERS UNDER ISRAELI LAW AFFECTING NON-ISRAELI SHAREHOLDERS; ESTATE TAXES

The Ordinary Shares of the Company are exempt from Israeli capital gains tax so long as they are listed on NASDAQ/NMS or on a recognized stock exchange and the Company qualifies as an "Industrial Company." The Company is not presently listed on NASDAQ/NMS or a recognized stock exchange. In the event that the Company were to fail to maintain such listing or qualification, Israeli capital gains tax would apply to the sale of the Ordinary Shares. Israeli capital gains tax law distinguishes between a "Real Gain" and an "Inflationary Amount." Real Gain is the excess of the total capital gain over the Inflationary Amount, which is the amount of the increase in the CPI (or, at the election of a non-resident of Israel, the Israeli currency devaluation in relation to the foreign currency with which the capital asset was purchased) between the date of purchase and December 31, 1993. Until December 31, 1993, the Inflationary Amount was calculated as the increase in the CPI between the date of purchase and the date of sale. On December 30, 1993, the Israel Income Tax Ordinance was amended to exclude the increase of the CPI as of January 1, 1994 from the definition of Inflationary Amount and, thus, from an tax. The Inflationary Amount is taxed at a rate of 10%, reduced, with respect to shares, to no tax for non-residents in the event that such non-residents have elected the Israeli currency devaluations as an index. The Real Gain is taxed at the rate applicable to ordinary income. On a sale of the Ordinary Shares, an additional Inflationary Amount taxed at the rate referred to above may need to be recognized, based on the proportional part of the accumulated profits of the Company to which the seller of the shares would have rights by virtue of such shares.

A treaty concerning double taxation between the United States and Israel (the "Double Taxation Treaty") came into effect on January 1, 1995. Pursuant to the Double Taxation Treaty, certain holders of Ordinary Shares of the Company who are United States residents may be exempt from Israeli capital gains tax on sales or other dispositions of Ordinary Shares of the Company regardless of whether the Ordinary Shares of the Company are listed on a recognized stock exchange or the Company qualifies as an Industrial Company.

Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel. On the distribution of dividends other than bonus shares, income at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at the source unless a different rate is provided for in a treaty between Israel and the shareholder's country of residence. As indicated above, the Double Taxation Treaty has been signed by the United States and Israel but not ratified by the United States Senate and the Israeli Parliament. The withheld tax is the final tax in Israel on dividends paid to non-residents. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel from which tax was withheld at source is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that such income was not derived from a business conducted in Israel by the taxpayer.

Residents of the United States generally will have withholding tax in Israel deducted at the source. Such persons may be entitled to a credit or deduction for United States federal income tax purposes for the amount of such taxes withheld.

Israel has no estate tax.

ITEM 8 - SELECTED FINANCIAL DATA
- --------------------------------

STATEMENT OF INCOME DATA:

                                                   Year ended December 31,
                                                   -----------------------
                                          (in thousands, except per share and share data)

                                           1991        1992       1993        1994       1995

     Revenues ..........................   $ 3,086    $ 3,401    $ 4,730    $ 4,487    $ 4,507
     Cost of revenues ..................     1.743      1.850      2.237      2,720      2.607
                                           -------    -------    -------    -------    -------
     Gross profit ......................     1.343      1.551      2.493      1,767      1.900
                                           -------    -------    -------    -------    -------
     Research and development costs ....       291        519        979      1,049      1,443

     Less - capitalization of computer
     software costs ....................      (184)      (370)      (787)      (781       (178)
                                           -------    -------    -------    -------    -------
     Research and development costs, net       107        149        192        268      1,265
     Sales and marketing expenses ......       224        330        346        436        832
     General and administrative expenses       612         58        559        923      1,653
                                           -------    -------    -------    -------    -------
     Total operating costs and expenses        943      1.037      1.097      1.627      3.750
                                           -------    -------    -------    -------    -------
     Operating income (loss) ...........       400        514      1,396        140     (1,850)
     Other Expenses ....................      --          274
     Financial expenses, net ...........        86         58         94        162        241
                                           -------    -------    -------    -------    -------


     Income  (loss) before taxes on ....       314        456      1,302       (296)    (2,091
     income

     Taxes on income (benefit) .........       152        182        536        (62)      (277)
                                           -------    -------    -------    -------    -------
     Net income (loss) .................   $  (162)   $   274    $   766    $  (234)   $(1,814)
                                         =========  =========  =========  =========  =========
     Earnings (loss) per share .........   $  0.04     $.0.06    $  0.17    $ (0.05)   $ (0.34)
                                         =========  =========  =========  =========  =========

     Weighted average number of
     shares outstanding................. 4.500.000  4.500.000  4.500.000  4.791.666  5.375.000
                                         =========  =========  =========  =========  =========


                                                                 All data in thousands
                                                                     December 31,
                                                                     -----------
                                                  1991       1992        1993       1994      1995

            Working capital                      $(347)     $(512)      $(656)     1,410      (785)
            Total assets                         1,141      1,399       3,215      6,424     4,468
            Short-term debt including current
            maturities of long-term debt           218        345         665      1,052     1,178
            Long-term debt net                     256        200         163        414       326
            Shareholders' equity                  (487)      (213)        553      2,954     1,139
            (deficiency)

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company considers the dollar to be the currency of the principal economic environment in which its operations are conducted. In recent years the Company's revenues in dollars or denominated in dollars have increased significantly from 40.1% of total revenues in 1990 to 58.6% of total revenues in 1994. The Company believes that this trend will continue and that the majority of its revenues will be realized and a significant portion of its expenses will be incurred in dollars. When the Company generates revenues or incurs expenses in NIS denominated in U.S. dollars, the payor has a contractual obligation (not merely an informal undertaking) to make payment in NIS based upon the exchange rate between NIS and the U.S. dollar in effect on the date of payment, not on the date of the contract. The payor, therefore, bears the risk of a change in the exchange rate between the NIS and the dollar and the transaction takes place in a dollar, rather than a NIS, environment. The Company has, therefore, adopted the dollar as its functional currency (see Note 2b of Notes to the Company's Consolidated Financial Statements in Item 18). Transactions and balances denominated in currencies (including NIS) other than dollars are remeasured into dollars in accordance with the principles of Statement No. 52 of the Financial Accounting Standards Board. Exchange gains and losses arising from remeasurement are reflected in income or expenses, as applicable.

The Company's revenues and expenses may vary significantly from period to period due to factors which include the: (i) number of COMET systems sold, each of which has a relatively high selling price in comparison to the Company's annual revenues, (ii) length of time required to complete a system sale, (iii) mix of revenue derived from the Company's computer software sales and provisions of professional software support services, (iv) lengthy procurement procedures of health care facilities resulting from such facilities' budgetary cycles, (v) timing of new product introductions and enhancements by the Company or its competitors, and (vi) fluctuations in the exchange rate between the dollar and the NIS. For such reasons, any comparison of one period to another is not necessarily meaningful and is not necessarily an accurate indication of future trends. In addition, financial data relating to any year are not necessarily indicative of the results to be expected for future years. Accordingly, the Company's revenues and net operating results may vary significantly by quarter and by year. Moreover, the Company anticipates its expenditures relating to research and development, and to the expansion of its sales and marketing efforts, will increase over the near term. Among the specific areas in which additional funds will be spent are the continued development and enhancement of COMET, the employment of additional sales and marketing personnel and the opening of regional customer support offices in Rome, Prague and elsewhere in Europe and the United States. Any growth in revenues and operating results resulting from an increase in expenditures for research and development or sales and marketing is likely to be recorded in periods subsequent to the periods in which the expenditures are actually incurred.

Consequently, increases in revenues for subsequent periods, if any, may not initially result in proportionate net income or loss increases due to the anticipated increases in expenditures.

The Company's current internal cost accounting system does not allow the Company either to identify specifically its cost of revenues by corresponding revenue classification or to identify specifically its research and development costs. Consequently, the Company has formulated and utilizes a method to disaggregate its cost of revenues by corresponding revenue classification based on: (a) estimates of employee hours dedicated to the appropriate activities; and
(b) identification of certain costs incurred with respect to a specific activity. In addition, the Company has formulated and utilizes a method to allocate a portion of its cost of revenues to research and development costs based on: (a) an analysis of the hours actually dedicated to product development activities and (b) estimates formulated from reviewing and analyzing product development contracts and the past experiences of product development project managers. The Company believes that these methodologies are reasonable.

Financial data included in this discussion have been derived from the Company's Consolidated Financial Statements and from its general accounting records.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the relationship (in percentages) of selected items from the Company's statement of income to its total revenues:

YEAR ENDED DECEMBER 31,
- -----------------------

                                            1992       1993       1994      1995

Revenues                                  100.0%     100.0%     100.0%    100.0%
Cost of revenues                            54.4       47.3       60.6     57.8
                                          ------     ------     ------    -----
Gross profit                                45.6       52.7       39.4     42.2
                                          ------     ------     ------    -----
Research and developments costs, net         4.4        4.1        6.0     28.1
Sales and marketing expenses                 9.7        7.3        9.7     18.5
General and administrative expenses         16.4       11.8       20.6     36.7
                                          ------     ------     ------    -----
Operating income (loss)                     15.1       29.5        3.1    (41.1)
Other expenses                                 -          -        6.1        -
Financial expenses, net                      1.7        2.0        3.6      5.3
                                          ------     ------     ------    -----
Net income (loss) before taxes on income    13.4       27.5       (6.6)   (46.4)
Taxes (benefit) on income                    5.4       11.3       (1.4)    (6.1)
                                          ------     ------     ------    -----
Net Income (loss)                            8.0       16.2       (5.2)   (40.3)
                                          ======     ======     ======    =====

Fiscal Year Ended December 31, 1995 compared with Fiscal Year Ended December 31, 1994

Revenues. The Company's revenues derive from sales of COMET systems and from providing professional software support services, including installation and training, customer support, maintenance, and outsourcing and facility management. Revenues in 1995 totalled $4,506,655 which did not materially change from 1995.

Costs of Revenues. Cost of revenues in 1995 decreased 4.2% to $2,606,641 as compared to $2,719,984 for 1994 due principally to (i) an increase in the cost of software sales), which was principally attributable to higher amortization of software development costs and (ii) an increase in the cost of product development and support and other services, which was principally attributable to increases in payroll and related expenses which substantially increased in Israel, especially in the high-tech industries in 1994 and writedowns of capitalized software development costs of $157,000 in 1994.

Gross Profit . Gross profit amounted to $1,900,014 in 1995 and did not materially change from 1994.

Research and Development Costs. The Company's gross research and development costs consist of all expenditures relating to the Company's research and development expenses that were capitalized from gross research and development costs. Gross research and development costs in 1995 increased 37.5% to $1,443,573 compared to $1,049,531 in 1994 due principally to increased payroll expenses, which are a result of marked increases in national salary demands in the computer programming field. Net research and development expenses increased to $1,265,010 as compared to $267,803 in 1994 as a result of the reduction of capitalization of software costs (due to a conservative approach adopted by the Company) in the amount of $178,563 as compared $181,728 in 1994.

Sales and Marketing Expenses. Sales and marketing expenses increased 90.7% to $831,825 in 1995 from $436,175 in 1994. As a percentage of revenues, sales and marketing expenses increased to 18.5% for 1995 as compared to 9.7% for 1994. The increase is mainly due to increases in salary and travel expenses which resulted from continuing increased sales efforts in the European market and the Eastern European market in particular. Also, due to the long sales cycles, revenues will be allocated to the bidding process, results of which also require an extended period of time.

General and Administrative Expenses. General and administrative expenses increased to $1,653,711 in 1995 as compared with $923,521 in 1994 an increase of 79%. As a percentage of revenues, general and administrative expenses increased to 36.7% for 1995 as compared to 20.6% for 1994. The increase in general and administrative expenses can be attributed primarily to an increase in salary levels, expenses for the recruitment and training of employees, rent expenses, and an increase in the reserve for doubtful accounts. In as much as the dollar was frozen during 1995, when calculating expenses by the dollar, the expenses increase further. An increase in these expenses are also due in part to the fact that the Company became a public company, an activity which inherently incurs a great deal of costs.

Financial Expenses. Net financial expenses are calculated by subtracting financial income from gross financial expenses. Net financial expenses increased 49.00% to $240,939 in 1995 from $161,686 in 1943. The increase resulted mainly from the Company's increase in the average outstanding short-term and long-term debt.

Taxes on Income (Benefits). In 1995 the Company recorded a tax benefit of $(277,377) compared to a tax benefit of $(62,537) in 1994. This change has resulted primarily from a change in its deferred income taxes.

Net Loss. As a result of the foregoing, the Company incurred a net loss for the year ended December 31, 1995 of $(1,814,094) as compared to a net loss of $(233,845) in 1994. The Company attributes the loss it incurred during 1995 primarily to: (i) an increase in its net R&D expenses in the amount of $997,207 (see Research & Development costs), (ii) an increase in the general and administrative expenses of $730,190, and (iii) an increase in its sales and marketing expenses in the amount of $395,650 (see Sales and Marketing expenses). The net loss of the company was mainly financed by the use of proceeds from the IPO in August 1994.

GOING CONCERN

In 1994, the Company incurred a loss in the amount of $ 233,845, due to a substantial increases in expenses that were incurred. Sales in 1995 did not materially increase from the prior year and due to continuing increases in expenses, the Company further incurred a loss in the amount of $1,814,094. The Company has a negative cash flow from operating activities in 1995 in the amount of $1,371,489 as compared to $521,357 in 1994 and a working capital deficiency in the amount of $785,364 in 1995 as compared to a positive working capital in 1994 in the amount of $1,409,999 (the positive working capital as of December 31, 1994, was derived from the funds raised in the initial public offering the Company underwent that year, and at the end of 1995, those funds had been consumed). However, if cash flow from operations in the coming year are not sufficient to meet the Company's operating activities and/or debt service requirements, management would be required to implement certain actions to obtain cash from other sources to compensate for the shortfall.

The Company is currently seeking to raise additional funds from investors to compensate for the shortfall in the forthcoming year.

In addition, the Company is currently implementing procedures to cut-down on its operating expenses and is also in the process of restructuring its long-term debt over a long period of time.

The report of the Company's independant auditors with respect to the Company's financial statements for the year ended December 31, 1995, contains an explanatory footnote that these conditions raise substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, and do not include any adjustments that might result from the outcome of this uncertainty.

Fiscal Year Ended December 31, 1994 compared with Fiscal Year Ended December 31, 1993

Revenues. The Company's revenues derive from sales of COMET systems and from providing professional software support services, including installation and training, customer support, maintenance, and outsourcing and facility management. Revenues in 1994 decreased by 5.1% to $4,486,787 from $4,730,057 in 1993. The decrease in revenues was attributable to two principal factors, a decrease in sales of COMET systems to $635,074 in 1994 from $800,480 in 1993 and a decrease in sales of computer hardware in the United States ($58,086 in 1994 compared to $404,124 in 1993). This decrease is the result of the fact that the Company had recorded a one-time large sale of computer hardware in the U.S. in 1993. During 1994, the Company entered into several contracts for which revenue has not yet been recognized in accordance with the principles of the Statement of Position 91-1, "Software Revenue Recognition," issued by the American Institute of Certified Public Accounts ("Statement of Position 91-1"). In compliance with the provisions of Statement of Position 91-1, the Company recognizes revenues from software product sales either: (i) when a non-cancelable license agreement has been signed, the product has been delivered and all significant obligations have been satisfied and collectibility of the receivable is certain; or (ii) based on license fee payments as they fall due, in the case where the conditions in clause (i) are met but the license fee is payable over a period which exceeds one year.

Costs of Revenues. Cost of revenues in 1994 increased 21.6% to $2,719,984 as compared to $2,237,117 for 1993, due principally to (i) an increase in the cost of software sales ($270,745 in 1994 as compared to $168,478 in 1993), which was principally attributable to increases in the amortization of software development costs ($226,014 in 1994 as compared to $108,765 in 1993) and (ii) an increase in the cost of product development and support and other services ($2,299,430 in 1994 as compared to $1,697,923 in 1993), which was principally attributable to increases in payroll and related expenses which substantially increased in Israel, especially in the high-tech industries in 1994 ($1,494,129 in 1994 as compared to $1,188,573 in 1993) and writedowns of capitalized software development costs of $157,000 in 1994. As a percentage of revenues, cost of revenues increased to 60.6% in 1994 as compared to 47.3% for 1993, due principally to a decrease in software sales and revenue from other income, which were accompanied by increases in cost of software sales and cost of product development and support.

Gross Profit. Gross profit decreased from $2,492,940 in 1993 to $1,766,803 in 1994 and as a percentage of revenues from to 52.7% in 1993 to 39.4% in 1994. This decrease was primarily due to a decrease in revenues which were accompanied by increases in the cost of sales.

Research and Development Costs. The Company's gross research and development costs consist of all expenditures relating to the Company's research and development expenses that were capitalized from gross research and development costs Gross research and development costs in 1994 increased 7.2% to $1,049,531 compared to $979,304 for 1993, due principally to increased efforts to develop COMET, including modifications thereof for foreign markets. As a percentage of revenues, gross research and development costs increased to 23.4% for 1994 as compared with 20.7% for 1993.

Sales and Marketing Expenses. Sales and marketing expenses increased 26% to $436,175 in 1994 from $346,024 in 1993. As a percentage of revenues, sales and marketing expenses increased to 9.7% for 1994 as compared to 7.3% for 1993. The increase is mainly due to increases in salary and travel expenses which resulted from increased sales efforts in the European market and the Eastern European market in particular. Since most of the Company's marketing employees are employed in Israel, the Company's travel expenses constitute a material portion of the Company's total sales and marketing expenses (42.6% in 1994 as compared to 47.5% in 1993).

General and Administrative Expenses. General and administrative expenses increased to $923,521 in 1994 as compared with $558,756 in 1993 an increase of 65 %. As a percentage of revenues, general and administrative expenses increased to 20.6% for 1994 as compared to 11.8% for 1993. The increase in general and administrative expenses can be attributed primarily to an increase in the number of employees and the salary levels, expenses for the recruitment and training of employees, rent expenses, and an increase in the reserve for doubtful accounts. An increase in these expenses are also due in part to the fact that the Company became a public company, an activity which inherently incurs a great deal of costs.

Other Expenses. The Company recognized an expense of $274,000 in 1994 from a payment made to Florijn for the buy- out of certain European marketing rights.

Financial Expenses. Net financial expenses are calculated by subtracting financial income from gross financial expenses. Net financial expenses increased 72.4% to $161,686 in 1994 from $93,811 in 1993. The increase resulted mainly from the Company's increase in long-term debt of $593,285 and an increase in its short-term debt and bank credit by $44,641.

Taxes on Income (Benefits). In 1994 the Company recorded a tax benefit of $62,537 compared to a tax liability of $536,166 in 1993. This change has resulted primarily from the Company incurring a net loss before income taxes in 1994 and a reduction of tax assessments for previous years.

Net Loss. As a result of the foregoing, the Company incurred a net loss for the year ended December 31, 1994 of $233,845 as compared to net income of $765,721 for 1993. The Company attributes the loss it incurred during 1994 primarily to:
(i) a decrease in revenues in the total of $243,270; (ii) an increase in the cost of revenues of $482,867; (iii) an increase in the general and administrative expenses of $364,765; and (iv) the buyout of marketing rights recorded at $274,000 in "Other Expenses"

FISCAL YEAR ENDED DECEMBER 31, 1993 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 1992

Revenues. Revenues in 1993 increased by 39.1% to $4,730,057 from $3,400,833 in 1992. The increase in revenues was attributable to several factors, including: an increase in sales of COMET systems to $800,480 in 1993 from $381,263 in 1992 resulting from an increase in COMET systems sales in Israel, partially offset by a decrease of such sales in the United States; an increase in the Company's customization services to the Italian market to $705,023 in 1993 from $431,897 in 1992; an increase in revenues from maintenance and professional software support services in the United States ($652,084 in 1993 as compared to $399,850 in 1992); and an increase in sales of computer hardware in the United States ($404,124 in 1993 as compared to $87,662 in 1992), resulting primarily from a significant contract that included sales of hardware along with the installation of the Company's software product. During 1993, the Company entered into several contracts in the United States for which revenue has not yet been recognized in accordance with the principles of the Statement of Position 91-1, "Software Revenue Recognition," issued by the American Institute of Certified Public Accounts ("Statement of Position 91-1 "). In compliance with the provisions of Statement of Position 91-1, the Company recognizes revenues from software product sales either: (i) when a non-cancelable license agreement has been signed, the product has been delivered and all significant obligations have been satisfied and collectibility of the receivable is certain; or (ii) based on license fee payments as they fall due, in the case where the conditions in clause (i) are met but the license fee is payable over a period which exceeds one year.

Costs of Revenues. Cost of revenues in 1993 increased 20.9% to $2,237,117 as compared to $1,850,176 for 1992, due principally to (i) an increase in the cost of software sales ($168,478 in 1993 as compared to $109,052 in 1992), which was principally attributable to increases in the amortization of software development costs ($108,765 in 1993 as compared to $75,596 in 1992) and the cost of computer maintenance and other computer products ($12,893 in 1993 as compared to $4,312 in 1992) (ii) an increase in the cost of product development and support and other services ($1,697,923 in 1993 as compared to $1,639,038 in 1992), which was principally attributable to increases in payroll and related expenses ($1,188,573 as compared to $1,123,152 in 1992) and the cost of computer maintenance and other computer products ($162,377 in 1993 as compared to $95,208 in 1992) but such increases were partially offset by a decrease in the cost of consultants and subcontractors ($26,582 in 1993 as compared to $72,144 in 1992) and (iii) an increase in the cost of other income ($370,716 in 1993 as compared to $102,086 in 1992), which was principally attributable to an increase in hardware costs ($367,863 in 1993 as compared to $79,408 in 1992) that resulted primarily because of a significant contract that included sales of hardware along with software products. As a percentage of revenues, cost of revenues decreased to 47.3% in 1993 as compared to 54.4% for 1992, due principally to an increase in software sales and product development and support, which were accompanied by similar rates of increases in cost of software sales and cost of product development and support.

Gross Profit. Gross profit increased from $1,550,657 in 1992 to $2,492,940 in 1993 and as a percentage of revenues from 45.6% in 1992 to 52.7% in 1993. This increase was primarily due to increased software sales, which have higher gross profit margins than the Company's other revenue sources, and a decrease in the rate of increase of product development and support costs as compared to the rate of increase of revenues from product development and support.

Research and Development Costs. The Company's gross research and development costs consist of all expenditures relating to the Company's research and development expenses that were capitalized from gross research and development costs. See Note 2f of Notes to the Company's Consolidated Financial Statements. Gross research and development costs in I993 increased 88.6% to $979,304 compared to $519,150 for 1992, due principally to increased efforts to develop COMET, including modifications thereof for foreign markets. As a percentage of revenues, gross research and development costs increased to 20.7% for 1993 as compared with 15.3% for 1992. During 1993, the Company hired twelve additional employees for its product development staff, which increased its salary expenses and related benefits during this period ($972,561 in 1993 as compared with $511,913 in 1992. In 1994, the Company used a portion of the net proceeds of the Offering to increase its research and development efforts. Specifically, the Company continued its plans (i) to develop versions of COMET in several different languages to service those countries for which it does not currently have a local language version, as well as to adapt each version to the regulatory requirements and disbursement policies of such countries, (ii) continue developing COMET systems for acute care facilities in the United States and (iii) complete the development of certain clinical modules and subsystems.

Sales and Marketing Expenses. Sales and marketing expenses increased 4.8% to $346,024 in 1993 from $330,088 in 1992. As a percentage of revenues, sales and marketing expenses decreased to 7.3% for 1993 as compared to 9.7% for 1992. The increase is mainly due to increase in salary expenses and related benefits ($158,129 in 1993 as compared to $131,780 in 1992) resulting from the Company's hiring additional sales and marketing personnel in Israel. Since most of the Company's marketing employees are employed in Israel, the Company's travel expenses constitute a material portion of the Company's total sales and marketing expenses (47.5% in 1993 as compared to 48.8% in 1992). The company used a portion of the net proceeds of the Offering to increase its sales and marketing efforts and to establish regional sales and customer support offices in Rome and elsewhere in Europe and the United States. The Company believes that the initial cost of establishing a typical regional customer support office will be approximately $300,000 and that the cost of operating such an office will be approximately $300,000 per year.

General and Administrative Expenses. General and administrative expenses increased slightly to $558,756 in 1993 as compared with $557,932 in 1992. As a percentage of revenues, general and administrative expenses decreased to 11.8% for 1993 as compared to 16.4% for 1992. The Company's success in maintaining the level of its general and administrative expenses is primarily attributable to decreasing (i) consulting fees and related expenses which the Company initially incurred as a result of its continuing effort to penetrate the Eastern European health care market, particularly the Russian market ($13,965 in 1993 as compared to $84,465 in 1992), (ii) professional fees, principally due to a decrease in litigation fees ($57,356 in 1993 as compared to $107,562 in 1992) and (iii) office maintenance expenses ($99,708 in 1993 as compared to $101,502 in 1992). These decreases were, however, partially offset by an increase in the Company's payroll and related benefits to $347,161 in 1993 as compared to $246,409 in 1992, which resulted from the hiring of additional personnel and an increase in salaries of existing employees.

Financial Expenses. Financial expenses, net are calculated by subtracting financial income from gross financial expenses. Financial expenses, net for 1993 increased 62.8% to $93,811 from $57,620 in 1992. The increase resulted mainly from the Company's utilization of bank overdraft credit lines in Israel and an increase in short-term debt. See Note 13c of Notes to the Company's Consolidated Financial Statements.

Taxes on Income. Taxes on income increased to $536,166 in 1993 from $182,000 in 1992, and increased as percentage of income before taxes on income to 41.1% in 1993 as compared to 39.9% in 1992. These increases are primarily attributable to
(i) the exhaustion of tax loss carrryforwards amounts previously utilized by SCI and (ii) a devaluation of the dollar against the NIS at a rate in excess of the CPI in the fourth quarter of 1992, which reduced the Company's tax expenses in 1992 as compared to 1993.

Net Income. As a result of the foregoing, the Company's net income of year ended December 31, 1993 was $765,721 as compared to net income of $273,838 for 1992. As a percentage of revenues, net income increased to 16.2% for 1993 as compared to 8.0% for 1992. The Company attributes the profitability it achieved during 1993 primarily (i) to an improvement that was realized in its profit margin, which resulted from (a) a greater portion of the Company's computer software development costs being capitalized rather than treated as an expense and (b) an increase in revenues from the Company's professional software support services, and (ii) the Company's ability to keep its increase in sales and marketing and general and administrative expenses at a level less than its increase in revenues.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations have been and continue to be financed from cash flow from operations, short-term indebtedness provided by Israeli banks and long-term indebtedness provided by Israeli banks and other financial institutions. The Company's indebtedness is secured by security interests in the Company's fixed assets in favor of certain Israeli banks and financial institutions.

The Company's short-term indebtedness (excluding current maturities of long-term indebtedness) at December 31, 1995 was $813,821.

The current maturities of long-term debt on December 31, 1995 was $326,521. On December 31, 1995 working capital was $565,364 (deficiency). This decrease from the working capital of approximately $1,409,949, which was recorded on December 31, 1994, is primarily the result of use of the proceeds of the IPO from 1994.

At the end of 1995, the Company held cash and cash equivalents of $265,873 and at the end of May of 1996, the Company held cash and cash equivalents in the approximate amount of $298,100.

During the year ended December 31, 1995 the Company's cash and cash equivalents decreased by $1,823,190. During this period, the Company had negative cash flow resulting from operating activities of $1,371,489. During the year ended December 31, 1995, negative NET cash flow utilized in the Company's investing activities equaled $248,148 (mainly for capitalization of software development costs). Net cash flow provided by financing activities WAS $203,553 resulting primarily from the receipt of proceeds of the IPO, long-term debt and short-term bank loans.

IMPACT OF INFLATION AND DEVALUATION ON MONETARY ASSETS AND LIABILITIES.

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the United States dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. During 1989 and 1990, the dollar declined in value relative to major world currencies. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and THE dollar remained relatively stable during this period. However, during 1991, 1992 and 1993, Israel effected devaluations of the NIS against the dollar of 11.47%, 21.1% and 8.0%. During 1994 and 1995 the exchange rate of the dollar and the NIS was relatively stable.

During the three years ended December 31, 1991, the rate of inflation in Israel exceeded THE rate of devaluation of the NIS against the dollar, but in 1992, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel. For the years ended December 31, 1995, 1994 and 1993, the rate of inflation exceeded the rate of devaluation of the NIS against the dollar by 4.0%, 13.3% and 3.0% respectively. The Company cannot predict whether this situation will continue in the future.

The dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by a devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on the profitability to the Company of contacts under which the Company is to receive payment in dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of the Company which consist of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of any liabilities of the company which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar would have the effect of increasing the dollar value of any unlinked NIS ASSETS of the Company and the dollar amount of any unlinked NIS liabilities of the Company.

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS, OFFICERS AND KEY EMPLOYEES

The directors, officers and key employees of the Company are as follows:

NAME                    AGE      POSITION

Shmuel Sternfeld         50      Chairman of the Board of Directors; Chief
                                 Executive Officer and President
Avraham Gelber           49      Managing Director
Niv Ahituv               52      Director
Mati Golan               58      Director
Chaim Haklai             44      Senior Vice President
ASSA Reichert            52      Vice President - International Business
                                 Development
Yossi Rosenblum          42      Vice President - Research and Development
Gadi Zilberdik           46      Chief Financial Officer
Menachem Alon            42      Manager - Software Division
Doron Gutkind            33      Project Manager - SCI

All directors of the Company serve until the next general meeting (i.e. the annual meeting) of shareholders and until their successors shall have been elected and shall have qualified, unless their offices are vacated earlier under any relevant provision of the Articles of Association of the Company (the "Articles of Association"). The terms of office of all executive officers of the Company continue at the discretion of the Board of Directors, subject to the terms of an employment agreement between the Company and such officer. Shmuel Sternfeld serves as the Chairman of the Board of Directors of the Company and is also the Company's Chief Executive Officer and President, Mr. Sternfeld joined the company as a senior executive in 1972 and assumed his present positions in 1975. Mr. Sternfeld received a bachelor's degree in Computer Science and Accounting from Haifa University in Israel.

Avraham Gelber joined the Company as Managing Director in September of 1995. Prior to joining the Company, Mr. Gelber was Vice President of Marketing and Business Development for three years at Orobotech, a high tech company with annual revenues of over $100 million. Prior to that position, Mr. Gelber was General Manager of INTEL Semiconductors, a daughter company of INTEL in Israel. During his 17 years at Intel, annual revenues grew from $3 million to $40 million. Mr. Gelber has a BSc in Electronics Engineering from the Israel Institute of Technology (the "Technion"), as well as a wide range of technical, managerial, financial and marketing courses taken in Israel and abroad.

Niv Ahituv was elected a Director of the Company in 1993. Professor Ahituv is the Dean of the Faculty of Management at Tel Aviv University and is a consultant to the management of a number of large firms, including Delta Galil Industries Ltd. and Bromine Compounds Ltd., with respect to information systems policy. Professor Ahituv holds a bachelor's degree in Mathematics, as well as an MBA, an MSc in Information Systems and a PhD in Management.

Mati Golan was elected a director of the Company in 1993. Mr. Golan is the Chief Executive Officer of the Golan Insurance Co., Ltd. and has held this position since 1974. Mr. Golan received a bachelor's degree in Education from the Hebrew University.

Chaim Haklai has been with the Company for 22 years and was appointed Senior Vice President in 1988. Mr. Haklai oversees all of the Company's product development. Mr. Haklai received a bachelor's degree in Computer Science from Tel Aviv University.

Assa Reichert has been with the Company for seven years and was named Vice President for International Business Development in 1993. Prior to 1993, Mr. Reichert was the Director of Marketing for the Israeli Market. Prior to joining the Company, Mr. Reichert was the Deputy Director of the Sheba Medical Center for 8 years. Mr. Reichert is the Chairman of the Israeli Association for Medical Informatics, a member of the Presidium of the European Federation of Medical Informatics and a lecturer at the Haifa Technion - the Israel Institute of Technology (the "Technion"). Mr.

Reichert received a bachelor's degree in Chemistry from the Technion.

Dr. Yossi Rosenblum has been with the Company for 12 years and was appointed Vice President for Research and Development in 1992. Prior to that time, Dr. Rosenblum was Director of Research and Development and a Senior Research and Development Executive.

Dr. Rosenblum supervises the development of all new medical products. Dr. Rosenblum received his ED from Tel Aviv University.

Gadi Zilberdik joined the Company as Chief Financial Officer in September, 1994. Previously, he was the deputy managing director of finance at Macpell Industries Ltd. from May 1991. Prior to such time and since 1988, Mr. Zilberdik was the deputy managing director of finance at Nechustan Investment Co. Mr. Zilberdik holds a bachelor's degree in economics and an MBA.

Menachem Alon has been with the company for 9 years as Manager of Software Development. Mr. Alon received a master's degree in Information Systems from Tel Aviv University and is presently completing his doctoral dissertation in the field.

Doron Gutkind has been with the Company for 12 years and was appointed Project Manager of SCI in October 1986. Prior to such time, Mr. Gutkind was a computer programmer and systems analyst for the Company.

ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS

For services rendered to the Company by its directors, officers and key employees during 1995 the Company paid compensation in the aggregate sum of $277,000. Except for nominal amounts paid to directors for attendance at board meetings and for reimbursement of expenses, no compensation was paid by the Company to its directors other than the President, who receives a salary for his services as President and Chief Executive Officer.

The Company has not set aside or accrued any amounts for pension, retirement or similar benefits for its directors and officers.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

In February 1994, the Company adopted the Comet Software International Ltd.
(1994) Stock Option Plan (the "Option Plan"). The Option Plan provides that options may be granted to employees of the Company or any subsidiary of the Company, directors of the Company and consultants and contractors of the Company. Upon the Company's election to do so, the Option Plan is designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) ("Section 102") with respect to employees of the Company. The Option Plan is also designed to benefit from the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), with respect to employees of SCI and, in the future, Comet USA.

Under the terms of the Option Plan, the Company is authorized to grant options for a total of 375,000 Ordinary Shares, subject to anti-dilution adjustments. The option awards, which will be issued pursuant to option agreements, will be personal, non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or termination without cause). The price per share under the option awards is to be determined on the date of grant provided that (i) such price shall not be less than 75 % of the fair market value on such date and (ii) in the case of options which qualify as "Incentive Stock Options" (as defined in the Code), such price shall not be less than 100% of the fair market value on such date or 110% if at the time of grant the optionee owns more than 10% of the voting stock of the Company. The Option Plan is administered by a Stock Option Committee of the Company's Board of Directors. The members of the Stock Option Committee are Shrnuel Sternfeld, Niv Ahituv and Mati Golan. The Stock Option Committee has the full power and authority to, among other things, designate participants in the Option Plan and determine the terms and provisions of the option agreements, including, without limitation, provisions relating to the time and extent to which options may be exercised. The tax benefits available to participants in the Option Plan are, pursuant to Section 102, conditioned upon the options issued under the Option Plan being subject to a two year vesting period.

In accordance with the Option Plan, options to purchase 186,400 Ordinary Shares will be granted to certain directors (other than Mr. Sternfeld) and to officers, employees and consultants. All of such options have an exercise of $5.50 and will vest and become exercisable in cumulative installments of 20 % per year beginning with the first anniversary of the date of the grant and ending on the fifth anniversary of the date thereof.

The Underwriter's Warrants to purchase up to 87,500 Ordinary Shares have been issued in conjunction with the initial public offering of the company's shares pursuant to a warrant agreement (the "Warrant Agreement"), between the Company and the underwriter of the initial public offering. The Underwriter's Warrants are exercisable for a period of four years commencing on August 23, 1995. Each Underwriter's Warrant entitles the holder to purchase, at any time until its expiration, one Ordinary Share, at a price equal to 165 % of the initial public offering price per Ordinary Share. The Underwriter's Warrants may be exercised in whole or in part.

The information contained in this section is accurate as of M.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Not applicable.

                                     PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED
- ----------------------------------------------------

 Not applicable.


                                    PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES
- ------------------------------------------

Not applicable.

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
- ------------------------------------------------------------
REGISTERED SECURITIES
- ---------------------

Not applicable.


ITEM 17 - FINANCIAL STATEMENTS Not applicable.
- ----------------------------------------------

ITEM 18 - FINANCIAL STATEMENTS Attached. See Item 19(a).
- --------------------------------------------------------


ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS
- -------------------------------------------

                               COMET SOFTWARE INTERNATIONAL LTD.


                   CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995


                                        IN U.S. DOLLARS


                                       TABLE OF CONTENTS


                                                                   Page


Report of Independent Auditors                                      F-2

Consolidated Balance Sheets                                         F-3

Consolidated Statements of Operations                               F-4

Statements of Changes in Shareholders' Equity                       F-5

Consolidated Statements of Cash Flows                            F-6 - F-7

Notes to Consolidated Financial Statements                      F-8 - F-26






                                        - - - - - - - -

[KOST LEVARY & FOSTER LETTERHEAD]






                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                        COMET SOFTWARE INTERNATIONAL LTD.

       We have audited the consolidated balance sheets of Comet Software International Ltd. and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Software Center Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 24% and 18% as of December 31, 1995 and 1994, respectively, and total revenues constituting 12% and 18% of the related consolidated totals for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Software Center Inc., is based solely on the reports of the other auditors.

       We conducted our audits in accordance with generally accepted auditing standards in Israel and in the U.S.A., including those prescribed by the Auditors (Mode of Performance) Regulations (Israel), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1995 and 1994, and the related results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel and in the United States, which as applicable to these financial statements, are in all material respects identical.

       The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b and in 2f to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                   /s/ KOST, LEVARY and FORER

Tel-Aviv, Israel                                     KOST, LEVARY and FORER
April 8, 1996                           Certified Public Accountants (Israel)
                                        A member of Ernst & Young International

                        COMET SOFTWARE INTERNATIONAL LTD.

                           CONSOLIDATED BALANCE SHEETS

                                (In U.S. Dollars)

                                  December 31,

                                                        1994            1995
                                                      -------          -------
  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ....................      $2,089,063      $  265,873
  Marketable securities ........................          60,801          65,674
  Trade receivables (net of allowance
  for doubtful accounts,
  $ 166,000 in 1994 and $ 410,764
  in 1995) .....................................       1,429,206       1,129,000
  Other receivables and prepaid
  expenses (Note 12a) ..........................         394,514         460,965
  Receivable from shareholder ..................          12,927           6,434
                                                      ----------      ----------

Total current assets ...........................       3,986,511       1,927,946
                                                      ----------      ----------


PROPERTY AND EQUIPMENT,
  NET (Note 3) .................................         480,290         663,406
                                                      ----------      ----------


OTHER ASSETS (Note 4) ..........................         206,000         154,500
                                                      ----------      ----------

CAPITALIZED SOFTWARE
  DEVELOPMENT COSTS,
  NET (Notes 2f and 5) .........................       1,751,721       1,722,608
                                                      ----------      ----------

                                                      $6,424,522      $4,468,460
                                                      ==========      ==========

                                                             December 31,
                                                     ---------------------------
                                                         1994           1995
                                                     ----------       ----------

       LIABILITIES AND
       SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term debt and bank credit ..........       $  671,867      $  664,188
    Current maturities of
       long-term debt (Note 6) ...............          379,784         513,651
    Trade payables ...........................          123,693         690,674
    Accrued liabilities (Note 12b) ...........        1,374,544         810,295
    Deferred income ..........................           26,674          34,502
                                                     ----------       ----------
Total current liabilities ....................        2,576,562       2,713,310
                                                     ----------       ----------

LONG-TERM DEBT (Note 6) ......................          413,842         326,521
DEFERRED INCOME TAXES (Notes 11d) ............          480,584         203,207
                                                     ----------       ----------
ACCRUED SEVERANCE PAY, NET (NOTE 7) ..........             --            85,982

COMMITMENTS AND CONTINGENCIES
    (Note 8)

SHAREHOLDERS' EQUITY (Note 10):
    Share capital - 9,340,000 Ordinary


       Shares, par value NIS 0.01, and
       660,000 Deferred Shares, par
       value NIS 0.01, authorized;
       5,375,000 Ordinary Shares and
       660,000 Deferred Shares issued
       and outstanding at December 31,
       1994 and at December 31, 1995 ...........       23,117            23,117
    Additional paid-in capital .................    2,631,542         2,631,542
    Retained earnings (deficit) ................      298,875        (1,515,219)
                                                    2,953,534         1,139,440
                                                   $6,424,522        $4,468,460
                                                   ==========        ==========

The accompanying notes are an integral part of the financial statements


                                  COMET SOFTWARE INTERNATIONAL LTD.

                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                         (In U.S. Dollars)

                                                          Year ended December 31,
                                                -----------------------------------------

                                                   1993             1994          1995
                                                ----------       ----------       -------
Revenues (Note 13a):
    Software sales .........................   $   800,480    $   635,074    $   190,287
    Product development and support, and
     other services ........................     3,511,418      3,651,044      4,313,696
    Other income ...........................       418,159        200,669          2,672
                                               -----------    -----------    -----------

Total revenues .............................     4,730,057      4,486,787      4,506,655
                                               -----------    -----------    -----------

Cost of revenues:
    Cost of software sales .................       168,478        270,745         89,064
    Cost of product development and support,
     and other services ....................     1,697,923      2,299,430      2,515,306
    Cost of other income ...................       370,716        149,809          2,271
                                               -----------    -----------    -----------

Total cost of revenues .....................     2,237,117      2,719,984      2,606,641
                                               -----------    -----------    -----------

Gross profit ...............................     2,492,940      1,766,803      1,900,014
                                               -----------    -----------    -----------

Operating costs and expenses:
    Research and development ...............       979,304      1,049,531      1,443,573
    Less capitalization of software
     development costs .....................       786,842        781,728        178,563
                                               -----------    -----------    -----------
    Research and development, net ..........       192,462        267,803      1,265,010
    Sales and marketing ....................       346,024        436,175        831,825
    General and administrative .............       558,756        923,521      1,653,711
                                               -----------    -----------    -----------

Total operating costs and expenses .........     1,097,242      1,627,499      3,750,546
                                               -----------    -----------    -----------

Operating income (loss) ....................     1,395,698        139,304     (1,850,532)
Financial income ...........................        23,831         50,350         89,506
Financial expenses .........................      (117,642)      (212,036)      (330,445)
Other expenses .............................          --         (274,000)          --
                                               -----------    -----------    -----------

Income (loss) before taxes on income .......     1,301,887       (296,382)    (2,091,471)
Provision (benefit) for taxes
    on income (Note 11c) ...................       536,166        (62,537)      (277,377)
                                               -----------    -----------    -----------

Net income (loss) ..........................   $   765,721    $  (233,845)   $(1,814,094)
                                               ===========    ===========    ===========

Earnings (loss) per share ..................   $      0.17    $     (0.05)   $     (0.34)
                                               ===========    ===========    ===========

Weighted average number of shares used
    to compute earnings (loss) per share ...     4,500,000      4,791,666      5,375,000
                                               ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.


                        COMET SOFTWARE INTERNATIONAL LTD.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                (In U.S. Dollars)



                                                  Additional     Retained
                                       Share        paid-in      earnings
                                      capital       capital     (deficit)      Total
                                 -----------   -----------   -----------    -----------

Balance at January 1, 1993 ...   $        25   $      --     $  (212,787)   $  (212,762)

    Issuance of stock dividend        17,714          --         (17,714)          --
    Net income ...............          --            --         765,721        765,721
                                 -----------   -----------   -----------    -----------

Balance at December 31, 1993 .        17,739          --         535,220        552,959

    Issuance of stock dividend         2,500          --          (2,500)          --
    Issuance of shares (1) ...         2,878     2,631,542          --        2,634,420
    Net loss .................          --            --        (233,845)      (233,845)
                                 -----------   -----------   -----------    -----------

Balance at December 31, 1994 .        23,117     2,631,542       298,875      2,953,534

    Net loss .................          --            --      (1,814,094)    (1,814,094)
                                 -----------   -----------   -----------    -----------

Balance at December 31, 1995 .   $    23,117   $ 2,631,542   $(1,515,219)   $ 1,139,440
                                 ===========   ===========   ===========    ===========



(1)Net of offering expenses of $ 2,178,080.



The accompanying notes are an integral part of the financial statements.


                                  COMET SOFTWARE INTERNATIONAL LTD.

                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         (In U.S. Dollars)

                                                               Year ended December 31,
                                                       --------------------------------------
                                                          1993          1994            1995
                                                       ----------    ----------       -------
Cash flows from operating activities:

  Net income (loss) ...............................   $   765,721    $  (233,845)   $(1,814,094)
  Total adjustments to reconcile
     net income (loss) to net cash provided by
     (used in) operating activities (a) ...........        97,501       (287,512)       442,605
                                                      -----------    -----------    -----------

Net cash provided by (used in) operating activities       863,222       (521,357)    (1,371,489)
                                                                     -----------    -----------


Cash flows from investing activities:

  Acquisition of marketable securities, net .......          --             --           (4,873)
  Proceeds from redemption of
     Government compulsory loans ..................           496           --             --
  Capitalization of software development costs ....      (786,842)      (781,728)
                                                                                       (178,563)
  Purchase of property and equipment ..............      (174,433)      (136,312)       (73,268)
  Proceeds from disposal of equipment .............          --            3,628          8,556
                                                      -----------    -----------    -----------

Net cash used in investing activities .............      (960,779)      (914,412)      (248,148)
                                                      -----------    -----------    -----------

Cash flows from financing activities:

  Issuance of shares, net .........................          --        2,810,486           --
  Share issue expenses ............................      (176,066)          --             --
  Increase (decrease) in short-term debt
     and bank credit, net .........................       391,340         44,641         (7,679)
  Proceeds relating to long-term debt .............          --          500,000        500,000
  Payments relating to long-term debt .............       (61,037)       (43,203)      (695,874)
                                                      -----------    -----------    -----------

Net cash provided by financing activities .........       154,237      3,311,924       (203,553)
                                                      -----------    -----------    -----------

Effect of exchange rate gain on cash ..............          (450)          --             --
                                                      -----------    -----------    -----------

Increase (decrease) in cash and
  cash equivalents ................................        56,230      1,876,155     (1,823,190)
Balance of cash and cash equivalents
  at beginning of year ............................       156,678        212,908      2,089,063
                                                      -----------    -----------    -----------
Balance of cash and cash equivalents
  at end of year ..................................   $   212,908    $ 2,089,063    $   265,873
                                                      ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.


                                  COMET SOFTWARE INTERNATIONAL LTD.

                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         (In U.S. Dollars)



                                                                   Year ended December 31,
                                                       -----------------------------------------
                                                          1993             1994             1995
                                                       ----------       ----------       -------

(a) Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

         Depreciation and amortization ......            $ 147,106      $ 297,444        $ 378,237
         Write-down of capitalized software costs               --        157,000               --

         Other expenses .....................                   --        274,000              --
         Increase (decrease) in accrued
           severance pay ....................             (239,827)       (58,031)         150,521
         Increase (decrease) in deferred income              6,816        (44,120)
                                                                                             7,828
         Loss from sale of equipment ........                   --          3,980            4,955
         Other, net .........................              (16,882)       (32,651)              --
         Decrease (increase) in trade receivable          (746,933)      (416,730)
                                                                                           300,206
         Increase in other receivables
           and prepaid expenses .............              (21,216)      (367,617)        (130,990)
         Decrease (increase) in receivable
           from shareholder .................              (32,221)       106,426            6,493
         Increase (decrease) in trade payables             315,056       (344,209)         566,981
         Increase in deferred income taxes ..              325,181         89,747         (277,377)
         Increase (decrease) in accrued liabilit           360,421         47,249
                                                                         ---------        ---------
                                                                                          (564,249)

                                                          $  97,501     $(287,512)        $442,605
                                                          =========     =========         =========

      Cash paid during the year in respect of:

         Interest ...........................             $  62,887     $ 135,664        $ 241,693

         Income taxes .......................                96,078        62,963           85,864

         Non-cash transactions:

           Purchase of fixed assets .........             $      --      $ 136,488       $ 242,420
           Other assets .....................                    --        206,000              --



The accompanying notes are an integral part of the financial statements.

                               COMET SOFTWARE INTERNATIONAL LTD.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       (In U.S. Dollars)



NOTE 1:-       GENERAL

            a. Comet Software International Ltd. designs, develops and markets integrated information management systems, and provides associated support services, primarily for the health care industry. The Company's principal product, currently marketed under the name COMET (Computerized Medical Technologies), consists of a variety of interactive software modules, which collectively integrate clinical, management and financial applications to provide data ranging from the medical record of a single patient to a comprehensive report on the entire organization. The Company markets the COMET system as any combination of any number of such modules, each of which can operate efficiently on a stand-alone basis with functionality and performance that the Company believes are among the highest in the industry.

               The Company currently markets COMET systems in the United States, Israel, Italy and has begun installations of COMET in the Czech Republic. The Company has also recently launched a campaign to penetrate the German market. In the United States, the Company has targeted long-term care facilities.

            b. Going Concern

               In 1994, the Company incurred a loss in the amount of $ 233,845, due to a substantial increase in expenses that were incurred. Sales in 1995 did not materially increase from the prior year and due to continuing increases in expenses the Company further incurred a loss in the amount of $ 1,814,094. The Company has a negative cash flow from operating activities in 1995 in the amount of $ 1,371,489 as compared to $ 521,357 in 1994 and a working capital deficiency in the amount of $ 785,364 at December 31, 1995 as compared to a positive working capital at December 31, 1994 in the amount of $ 1,409,999 (the positive working capital as of December 31, 1994, was derived from the funds raised in the initial public offering the Company underwent in that year, and at the end of 1995, those funds had been consumed). However, if cash flows from operations in the coming year are not sufficient to meet the Company's operating activities and/or debt service requirements, management would be required to implement certain actions to obtain cash from other sources to compensate for the shortfall.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)

               The Company is currently seeking to raise additional funds from investors to compensate for the shortfall in the coming year.

               The company will be dependent upon the proceeds to be raised from these sources to continue its business operations. However, management can give no assurances as to its ability to raise the funds necessary to enable it to conduct its business. If the Company is unable to obtain the necessary cash, other more substantial restructuring actions may become necessary.

               In addition, the Company is currently implementing procedures to cut-down on its operating expenses and is also in the process of restructuring its long-term debt over a longer period of time.

               The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

            c. Business operations and subsidiaries

               In December 1993, a shareholder of the Company exchanged all shares of common stock of Software Center, Inc., a New York corporation ("SCI"), he owned for 98,901 Ordinary Shares of the Company and as a result thereof, SCI became a wholly owned subsidiary of the Company. This transfer, being a transaction with a related party, has been accounted for in a manner similar to a pooling of interests and prior years' financial statements have been restated. SCI, which commenced operations in the United States in 1983, principally designs, develops and markets integrated management computer systems, and provides associated services, for the long-term health care industry in the United States.

               In January 1994, the Company established a wholly-owned subsidiary in Israel, Central Software and Automation Ltd. ("CSA"), to continue all operations of the Company that are not related to healthcare systems.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

            a. General

               The financial statements presented herein are prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and in the United States ("U.S. GAAP"). As applicable to these financial statements, Israeli GAAP and U.S. GAAP are practically identical in all material respects.

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               COMET SOFTWARE INTERNATIONAL LTD.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       (In U.S. Dollars)

            b. Financial statements in U.S. dollars

               The Company believes that the U.S. dollar is the currency of the primary economic environment in which it operates. Therefore, the Company has elected to present the accompanying financial statements in U.S. dollars. The functional currency of the Company and its subsidiaries is the U.S. dollar.

               The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board (hereafter "FASB"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

            c. Consolidated financial statements

               The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, SCI and C.S.A. Intercompany transactions and balances therefrom have been eliminated in the consolidation.

            d. Marketable securities:

               The Company classifies its marketable securities as "trading securities" in accordance with Statement No. 115 of the FASB.

               Realized and unrealized holding gains and losses related to trading securities are included in financial income and expenses.

            e. Property and equipment:

               Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the "straight line" method over the estimated useful lives of the assets as estimated by the Company.

               Annual depreciation rates are as follows:


                                                                  %
                                                             -----------


                   Computers and related equipment                20
                   Motor vehicles                                 15
                   Office furniture and equipment                6-10
                   Leasehold improvements                     (over the term of
                                                                the lease)

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)


            f. Capitalized software development costs:

               Costs of producing product masters including significant product enhancements incurred subsequent to establishing technological feasibility in the process of software production are capitalized according to the principles set forth in Statement No. 86 of the FASB. Costs incurred prior to establishment of technological feasibility are charged to research and development expense.

               Capitalized software development costs are amortized by the greater of the amount computed using either: (i) the ratio current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software or (ii) the straight-line method over the estimated useful life of the product (primarily five years). It is reasonably possible that due to the Company's decline in software sales and going concern problem as described in Note 1b those estimates of anticipated future gross revenues and, as a result, the carrying amount of capitalized software costs may be reduced significantly in the near term.

               The net realizable value of these capitalized software development costs is reviewed on an ongoing basis and revisions to amortization rates or write-downs to net realizable value may occur. Write-downs in the amounts of $ 157,000 were recorded during 1994.

            g. Revenue recognition:

               The Company recognizes revenues from software products sales as follows: (i) when a non-cancelable license agreement has been signed, the product has been delivered and all significant obligations have been satisfied and collectibility of the receivable is certain; or (ii) based on license fee payments as they fall due, in the case where the sale conditions in clause
               (i) are met but the license fee is payable over a period which exceeds one year.

               The Company allocates a portion of contractual license fees attributable to post-contract training and support. Revenues from these activities are recognized ratably over the service period. Revenues collected in advance for support, rental and maintenance are deferred and recorded as income by the straight line method over the terms of the respective contracts.

               The Company recognizes revenues from contracts relating to modifications of modules and installations by the percentage of completion method of accounting.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)




            h.  Deferred income taxes:

                Deferred income taxes are provided in respect of temporary differences in the recognition of certain income and expense items for financial reporting purposes and tax purposes. The Company utilizes the asset and liability method of accounting for income taxes as set forth in FASB Statement No. 109.

            i.  Cash equivalents:

                For the purpose of the statement of cash flows, liquid investments with a maturity of three months or less at date of investment are considered by the Company to be cash equivalents.

            j.  Concentration of risks:

                Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company invests primarily in money market accounts and marketable securities and places its investments with high quality financial, government or corporate institutions. The Company's accounts receivable are derived from sales to customers located primarily in the U.S., Europe and Israel. The Company performs ongoing credit evaluations of its customers. No collaterals were required. The allowance is determined in respect of specific debts which are of doubtful collection.

            k.  Earnings (loss) per share:

                Earnings (loss) per share are computed based on the weighted average number of Ordinary Shares outstanding during each period. Retroactive recognition has been given in the calculation of earnings per share to the recapitalization effected during 1994 prior to the initial public offering (see
                Note 10).

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)


NOTE 3:-    PROPERTY AND EQUIPMENT, NET

                                                           December 31,
                                                -------------------------------
                                                     1994               1995
                                                -----------         -----------

             Cost:

Computers and related
  equipment ............................        $   242,159         $   256,940
Motor vehicles .........................            308,756             418,269
Office furniture and
  equipment ............................            160,775             262,642
Leasehold improvements .................             48,808             116,593
                                                -----------         -----------

Total cost .............................            760,498           1,054,444

Accumulated depreciation ...............           (280,208)           (391,038)
                                                -----------         -----------

                                                $   480,290         $   663,406
                                                ===========         ===========

          The above-mentioned fixed assets include $ 308,756 and $ 418,269 of leased equipment, and $ 74,050 and $ 123,651 of related accumulated depreciation as of December 31, 1994 and December 31, 1995, respectively.


          For information relating to security interests in the Company's assets, see Note 8.


NOTE 4:-  OTHER ASSETS

          This item relates to the acquisition of marketing rights in 1994 and is being amortized over a period of four years using the straight line method.


NOTE 5:-  CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

                                                         December 31,
                                                -------------------------------
                                                   1994                1995
                                                -----------         -----------

Cost ...................................        $ 2,228,433         $ 2,406,996
Accumulated amortization ...............           (476,712)           (684,388)
                                                -----------         -----------

                                                $ 1,751,721           1,722,608
                                                ===========         ===========


          During the years ended December 31, 1993, 1994 and 1995, the Company capitalized software development costs of $ 786,842, $ 781,728 and $ 178,563 respectively, and amortization expense, included in cost of revenues, was $ 108,765, $ 226,014 and $ 207,676 respectively.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)




NOTE 6:-     LONG-TERM DEBT



                                                                         December 31,
                                                                   -----------------------
                                                 Interest rate         1994           1995
                                                 -------------     ------------   --------
                                                        %


            In U.S. dollars or linked thereto:

  Bank ...............................................  Libor+1.65% $500,000   $500,000
  Purchase of motor vehicles .........................     16.859    143,993    134,026
  Notes payable ......................................        8.0    149,633    149,633
  Purchase of other equipment ........................        9.0       --       56,513
                                                                    --------   --------
                                                                     793,626    840,172

Less current maturities ..............................               379,784    513,651
                                                                    --------   --------

                                                                    $413,842   $326,521
                                                                    ========   ========



Aggregate maturities of long-term debt are as follows:

1996                                                                $379,784   $513,651
                                                                    ========   ========

1997                                                                $374,965   $253,816
1998                                                                  38,877     72,705
                                                                    --------   --------

                                                                    $413,842    326,521
                                                                    ========   ========



For information relating to assets securing the above, see Note 9.

The weighted average interest rates on short-term debt and bank credit at December 31, 1995 and 1994 was 16.7%, and 18.6%, respectively.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)



NOTE 7:-         ACCRUED SEVERANCE PAY

            a. Under Israeli law, the Company is required to make severance payments to dismissed employees (including officers) and to employees leaving employment under certain other circumstances. This liability is calculated based on the years of employment for each employee respectively, in accordance with the "severance pay laws". The Company's liability for required severance payments is covered by funding into approved severance pay funds, insurance policies and by an accrual. The accrual for severance pay reflected on the balance sheets is in respect of the uncovered liability.

                 The amounts maintained with insurance companies are not under the control of the Company, and therefore, are not included in the Company's consolidated financial statements.


                                                December 31,
                                         -------------------------
                                              1994            1995
                                         ---------       ---------

Provision for severance pay ..........   $ 796,521       $ 886,558
Amounts funded .......................     861,060         800,576
                                         ---------       ---------

                                         $ (64,539)(1)   $  85,982
                                         =========       =========


                 (1) This amount of excess funding Is included in prepaid expenses.

             b. Severance pay expenses amounted to $ 95,068, $ 230,947 and $ 0 for the years ended December 31, 1993, 1994 and 1995, respectively.



NOTE 8:-     COMMITMENTS AND CONTINGENCIES

             a. The Company has entered into an operating lease agreement for office and product development facilities in Israel for a four-year period ending August 31, 1997, with an option to renew for an additional period of 3 years as of September 1, 1997, and an additional 35 months from September 1, 2000. The rental payments for this lease are linked as follows: (i) half to the U.S. dollar and (ii) half to the Israeli Consumer Price Index (Israeli
                 CPI). The annual projected rental payments, at rates in effect at December 31, 1995, aggregate approximately $ 300,000.

                 Rent expense for the years ending December 31, 1993, 1994 and 1995 was $ 178,557, $288,667 and $ 319,450, respectively.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)



             b. The Company has a letter of credit amounting to $ 25,000 to secure its obligations to one of its vendors.

             c. In November 1993, the Company signed a new employment agreement with a major shareholder pursuant to which this employee will be entitled to receive 2-4% of the Company's annual income before taxes (in addition to his yearly salary). This percentage changes in accordance with the Company's income before taxes.

             d.  Agreement with Florijn BV.:

                 In January 1992, the Company entered the "Florijn Agreement", pursuant to which Florijn (A Netherland Corporation) was granted an exclusive ten-year license to market and distribute COMET in certain European countries. According to the agreement, the Company shall pay 17.5% royalties on sales of up to $ 2,000,000, and 28% thereafter. Florijn subsequently entered into a distribution agreement with Italsiel (the "Italsiel Agreement"), pursuant to which Florijn granted Italsiel an exclusive two-year license to market and distribute COMET in Italy and a non-exclusive two-year license to market and distribute COMET in certain other Western European countries. The Company is not a party to the Italsiel Agreement. As part of the agreement between Florijn and Italsiel, Florijn was to receive minimum royalties of $ 1,200,000 over a period of two years. In an effort to establish a direct contractual arrangement with Italsiel and other potential customers in Europe, the Company, in February 1995, paid $ 480,000 to Florijn to terminate the Florijn Agreement (the "Florijn Termination Agreement"). In connection with the Florijn Termination Agreement, the Company expects to enter into the New Italsiel Agreement, pursuant to which Italsiel will be granted an exclusive two-year license to market and distribute COMET in Italy and a non-exclusive two-year license to market and distribute COMET in certain other Western European countries. In consideration for the distribution rights to be granted to Italsiel under the New Italsiel Agreement, the Company will receive, among other consideration, a 30% royalty on revenues received by Italsiel from Italsiel's sale, lease or license of COMET and a royalty on revenues received by Italsiel from Italsiel's provision of certain maintenance and other customer support services relating to installed COMET systems. Notwithstanding the foregoing, Italsiel will be exempt from making royalty payments to the Company with respect to initial sales, leases or licenses of COMET systems in an aggregate amount of $2,666,666. The royalty payments otherwise due to the Company from such sales, leases or licenses ($800,000) will be considered as the Company's contribution to Italsiel's initial marketing efforts in Italy.

                 Based upon the present value of the minimum guaranteed royalties which were to be paid from Italsiel to Floriyn over the next four years and pursuant to the "Florijn Termination Agreement" the Company will receive these royalties. The Company has accordingly recorded the $ 480,000 paid in 1995 as follows: $206,000 as an asset being amortized over four years and $ 274,000 as "other expenses".

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)

             e. In August 1993, a former employee of the Company filed a suit against the Company, seeking additional various compensatory amounts due to him relating to his termination of employment. Such amount includes insufficient severance pay and reimbursement of unpaid employee business expenses.

                 At this time, the Company is unable to determine with any certainty the ultimate outcome of the litigation and its effect on the Company's financial condition, operating results and business. However, the Company believes it has meritorious defenses against the allegations and intends to vigorously defend against such allegations.



NOTE 9:   CHARGES (ASSETS PLEDGED)

                 As collateral for the Company's entire long-term debt and short-term credits, fixed charges have been placed on the Company's property and equipment, unpaid share capital, insurance rights, marketable securities and rights to contract receivables, while floating charges (charges on assets as they exist from time to time) have been placed on all other assets.


NOTE 10:-  SHAREHOLDERS' EQUITY

             a.  Share Capital

                 1.  In December 1993, the Company acted as follows:

             a. Issued 98,901 Ordinary Shares to the existing principal shareholder in exchange for all its shares in SCI.

             b. Issued 999 Ordinary Shares to a minor shareholder at their par value.

             c. Effected a recapitalization of share capital to 100 Ordinary Shares of NIS 0.01 par value.

             d. Effected a stock split in the form of a 37.499% stock dividend on the nominal share capital to the existing shareholders of Ordinary Shares.

                 2. In June 1994, a special general meeting of the
                    Company' shareholders approved a stock dividend to the Company's existing shareholders. After the aforementioned transactions, the Company had 4,500,000 shares outstanding All per share amounts and the number of shares in the balance sheets have been restated to reflect the above changes.






                 3. In August 1994, the Company issued 875,000 shares in an initial public offering. These shares are traded on the over-the-counter market in the U.S.A.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)


                4. In August 1994, the Company amended its Articles of Association to provide for a class of deferred shares (Deferred Shares) and, with the consent of all the shareholders, issued 660,000 Deferred Shares. Holders of the Deferred Shares are only entitled to receive their par value upon liquidation or dissolution of the Company and have no other rights. Since the Deferred Shares have no substantive value, they are not taken into account for calculating earnings per share.

            b.   Employee Benefit Plans:

              In February 1994, the Company adopted the Comet Software International Ltd. (1994) Stock Option Plan (the "Option Plan"). The Option Plan provides that options may be granted to employees of the Company or any subsidiary of the Company, directors of the Company and consultants and contractors of the Company.

              Under the terms of the Option Plan, the Company is authorized to grant options for a total of 375,000 Ordinary Shares, subject to anti-dilution adjustments. The option awards, which will be issued pursuant to option agreements, will be personal, non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or termination with cause). The price per share under the option awards is to be determined on the date of grant provided that (i) such price shall not be less than 75% of the fair market value on such date and (ii) in the case of options which qualify as "Incentive Stock Options" (as defined in the Code), such price shall not be less than 100% of the fair market value on such date or 110%, if at the time of grant the optionee owns more than 10% of the voting stock of the Company.

              In accordance with the Option Plan, options to purchase 186,400 Ordinary Shares will be granted to certain directors, officers, employees and consultants concurrently with the consummation of the Offering. Of such options to be granted upon consummation of the Offering, all options to purchase Ordinary Shares will have an exercise price equal to the initial public offering price and will vest and become exercisable in cumulative installments of 20% a year beginning with the first anniversary of the date of the grant and ending with the fifth anniversary of the date of the grant.

              As of December 31, 1995 no options had been granted.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)


            c.   Underwriter's Warrants:

              In connection with the Company's initial public offering, the Company has granted warrants to Robert Todd Financial Corporation (the "Underwriter") to purchase up to 87,500 Ordinary Shares (the "Underwriter's Warrants") at an exercise price equal to 165% of the initial public offering. The Underwriter's warrants will be exercisable for a period of four years commencing one year from the date of the public offering and will automatically expire after this period.

            d.   Dividends:

              Dividends, if declared, may be paid by the Company only out of unconsolidated earnings in New Israeli Shekels ("NIS").


NOTE 11:-        INCOME TAXES

             a.  Approved enterprises:

                 Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - "the law"):

                 The Company's enlargement project has been granted the status of "approved enterprise" under the law. Income derived from such enlargement during a period of seven years from the year in which this enterprise first realizes taxable income, is exempt from income tax and subject to a corporate tax of 25%.

                 Under the provisions of the law, the Company has chosen to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income will be tax-exempt for a period of two years commencing with the year it first earns taxable income. In the remaining five years of benefits, the Company will be subject to a corporate tax of 25%.

                 If a dividend is distributed out of such tax-exempt profits deriving from the approved enterprise, the Company will be liable to corporate tax at the rate of 25%.

                 The period of tax benefits described above, is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

                 The law also grants entitlement to claim accelerated depreciation on machinery and equipment used by the "approved enterprise".

                 Any income derived from outside or other sources is subject to the regular corporate tax rate, which is 39% in 1993, 38% in 1994, 37% in 1995 and 36% from 1996 and thereafter.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)

              b. Israeli Tax Law:

                 Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments) - 1985. Under this law, the Company is entitled to deduct from its taxable income an "Equity Preservation Deduction" (which partially compensates for the decrease in value of shareholders' equity resulting from the annual increase in the Israel CPI) or has to add to its taxable income an "Additional Amount" (which reflects the effect of such increase in the Israeli CPI on the excess of depreciated costs of fixed assets over shareholders' equity).

                 Accumulated losses can be carried forward indefinitely.


             c.  Taxes on income:

                                                          Year ended December 31,
                                              ------------   ------------    ------------
                                                 1993             1994           1995
                                              ------------   ------------    ------------
Income (loss) before taxes on
    income:
    Israel ..................................  $ 1,038,302    $  (263,115)    (1,484,963)
                                               ===========    ===========    ===========
    U.S .....................................      263,585        (33,267)      (606,508)
                                               -----------    -----------    -----------

                                               $ 1,301,887    $  (296,382)   $(2,091,471)
                                               ===========    ===========    ===========
Taxes on income (benefit) included
    in statements of operations:
    Israel ..................................  $   436,416    $   (78,787)      (161,377)
    U.S .....................................       99,750         16,250       (116,000)
                                               -----------    -----------    -----------

                                               $   536,166    $   (62,537)   $  (277,377)
                                               ===========    ===========    ===========
Deferred income tax expense (benefit):
    Israel ..................................  $   225,431    $    76,740       (161,377)
    U.S .....................................       99,750         16,250       (116,000)
                                               -----------    -----------    -----------

                                               $   325,181    $    92,990    $  (277,377)
                                               ===========    ===========    ===========
Prior years' taxes:
    Israel ..................................  $      --      $  (155,527)   $      --
                                               ===========    ===========    ===========


            d. Deferred taxes assets (liabilities) are comprised of the following:

                                                              December 31,
                                                          1994          1995
                                                       ---------      ---------
Capitalization of software
     development costs ...........................     $(557,919)     $(332,090)
Other ............................................        19,976           --
                                                       ---------      ---------

                                                        (537,943)      (332,090)

Provision for vacation and severance pay .........        57,359        128,883
                                                                      ---------

                                                       $(480,584)     $(203,207)
                                                       =========      =========

                               COMET SOFTWARE INTERNATIONAL LTD.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       (In U.S. Dollars)



                 As of December 31, 1995 the Company had a consolidated deferred tax asset relating to net operating loss carryforwards in the amount of approximately $ 1.2 million. This asset is fully offset by a valuation allowance due to the uncertainty of the Company's ability to recover the asset.

             e. Reconciliation of the theoretical tax expense and actual tax expense:

                 A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate of 39% for the year ended December 31, 1993 38% for the year ended December 31, 1994, and 37% for the year ended 1995, applicable to the income of companies in Israel, and the actual tax expense, is as follows:


                                              Year ended December 31,
                                    ---------------------------------------
                                        1993           1994            1995
                                    ------------   ------------    --------

Income (loss) before taxes on
    income, as reported
    in the consolidated
    statements of operations .....   $ 1,301,887    $  (296,382)   $(2,091,471)
                                     ===========    ===========    ===========

Theoretical tax (benefit)
    on the above amount ..........   $   507,736    $  (112,625)   $  (773,844)
Losses for which benefits
    are not recognized ...........          --          184,825        438,994
Different tax rate for non-Israeli
    consolidated subsidiary ......        (3,048)        (3,326)        54,585
Non-deductible expenses ..........        41,240         57,620         55,500
Adjustments to tax in
    respect of inflation
    in Israel ....................        (9,762)       (33,504)       (52,612)
Reduction of prior years'
    accrual for income
    taxes (see Note 11f) .........          --         (155,527)          --
                                     -----------    -----------    -----------

Taxes on income (benefit)
    for the reported year ........   $   536,166    $   (62,537)   $  (277,377)
                                     ===========    ===========    ===========

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)


             f.  Final tax assessments:

                 Final tax assessments for the fiscal years ending December 31, 1992 have been received by the Company. As a result of these tax assessments, tax provisions in the amount of $ 155,527 for those years were reduced and offset against 1994 tax expense.

             g.  Tax loss carryforward:

                 The net operating loss carryforward at December 31, 1995 for Israeli subsidiaries amounted to approximately $ 3 million and can be carried forward indefinitely.

                 At December 31, 1995, the U.S.A. subsidiary had an available net operating loss carryforward of approximately $ 600,000 to reduce federal income taxes. This loss carryforward is available through the years 2005-2010.


NOTE 12:-        SUPPLEMENTARY BALANCE SHEET INFORMATION

             a.  Other receivables and prepaid expenses:


                                                                December 31,
                                                        --------        --------
                                                          1994            1995
                                                        --------        --------
    Loans to employees .........................        $ 46,440        $115,573
    Prepaid expenses ...........................         300,063         258,780
    Other ......................................          48,011          86,612
                                                        --------        --------


                                                        $394,514        $460,965
                                                        ========        ========


b.  Accrued liabilities:

    Value Added Tax authorities ................        $ 22,736        $ 32,228
    Income Tax authorities .....................         142,707            --
    Employees and related payables .............         510,131         520,523
    Other accrued expenses .....................         218,970         257,544
    Due to Florijn, B.V. (Note 8d) .............         480,000            --
                                                        --------        --------

                                                     $ 1,374,544       $ 810,295
                                                       =========         =======

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)

              NOTE 13:- SUPPLEMENTARY STATEMENT OF OPERATIONS DATA


                a. Revenues from unaffiliated customers classified by geographical markets:

                                                Year ended December 31,
                                         ------------------------------------
                                               1993         1994         1995
                                         ----------   ----------   ----------

Software sales:

    Israel ............................. $  575,772   $  189,800    $ 168,084
    Europe .............................       --        300,000         --
    U.S ................................    224,708      145,274       22,203
                                         ----------   ----------   ----------

                                            800,480      635,074      190,287
                                         ----------   ----------   ----------
Product development and support,
    and other services:

    Israel .............................  2,154,311    2,263,969    2,076,358
    Europe .............................    705,023      787,625    1,700,761
    U.S ................................    652,084      599,450      536,577
                                         ----------   ----------   ----------

                                          3,511,418    3,651,044    4,313,696
                                         ----------   ----------   ----------
Other income (mainly hardware sales):

    Israel .............................     14,035      142,583        2,672
    U.S ................................    404,124       58,086         --
                                         ----------   ----------   ----------

                                            418,159      200,669        2,672
                                         ----------   ----------   ----------

                                         $4,730,057   $4,486,787   $4,506,655
                                         ==========   ==========   ==========
Total revenues from
     unaffiliated customers
     classified by
    geographical markets:

    Israel ............................. $2,744,118  $ 2,596,252  $ 2,247,114
    Europe .............................    705,023    1,087,725    1,700,761
    U.S ................................  1,280,916      802,810      558,780
                                         ----------   ----------   ----------

                                         $4,730,057   $4,486,787   $4,506,655
                                         ==========   ==========   ==========

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)




                b.  Data in regard to major customers:


                    Revenues from single customers exceeding 10%:


                                                Year ended December 31,
                                      ---------------------------------------
                                            1993         1994          1995
                                      ------------   ------------    --------


Israel Ministry of Housing ........     $  743,368     $  894,160     $  792,560

Israel Ministry of Health .........        662,381        964,271        927,654

Florijn B.V./Italsiel .............        969,519        787,625      1,700,761

Woodrow Wilson Rehabilitation
    Center ........................        525,874           --             --



               c.   Business Segment, Geographic Areas and Foreign Operations:


                    The Company operates in a single industry with facilities in Israel and the United States. Transfers between geographic areas are accounted for at prices sufficient to recover a reasonable profit margin.

                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)



     The Company's operations by geographic areas are as follows:


                                                                       Year ended December 31,
                                                         1993         1994              1995
                                                     ----------   -----------      ------------
     d.   Revenues from unaffiliated
              customers classified by
              geographic areas:

          Software sales:
              Israel .............................  $   575,772   $   489,800    $      168,084
              U.S ................................      224,708       145,274            22,203
                                                     ----------   -----------      ------------

                                                        800,480       635,074           190,287
                                                     ----------   -----------      ------------

          Product development and support
              and other services:
              Israel .............................    2,859,334     3,051,594         3,777,119
              U.S ................................      652,084       599,450           536,577
                                                     ----------   -----------      ------------

                                                      3,511,418     3,651,044         4,313,696
                                                     ----------   -----------      ------------

          Other income (mainly hardware
              sales):
              Israel .............................       14,035       142,583             2,672
              U.S ................................      404,124        58,086                --
                                                     ----------   -----------      ------------

                                                        418,159       200,669             2,672

                                                    $ 4,730,057   $ 4,486,787    $    4,506,655
                                                    ===========   ===========    ==============
          Total revenues from unaffiliated
              customers classified by
              geographic areas:
              Israel .............................  $ 3,449,141   $ 3,683,977    $    3,947,875
              U.S ................................    1,280,916       802,810           558,780
                                                     ----------   -----------      ------------

                                                    $ 4,730,057   $ 4,486,787    $    4,506,655
                                                    ===========   ===========    ==============

     e.   Operating income (loss)
              Israel .............................  $ 1,117,770   $   161,797        (1,263,036)
              U.S ................................      277,928       (22,493)         (587,496)
                                                     ----------   -----------      ------------

                                                    $ 1,395,698   $   139,304    $   (1,850,532)
                                                    ===========   ===========    ==============

     f.   Identifiable assets:

             Israel ..............................  $ 2,349,149   $ 5,243,389     $   3,387,996
             U.S..................................      866,236     1,181,133         1,080,464
                                                     ----------   -----------      ------------

                                                    $ 3,215,385   $ 6,424,522       $ 4,468,460
                                                      =========     =========         =========


                        COMET SOFTWARE INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)






NOTE 14:-      CONSOLIDATED SUBSIDIARIES


                                            Percentage of       Jurisdiction
                                              ownership       of incorporation
                                              ---------       ----------------

               Software Center, Inc.             100%                U.S.A.
               Central Software and
               Automation Ltd.                   100%                Israel






                               - - - - - - - - - -

LIST OF EXHIBITS
- ---------------

2.1 Consent of Somekh Chaikin, Certified Public Accounts (Isr.) and Jonhthan Glezer & Co., Certified Public Accounts (Isr.), independent public auditors for the Company.

2.2 Consent of Kost, Levary and Forer, Certified Public Accountants (Isr.), independent public auditors for the Company.

2.3 Report of Rothstein, Kass & Co., Certified Public Accounts, independent public auditors for SCI.*

* To be filed by amendment.

                         SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    COMENT SOFTWARE INTERNATIONAL LTD.


dated July 1, 1996                   /s/ Shmuel Sternfeld
- ------------------                  -----------------------------------
                                    By: Shmuel Sternfeld
                                    Title: President

                                  EXHIBIT INDEX


Exhibit No.                         Description
- -----------                         -----------

2.1   Consent of Somekh Chaikin, Certified Public Accounts (Isr.) and
      Jonhthan Glezer & Co., Certified Public Accounts (Isr.), independent public auditors for the Company.

2.2   Consent of Kost, Levary and Forer, Certified Public Accountants
      (Isr.), independent public auditors for the Company.

2.3 Report of Rothstein, Kass & Co., Certified Public Accounts, independent public auditors for SCI.*

* To be filed by amendment.
