Form 20-F
period 1996-12-31
COMET SOFTWARE INTERNATIONAL LTD
filed 1997-07-15
CIK 916833

                                  UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                                    FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

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

             Securities registered or to be registered pursuant to
                          Section 12(b) of the Act:

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

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,375,000 Ordinary Shares, NIS 0.01 par value per share and 660,000
----------------------------------------------------------------------------

DEFERRED SHARES, NIS 0.01 PAR VALUE PER SHARE
---------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                 [X] Yes [] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X] Item 18

                                        PART I
                                        ------


ITEM 1 - DESCRIPTION OF BUSINESS GENERAL

Comet Software International Ltd. (the "Company") designs, develops and markets integrated information management systems, and provides associated support services, primarily for the health care industry. The Company's principal product, currently marketed under the name COMET (Computerized Medical Technologies), consists of a variety of interactive software modules, which collectively integrate clinical, management and financial applications to provide data ranging from the medical record of a single patient to a comprehensive report on the entire organization. The company markets the COMET system as a combination of modules, each of which can operate efficiently on a stand-alone basis with functionality and performance that the Company believes are among the highest in the industry. COMET's "building block" approach allows a customer to purchase a single module, or a series of modules, which can be interfaced with its or other existing systems. The Company believes that, due to COMET's modularity, as a customer's requirements grow, COMET systems can be expanded at a relatively low cost and without sacrificing the benefits of a fully functional and integrated system. Furthermore, COMET's open-systems architecture enables it to be installed, without material modification, on most mainframes, minicomputers, workstations and personal computers operating in the UNIX environment, and primarily utilizing the MUMPS language, that are manufactured by IBM, Digital Equipment Corp., Hewlett-Packard Co. and other suppliers of computer equipment. While the Company continues its MUMPS product, it is simultaneously investing numerous resources in future technologies, in order to assure that COMET is continuously on the cutting edge of high technology. The Company supports its information management systems by providing a full range of professional software support services, including system installation and training, customization, ongoing customer support and contract maintenance services. In addition, the Company offers its customers the ability to outsource their data processing and information services requirements.

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

INDUSTRY BACKGROUND

Health care expenditures represent a large and growing percentage of the gross national product of most developed countries. Seeking to contain health care expenditures while maintaining and improving the quality of care, many government agencies and third party insurers are issuing regulations and revising their health care expenditure payment practices. As new reimbursement systems limit payments for various illnesses, hospitals and long-term care facilities must find ways to deliver services more efficiently by controlling costs and monitoring care practices and treatment outcomes. In order to do so, the facilities' managers must have access to accurate, up-to-date clinical and financial information and decision support tools to assist in the analysis of this information.

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

Further Market Penetration. The Company will continue to develop and offer a wide range of software modules for patient care, patient management, financial/administrative and clinical applications, and to market such modules either as a complete solution or as a partial solution for the specific needs of a facility. The Company's COMET systems will continue to address the interdisciplinary nature of health care by allowing information entered through one application to be accessed in a convenient and appropriate manner by other applications. The Company, to the extent its finances are sufficient, intends to seek to increase its share of the health care information systems market by expanding its sales and marketing personnel in an effort to penetrate further the acute care market in Israel, Italy, and the Czech Republic and the long-term care market in the United States, and expand into the acute care market in the United States, Hungary, Germany and elsewhere in Europe. The Company also intends to expand its marketing efforts by opening regional customer support offices in Rome and elsewhere in Europe and the United States and/or relying on direct sales to and strategic alliances with strong local partners (e.g., Finsiel) that are active in target markets. These alliances may include distribution, joint marketing or licensing arrangements.

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

Continuing Research and Development. The Company will continue to work closely with is customers to meet the evolving needs of health care providers. In an effort to increase its research and product development, the Company intends to take advantage of the large number of highly qualified computer programmers in Israel to develop new modules and new versions and enhancements of existing modules. Specifically, the Company plans to (i) continue developing versions of COMET in several different languages to service those countries for which it does not currently have a local language version, as well as to adapt each version to the regulatory requirements and reimbursement policies of such countries, (ii) finalize the development of COMET systems for acute care facilities in the United States and (iii) complete the development of certain clinical modules and subsystems. The Company also intends to invest in future technology, with the intent to introduce "Comet 2000". Following are a list of the Company's long and short term objectives:

Short Term Objectives

 0 Expand penetration into Italy and the Czech acute care markets
 0 Initiate penetration into the German and Hungarian acute care markets 0 Define new, next generation technologies
 0 Expand penetration into the US long term market
 0 Increase outsourcing activities

Long Term Objectives

 0 Penetrate the German and Hungarian acute care markets
 0 Initiate penetration into other geographies
 0 Introduce new, next generation products (Comet 2000)
 0 Penetrate the US acute care market

THE COMET SYSTEM

Integrated Health Care Software. As presently marketed, COMET is a comprehensive integrated information management computer software system for acute care facilities (such as hospitals), long-term care facilities (such as geriatric institutions) and other institutions. Currently, COMET systems are, or are in the process of being, installed in acute care facilities in Israel, Italy and Czech Republic and are installed in long-term care facilities in the United States and Israel. COMET systems are comprised of a variety of integrated and interactive modules which are marketed by the Company in any combination as either comprehensive or partial solutions for health care facilities according to their specific needs and requirements. A COMET system, particularly its operating language and administrative and billing modules, is customized according to the requirements of the geographical region where a particular facility is located.

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

The following table summarizes the principal modules and subsystems available from the Company:

--------------------------------------------------------------------------------
HEALTH CARE FACILITY INFORMATION AND MANAGEMENT SYSTEM

--------------------------------------------------------------------------------
Admissions, Transfers and Discharges            Serves as the central
                                                database for medical,
                                                financial and demographic
                                                information on each patient and
                                                for the health care facility as
                                                a whole. Manages admission,
                                                transfer and discharge
                                                information.

--------------------------------------------------------------------------------
Outpatient Clinics                             Lists all visitors to
                                               outpatient clinics, linking data
                                               therefore to other sections of
                                               the health care facility.

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

--------------------------------------------------------------------------------
Human Resource Management                      Manages personnel database,
                                               including attendance, benefits
                                               and payroll.

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

--------------------------------------------------------------------------------
CLINICAL AND RESEARCH MANAGEMENT SYSTEM

--------------------------------------------------------------------------------
Gastroenterological                            Clinic Computerizes various tests
                                               for gastrointestinal patients.

--------------------------------------------------------------------------------
Tissue Classification Laboratory I             Assists in classification of
                                               tissue types.

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

--------------------------------------------------------------------------------
Cytogenic Laboratory II                        Computerizes perinatal tests for
                                               pregnant women.

--------------------------------------------------------------------------------
Neurosurgery Unit                              Performs follow-up functions
                                               after clinical and surgical
                                               activity.

--------------------------------------------------------------------------------
Internal Medicine Department                   Acquires data using the Problem
                                               Oriented Medical Routines and
                                               Records Method.

--------------------------------------------------------------------------------
Genetics Department                            Manages data on congenital
                                               defects.

--------------------------------------------------------------------------------
Endocrinology Laboratory                       Simulates medical treatments on
                                               infertility.

--------------------------------------------------------------------------------
Institute of Endocrinology                     Manages interactive clinical and
                                               laboratory data.

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

--------------------------------------------------------------------------------
Regional Health Agency                         Computerization of
                                               the regional immunization
                                               services.

--------------------------------------------------------------------------------
National Transplant Center                     Automates selection of optimal
                                               matching between donor and
                                               recipient through link to
                                               nationwide system.

--------------------------------------------------------------------------------
Institute of Hematology                        Information system tailored to
                                               hemotoncological pediatric
                                               clinic's diagnosis, treatment
                                               and follow-up.

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

Outsourcing Services. Health care facilities, particularly long-term care facilities, frequently rely upon "outsourcing" for services such as billing and obtaining third-party reimbursements and other similar financial and administrative services. The Company, on a contractual basis, offers outsourcing services for health care with respect to its and other computer systems. As the health care environment becomes more complex, many facilities are considering outsourcing to meet all of their information technology needs. Outsourcing has become an increasing trend, with expectations for this trend to continue. These facilities view outsourcing as a means to preserve capital and other resources and, thus, focus their resources on core health care issues and therefore, health care organizations are looking to specialists in this field, of which Comet is one of very few, especially in the international arena. In view of this current trend, the Company see outsourcing and facility management as strategic tools in expanding their current and future activities. The Company has increased its outsourcing activities and will continue to do so.

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

The Company also provides outsourcing services to customers outside of the health care industry. Specifically, the Company provides outsourcing services, including data processing and computer system applications services, to the Ministry of Housing of the Government of Israel. Revenues from providing services to the Ministry of Housing accounted for approximately 20% and 18% and 15% of the Company's consolidated revenues for 1994, 1995 and 1996 respectively.

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

COMET was introduced to the United States market in late 1987 through SCI. SCI has focused its efforts on the long-term health care market, which in the United States, has almost three times as many beds as the acute care market. In addition, the company believes the long-term care market in the United States is significantly less competitive than the acute care market. Since its introduction into the United States market, COMET systems have been installed in 61 long-term care facilities in the United States, including:

           o  Jewish Home & Hospital for Aged (the largest geriatric
              facility in the United States) .....................1,600 beds
           o  Jewish Home for the Aging of Greater
                Los Angeles ........................................750 beds
           o  Hebrew Rehabilitation Center for the Aged ............725 beds
           o  Woodrow Wilson Rehabilitation Center .................520 beds

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

In Europe, the Company initially focused on marketing COMET in the Italian market through the indirect distribution arrangement with Finsiel described above. The Company's relationship with Italsiel has already resulted in COMET's installation at three different hospitals in Italy.

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

COMET systems are sold primarily to government hospitals, private hospitals and long-term care facilities and other relatively large institutions, all of which typically have complex and time-consuming procurement procedures. Consequently, a substantial period of time generally elapses from the commencement of a particular marketing effort until an actual sale is consummated. Sales to government hospitals and to other institutions are directly affected by the budgets of such entities and the priority given in such budgets may adversely affect the Company's results of operations. Moreover, as a result of the nature of the Company's customers and systems, sales are made pursuant to a relatively small number of relatively large orders. Consequently, an individual order from an individual customer can represent a substantial portion of the Company's sales in any period and a significant order by a customer during one period is not likely to be followed by further orders for software products from the same customer in subsequent periods. As a result, in any given year a limited number of customers can account for a large percentage of revenues. Three customers accounted for 70%, 75.9% and 58.3% of total revenues in 1996, 1995 and 1994, respectively. See Note 14 to the Consolidated Financial Statements in Item 18.

The following is a breakdown of the Company's revenues (in thousands of dollars) by geographical distribution on a consolidated basis and as an approximate percentage of total revenues for the periods indicated. See, Note 14 to the Company's Consolidated Financial Statements in Item 18.


                                    YEAR ENDED DECEMBER 31.
                                    -----------------------

                          1994      %         1995        %         1996       %
                        ------     ----      ------      ----      ------     ----
   Israel               $2,596     57.9      $2,247      49.9      $2,334     52.8
   United States          $803     17.9        $559      12.4        $614     13.6
   Europe               $1,088     24.2      $1,701      37.7      $1,528     33.6

In addition, the following is a breakdown of the company's operations by geographic regions on a consolidated basis for the period indicated. See Note 14 of Notes to the Company's Consolidated Financial Statements.

-------------------




                                          Year Ended December 31,

                                                                                      1994                1995              1996
                                                                                      ----                ----              ----
Software SALES:
Sales to unaffiliated customers:

     Israel                                                                          489,800            168,084          279,242
     United States                                                                   145,274             22,203           28,264
                                                                                ------------         ----------       ----------
                                                                                     635,074            190,287          307,506

Product development and support and other services:

To unafiiliated customers

     Israel                                                                        3,051,594          3,777,119        3,581,592
     United States                                                                   599,450            536,577          613,095
     Transfers between geographic areas                                              132,213                  -               --
     Eliminations                                                                   (132,213)
                                                                                ------------         ----------       ----------
                                                                                   3,651,044          4,313,696        4,194,687
Other income:

     Israel                                                                          142,583              2,672              804
     United States                                                                    58,086
                                                                                ------------         ----------       ----------

                                                                                     200,669              2,672              804
                                                                                ------------         ----------       ----------
Total revenues from unaffiliated customers:

     Israel                                                                        3,683,977          3,947,875        3,889,902
     United States                                                                   802,810            558,780          613,095
     Transfers between geographic areas                                              132,313                  -                -
     Eliminations                                                                    132,313                  -                -
                                                                                ------------         ----------       ----------
                                                                                   4,486,787          4,506,655        4,502,997
Income (Loss) from operations:

     Israel                                                                          161,797         (1,263,036)        (722,974)
     United States                                                                   (22,493)          (587,496)        (919,990)
                                                                                ------------         ----------       ----------

                                                                                     139,304         (1,850,532)      (1,642,964)
IDENTIFIABLE ASSETS

     Israel                                                                        5,243,389          4,188,573        3,006,502
     United States                                                                 1,181,133          1,080,464          320,641
                                                                                ------------         ----------       ----------

                                                                                   6,424,522          5,269,037        3,327,143
                                                                                ============         ==========       ==========

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

The Company uses, and will continue to use, a variety of means to promote its products to potential customers, including publishing articles and advertising in key industry publications; participating in trade shows and conferences; participating in seminars on medical informatics; and communicating with consultants and accountants who advise health care facilities in their selection of information systems. The Company places high priority on recruiting sales personnel with a strong background in health care software and skills in system analysis. During 1995, the Company hired a Senior Sales representative for Software Center, Inc.

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

The Company's gross research and development costs for 1994 and 1995 and 1996 was $1,049,531, $1,443,573 and $560,930 respectively which constituted approximately 23.4%, 32.0% and 12.5% of revenues for such periods, respectively. The portions of the Company's gross research and development expenditures, which were capitalized for payroll and related expenses and computer maintenance for 1994 and 1995 were, $781,728 and $178,563 respectively. See Notes 2f and 6 of Notes to the Company's Consolidated Financial Statements.

Research and development priorities are derived from a combination of strategic marketing requirements and customers' requests for additional functionality. New modules and enhancements are coordinated to optimize the system as a whole and to ensure complete integration of the various applications. The Company believes that it generally takes from 6 to 12 months to transform a COMET system into a new language. Currently, COMET systems are available in Hebrew, English and Italian. Upon expansion into the Czech Republic, the COMET system is also being translated into the Czech language. The health care information systems industry is subject to rapid technological advances and changes in client requirements.

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

In the long-term health care segment in the United States, the Company competes with vendors such as ADA Data Systems, American Health Care, Care Computer Systems, Inc., Melyx Corporation and Penta Systems International Inc. If the Company enters the acute care market in the United States, the Company believes that among its major competitors will be Shared Medical Systems Corp., HBO & Company, First Data Corp., Health Systems Group Inc. and Ibax Health Care Systems. Other competitors include software developers, value-added revelers specializing in health care and vendors of specialized systems such as bedside patient monitors.

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

The Company's potential market is expanded due to the fact that it provides a solution for both long term and acute care. The majority of health care information system providers specialize in one or the other. There is a distinct advantage in the combination of acute care and long term care, especially since the upheaval in the health care market requires some kind of link between these two industries. The necessary transfer of patients from acute care beds to long term care beds has resulted in many acute care facilities opening long term care units for this purpose. While this direction began in the United States, it is becoming recognized internationally.

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

COMET is generally sold pursuant to software license agreements, which, in most cases, grant customers a non-exclusive, nontransferable license to use the Company's products at a specified site and contain terms and conditions prohibiting the unauthorized reproduction or transfer of the Company's products. In addition, the Florijn Agreement contains, and the proposed New Italsiel Agreement will contain, terms and conditions prohibiting the unauthorized reproduction or transfer of COMET.

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

Israel Italy, and Czech Republic. Israel currently has no government regulations relating to computer programs for health care industry. However, the Israeli health care industry is undergoing structural changes, and the Company cannot predict what impact such changes will have on its business. Italy and the Czech Republic also currently have no government regulations relating to computer programs for the health care industry.

EMPLOYEES

As of June 15, 1997, the Company had 56 full time employees, including 32 in research, development and customer support, 3 in sales and marketing and 6 in corporate and general administration. Of the Company's 56 employees, 50 were located in Israel and 6 were located in the United States.

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. However, most of this liability may be covered by managers' insurance policies or severance pay funds with the employer remaining liable for the difference in the amount of severance pay not covered. The Company's liability for required severance pay benefits is satisfied by the funding of two approved severance pay funds, the purchase of manager's insurance policies for the benefit of Shmuel Sternfeld and one other executive officer, and by an accrual for severance pay on the Company's Balance

Sheet. See Note 9 of Notes to the Company's Consolidated Financial Statements. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. The aggregate payments thereto amount to approximately 13% of wages up to a ceiling, with the employee contributing approximately 5.4% and the employer contributing the remainder.

ITEM 2 - DESCRIPTION OF PROPERTY

In 1997, the Company reduced its rental facilities and currently leases approximately 3,850 square feet of administrative, marketing and research and development space in Tel Aviv, Israel. The lease for this space, pursuant to which the Company pays approximately $8,500 per month in rent, expires on August 31, 1997. The Company has an option to extend such lease until September 1, 2000.

The Company's U.S. subsidiary, SCI, leases office space in Fort Lee, New Jersey. SCI leases this space, at a monthly rent of approximately $3,300 per month, which expires in May 2000.

ITEM 3 - LEGAL PROCEEDINGS

The Company is not a party to any litigation that might, individually or in the aggregate, have a material adverse effect on the Company or its business and is not aware that any such litigation is threatened.

ITEM 4 - CONTROL OF REGISTRANT

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth the number of fully paid ordinary shares of the Company owned by any person known to the Company to be the beneficial owner of more than 10% of the Company's ordinary shares and the total amount of the Company's ordinary shares owned by the officers and directors of the Company as a group. The information in this table is accurate as of June 20, 1997.

                                                NO. OF           PERCENT OF
IDENTITY OF PERSON OR GROUP                   SHARES OWNED         TOTAL
-------------------------------------         ------------       ----------
Shmuel Sternfeld                               4,455,000           82.9 %
Total Owned by Officers and
Directors as a Group                           4,455,000           82.9 %

ITEM 5 - NATURE OF TRADING MARKET

The Company's ordinary shares have been traded on the Over-The-Counter Bulletin Board ("OTCBB") since November 15, 1995 under the symbol CMTTF. Prior to that time, the shares have been traded on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol CMTTF since the Company's initial public offering on August 23, 1994. Prior to 1994, there was no market for the Company's shares. There is no non-United States trading market for such securities.

The following are the high and low sales prices reported for the Company's shares as reported on NASDAQ/NMS during each quarter since such trading commenced in August, 1994 through November 14, 1995 and as reported on the OTCBB during each quarter since November 15, 1995:

                        QUARTER           HIGH        LOW
                        ------------      -----      ------
                        First, 1995       3 5/8       1 1/2
                        Second, 1995      2 3/8       1
                        Third, 1995       1 5/8         3/4
                        Fourth, 1995      1 1/8         1/2
                        First, 1996         1/4         1/8
                        Second, 1996      2 3/8       1
                        Third, 1996       1 5/8         3/4
                        Fourth, 1996      1 1/8         1/2

As of July 9, 1997, there were 69 shareholders of record.

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

ITEM 7 - TAXATION

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on the Company. The following also contains a discussion of a certain Israeli and United States tax consequences to persons purchasing the Ordinary Shares and certain Israeli Government programs benefiting the Company. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the taxing authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

The tax benefits derived from a certificate of approval for an Approved Enterprise relate only to taxable income attributable to the Approved Enterprise and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval, which include an increase in the Company's export revenues. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest.

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

The Income Tax Ordinance and the Adjustment for Inflation Law allow "Foreign-Invested Companies" which maintain their accounts in dollars in compliance with regulations published by the Israeli Ministry of Finance to base their tax returns on the operating results as reflected in the dollar financial statements (in lieu of the principles set forth by the Adjustment for Inflation
Law) or to adjust their tax returns based on exchange rate changes rather than changes in the CPI. For these purposes, a Foreign-Invested Company is a company more than 25 % of whose share capital (in terms of rights to profits, voting and the appointment of directors) and of whose combined share and loan capital is owned by persons who are not residents of Israel. There can be no assurance that the Company will remain a Foreign-Invested Company or will elect to be taxed on changes in the exchange rate.

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

TAXATION MATTERS UNDER ISRAELI LAW AFFECTING NON-ISRAELI SHAREHOLDERS; ESTATE TAXES

The Ordinary Shares of the Company would be exempt from Israeli capital gains tax if they are listed on NASDAQ/NMS or on a recognized stock exchange and the Company qualifies as an "Industrial Company." The Company is not presently listed on NASDAQ/NMS or a recognized stock exchange. As such, Israeli capital gains tax would apply to the sale of the Ordinary Shares. Israeli capital gains tax law distinguishes between a "Real Gain" and an "Inflationary Amount." Real Gain is the excess of the total capital gain over the Inflationary Amount, which is the amount of the increase in the CPI (or, at the election of a non-resident of Israel, the Israeli currency devaluation in relation to the foreign currency with which the capital asset was purchased) between the date of purchase and December 31, 1993. Until December 31, 1993, the Inflationary Amount was calculated as the increase in the CPI between the date of purchase and the date of sale. On December 30, 1993, the Israel Income Tax Ordinance was amended to exclude the increase of the CPI as of January 1, 1994 from the definition of Inflationary Amount and, thus, from an tax. The Inflationary Amount is taxed at a rate of 10%, reduced, with respect to shares, to no tax for non-residents in the event that such non-residents have elected the Israeli currency devaluations as an index. The Real Gain is taxed at the rate applicable to ordinary income. On a sale of the Ordinary Shares, an additional Inflationary Amount taxed at the rate referred to above may need to be recognized, based on the proportional part of the accumulated profits of the Company to which the seller of the shares would have rights by virtue of such shares.

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

Israel has no estate tax.

ITEM 8 - SELECTED FINANCIAL DATA
--------------------------------

STATEMENT OF INCOME DATA:


                                                                                Year ended
                                                                               December 31,
                                              -------------------------------------------------------------------------------
                                                1992             1993             1994             1995              1996
                                              --------         --------        ----------       ----------       ------------
                                                              (In thousands, except per share and share data)

Revenues                                     $  3,401          $ 4,730           $ 4,487          $ 4,507          $ 4,502
Cost of revenues                                1,850            2,237             2,720            2,607            3,114
                                             --------         --------          --------         --------         --------

Gross profit                                    1,551            2,493             1,767            1,900            1,388
                                             --------         --------          --------         --------         --------

Research and development costs                    919              979             1,049            1,443              561
Less - capitalization of computer
  software costs                                 (370)            (787)             (781)            (178)               -
                                             --------         --------          --------         --------         --------

Research and development costs,
  net                                             149              192               268            1,265              561
Sales and marketing expenses                      330              346               436              832            1,181
General and administrative
  expenses                                         58              559               923            1,653            1,289
                                             --------         --------          --------         --------         --------

Total operating costs and
  expenses                                      1,037            1,097             1,627            3,750            3,031
                                             --------         --------          --------         --------         --------

Operating income (loss)                           514            1,396               140           (1,850)          (1,643)
Other expenses                                                       -               274                -                -
Financial expenses, net                            58               94               162              241             (102)
                                             --------         --------          --------         --------         --------

Income (loss) before taxes on
  income                                          456            1,302              (296)          (2,091)          (1,745)
Taxes on income (benefits)                        182              536               (62)            (277)            (182)
                                             --------         --------          --------         --------         --------

Net income (loss)                            $    274          $   766           $  (234)        $ (1,814)        $ (1,563)
                                             --------         --------          --------         --------         --------
                                             --------         --------          --------         --------         --------

Earnings (loss) per share                    $   0.06          $  0.17           $ (0.05)        $  (0.34)        $  (0.29)
                                             --------         --------          --------         --------         --------
                                             --------         --------          --------         --------         --------

Weighted average number of
  shares outstanding                        4,500,000        4,500,000         4,791,000        5,375,000        5,375,000
                                            ---------        ---------         ---------        ---------        ---------
                                            ---------        ---------         ---------        ---------        ---------


                                                                               December 31,
                                              ------------------------------------------------------------------------------
                                                1992              1993             1994             1995              1996
                                              ---------       ----------       ----------       ----------       -----------
                                                                          (All data in thousands)
Working capital                              $   (512)        $   (656)          $ 1,410         $   (785)        $ (1,066)
Total assets                                    1,399            3,215             6,424            5,269            3,327
Short-term debt, including
  current maturities of long-term
  debt                                            345              665             1,052            1,178            1,133
Long-term debt, net                               200              163               414              326              272
Shareholders' equity
  (deficiency)                                   (213)             553             2,954            1,139             (424)



ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company considers the dollar to be the currency of the principal economic environment in which its operations are conducted. In recent years the Company's revenues in dollars or denominated in dollars have increased significantly from 40.1% of total revenues in 1990 to approximately 50% of total revenues in 1995. The Company believes that this trend will continue and that the majority of its revenues will be realized and a significant portion of its expenses will be incurred in dollars. When the Company generates revenues or incurs expenses in NIS denominated in U.S. dollars, the payor has a contractual obligation (not merely an informal undertaking) to make payment in NIS based upon the exchange rate between NIS and the U.S. dollar in effect on the date of payment, not on the date of the contract. The payor, therefore, bears the risk of a change in the exchange rate between the NIS and the dollar and the transaction takes place in a dollar, rather than a NIS, environment. The Company has, therefore, adopted the dollar as its functional currency (see Note 2b of Notes to the Company's Consolidated Financial Statements in Item 18). Transactions and balances denominated in currencies (including NIS) other than dollars are remeasured into dollars in accordance with the principles of Statement No. 52 of the Financial Accounting Standards Board. Exchange gains and losses arising from remeasurement are reflected in income or expenses, as applicable.

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

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the relationship (in percentages) of selected items from the Company's statement of income to its total revenues:


                                                                                Year ended
                                                                               December 31,
                                             ------------------------------------------------------------------------------
                                                1992            1993              1994             1995             1996
                                             ---------       ----------       -----------      -----------      -----------
Revenues                                      100.0%           100.0%            100.0%           100.0%           100.0%
Cost of revenues                               54.4             47.3              60.6             57.8             69.2
                                             --------        ----------       -----------      ------------     -----------

Gross profit                                   45.6             52.7              39.4             42.2             30.8
                                             --------        ----------       -----------      ------------     -----------


Research and development cost,
  net                                           4.4              4.1               6.0             28.1             12.5
Sales and marketing expenses                    9.7              7.3               9.7             18.5             26.2
General and administrative
  expenses                                     16.4             11.8              20.6             36.7             28.6
                                             --------        ----------       -----------      ------------     -----------

Operating income (loss)                        15.1             29.5               3.1            (41.1)           (36.5)
Other expenses                                  -                -                 6.1              -                -
Financial expenses, net                         1.7              2.0               3.6              5.3              2.3
                                             --------        ----------       -----------      ------------     -----------

Net income (loss) before taxes
  on income                                    13.4             27.5              (6.6)           (46.4)           (38.8)



Taxes (benefit) on income                       5.4             11.3               1.4              6.1              4.1
                                             --------        ----------       -----------      ------------     -----------

Net income (loss)                               8.0             16.2              (5.2)           (40.3)           (34.7)
                                             --------        ----------       -----------      ------------     -----------
                                             --------        ----------       -----------      ------------     -----------


Fiscal Year Ended December 31, 1996 compared with Fiscal Year Ended December 31, 1995

Revenues. The Company's revenues derive from sales of COMET systems and from providing professional software support services, including installation and training, customer support, maintenance, and outsourcing and facility management. Revenues in 1996 totaled $4,502,997 which did not materially change from 1995.

Costs of Revenues. Cost of revenues in 1996 increased 19.5% to $3,114,550 as compared to $2,606,641 for 1995 due principally to the write off of certain capitalized computer software costs in the amount of $758,021 which is included in the above mentioned costs.

Gross Profit . As a result of the above mentioned write off the gross profit decreased accordingly by 30% to $1,388,447 in 1996 from $1,990,014 in 1995.

Research and Development Costs. The Company's gross research and development costs consist of all expenditures relating to the Company's research and development expenses that were capitalized from gross research and development costs. Gross research and development costs in 1996 decreased by 61.2% to $560,930 compared to $1,443,573 in 1995 due principally to a cut back in the company's R & D personnel . The Company did not capitalize any computer software costs in 1996 and as a result of the above net research and development expenses decreased to $560,930 in 1996 as compared to $1,265,010 in 1995.

Sales and Marketing Expenses. Sales and marketing expenses increased 42.1% to $1,181,966 in 1996 from $831,825 in 1995.The increase is mainly due to increases in salary and travel expenses which resulted from continuing increased sales efforts in the European market and the Eastern European market in particular.

General and Administrative Expenses. General and administrative expenses decreased to $1,288,515 in 1996 as compared with $1,653,711 in 1995, a decrease of 22%. The decrease in general and administrative expenses can be attributed primarily to a substantial cut back in the Company's personnel.

Financial Expenses. Net financial expenses are calculated by subtracting financial income from gross financial expenses. Net financial expenses decreased by 57.5% to $102,397 in 1996 from $240,939 in 1995. The decrease resulted mainly from the Company's conversion of its loans to U.S. dollar linked from previously Israel CPI linkage , thus causing a substantial lower effective interest rate .

Taxes on Income (Benefits). In 1996 the Company recorded a tax benefit of $181,996 compared to a tax benefit of $277,377 in 1995. This change has resulted primarily from a change in its deferred income taxes.

Net Loss. As a result of the foregoing, the Company incurred a net loss for the year ended December 31, 1996 of $1,563,365 as compared to a net loss of $1,814,094 in 1995. The Company attributes the loss it incurred during 1996 primarily to: (i) an increase in its cost of revenues due to the write off of capitalized research and development costs in the amount of $758,021 (see Cost of Revenues), and (ii) an increase in its sales and marketing expenses in the amount of $350,141 (see Sales and Marketing Expenses).

In 1995, the Company incurred a loss in the amount of $1,814,094, due to a substantial increase in expenses that were incurred, as compared to 1994. Sales in 1996 did not materially change from the prior year, and although the Company did reduce its operating expenses as from the prior year, it nevertheless further incurred a loss in the amount of $ 1,563,365. The Company has a working capital deficiency in the amount of $ 1,065,858 at December 31, 1996, as compared to December 31, 1995, in the amount of $ 785,364. If cash flows from operations in the coming year are not sufficient to meet the Company's operating activities and/or debt service requirements, management would be required to implement certain actions to obtain cash from other sources to compensate for the shortfall.

The Company is currently considering raising additional funds to compensate for the shortfall in the coming year.

The Company will be dependent upon the proceeds to be raised from these sources to continue its business operations. However, management can give no assurances as to its ability to raise the funds necessary to enable it to conduct its business. If the Company is unable to obtain the necessary cash, other more substantial restructuring actions may become necessary.

The report of the Company's independent auditors with respect to the Company's financial statements for the year ended December 31, 1996, contains an explanatory footnote that these conditions raise substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, and do not include any adjustments that might result from the outcome of this uncertainty.


FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 1994

Revenues. The Company's revenues derive from sales of COMET systems and from providing professional software support services, including installation and training, customer support, maintenance, and outsourcing and facility management. Revenues in 1995 totaled $4,506,655 which did not materially change from 1995.

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

Taxes on Income (Benefits). In 1995 the Company recorded a tax benefit of $277,377 compared to a tax benefit of $62,537 in 1994. This change has resulted primarily from a change in its deferred income taxes.

Net Loss. As a result of the foregoing, the Company incurred a net loss for the year ended December 31, 1995 of $1,814,094 as compared to a net loss of $233,845 in 1994. The Company attributes the loss it incurred during 1995 primarily to:
(i) an increase in its net R&D expenses in the amount of $997,207 (see Research & Development Costs), (ii) an increase in the general and administrative expenses of $730,190, and (iii) an increase in its sales and marketing expenses in the amount of $395,650 (see Sales and Marketing expenses).

The net loss of the company was mainly financed by the use of proceeds from the Company's initial public offering in August 1994.

FISCAL YEAR ENDED DECEMBER 31, 1994 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 1993

Revenues. The Company's revenues derive from sales of COMET systems and from providing professional software support services, including installation and training, customer support, maintenance, and outsourcing and facility management. Revenues in 1994 decreased by 5.1% to $4,486,787 from $4,730,057 in 1993. The decrease in revenues was attributable to two principal factors, a decrease in sales of COMET systems to $635,074 in 1994 from $800,480 in 1993 and a decrease in sales of computer hardware in the United States ($58,086 in 1994 compared to $404,124 in 1993). This decrease is the result of the fact that the Company had recorded a one-time large sale of computer hardware in the U.S. in 1993. During 1994, the Company entered into several contracts for which revenue has not yet been recognized in accordance with the principles of the Statement of Position 91-1, "Software Revenue Recognition," issued by the American

Institute of Certified Public Accounts ("Statement of Position 91-1"). In compliance with the provisions of Statement of Position 91-1, the Company recognizes revenues from software product sales either: (i) when a non-cancelable license agreement has been signed, the product has been delivered and all significant obligations have been satisfied and collectability of the receivable is certain; or (ii) based on license fee payments as they fall due, in the case where the conditions in clause (i) are met but the license fee is payable over a period which exceeds one year.

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

Net Loss. As a result of the foregoing, the Company incurred a net loss for the year ended December 31, 1994 of $233,845 as compared to net income of $765,721 for 1993. The Company attributes the loss it incurred during 1994 primarily to:
(i) a decrease in revenues in the total of $243,270; (ii) an increase in the cost of revenues of $482,867; (iii) an increase in the general and administrative expenses of $364,765; and (iv) the buyout of marketing rights recorded at $274,000 in "Other Expenses."

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

The Company's short-term indebtedness (excluding current maturities of long-term indebtedness) at December 31, 1996 was $505,248.

The current maturities of long-term debt on December 31, 1996 was $628,717. On December 31, 1996 working capital deficiency was $1,065,858. This deficiency increased from the working capital deficiency which existed at December 31 1995 in the amount of $785,364.

At the end of 1996, the Company held cash and cash equivalents of $470,673.

During the year ended December 31, 1996 the Company's cash and cash equivalents increased by $204,800 . During this period, the Company had a positive cash flow from operating activities in the amount of $290,842, as a result of an aggressive cut-down in its operating expenses and collections on aged accounts receivables. During the year ended December 31, 1996, negative net cash flow utilized in the Company's financing activities equaled $97,781, mainly for the repayment of short and long term loans.

IMPACT OF INFLATION AND DEVALUATION ON MONETARY ASSETS AND LIABILITIES.

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the United States dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. During 1989 and 1990, the dollar declined in value relative to major world currencies. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and the dollar remained relatively stable during this period. However, during 1991, 1992 and 1993, Israel effected devaluations of the NIS against the dollar of 11.47%, 21.1% and 8.0%. During 1994 ,1995 and 1996 the exchange rate of the dollar and the NIS was relatively stable.

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

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS, OFFICERS AND KEY EMPLOYEES

The directors, officers and key employees of the Company are as follows:

NAME                    AGE      POSITION

Shmuel Sternfeld         51      Chairman of the Board of Directors; Chief
                                 Executive Officer and President

Amnon Neubach            53      Director

Chaim Haklai             46      Senior Vice President

Yossi Rosenblum          43      Vice President - Research and Development

Doron Gutkind            34      Project Manager - SCI

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

Amnon Neubach is an economist , who was previously an economics advisor to the Minister of the Treasury in Israel.

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

ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS

For services rendered to the Company by its directors, officers and key employees during 1996 the Company paid compensation in the aggregate sum of $150,000. Except for nominal amounts paid to directors for attendance at board meetings and for reimbursement of expenses, no compensation was paid by the Company to its directors other than the President, who receives a salary for his services as President and Chief Executive Officer.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

In February 1994, the Company adopted the Comet Software International Ltd.
(1994) Stock Option Plan (the "Option Plan"). The Option Plan provides that options may be granted to employees of the Company or any subsidiary of the Company, directors of the Company and consultants and contractors of the Company. Upon the Company's election to do so, the Option Plan is designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) ("Section 102") with respect to employees of the Company. The Option Plan is also designed to benefit from the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code").

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

In 1996 305,900 options were issued to its employees, with a vesting period of four years.

The underwriter of the Company's initial public offering was granted warrants ("Underwriter's Warrants") to purchase up to 87,500 Ordinary Shares pursuant to a warrant agreement (the "Warrant Agreement"), between the Company and the underwriter. The Underwriter's Warrants are exercisable for a period of four years commencing on August 23, 1995. Each Underwriter's Warrant entitles the holder to purchase, at any time until its expiration, one Ordinary Share, at a price equal to 165 % of the $5.50 initial public offering price per Ordinary Share. The Underwriter's Warrants may be exercised in whole or in part.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Not applicable.

                                  PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED
----------------------------------------------------

 Not applicable.

                                    PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES
------------------------------------------

Not applicable.

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES
---------------------

Not applicable.

ITEM 17 - FINANCIAL STATEMENTS

--------------------------------------------------------

Not applicable.


--------------------------------------------------------

ITEM 18 - FINANCIAL STATEMENTS
See Item 19

--------------------------------------------------------

ITEM 19 - FINANCIAL STATEMENTS
AND EXHIBITS



                        COMET SOFTWARE INTERNATIONAL LTD.

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996

                                 IN U.S. DOLLARS

                                      INDEX

                                                                  Page
                                                            ----------------

Report of Independent Auditors                                    F-2

Consolidated Balance Sheets                                    F-3 - F-4

Consolidated Statements of Operations                             F-5

Statements of Changes in Shareholders' Equity (Deficiency)        F-6

Consolidated Statements of Cash Flows                          F-7 - F-8

Notes to Consolidated Financial Statements                     F-9 - F-26





                                - - - - - - - -

[LOGO]   /ANE IA-A0E AU OA00

         KOST LEVARY & FORER
             A MEMBER OF
    ERNST & YOUNG INTERNATIONAL



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                        COMET SOFTWARE INTERNATIONAL LTD.

     We have audited the consolidated balance sheets of Comet Software International Ltd. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the 1995 and 1994 financial statements of Software Center Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 24% as of December 31, 1995, and total revenues constituting 12% and 18% of the related consolidated totals for each of the two years in the period ended December 31, 1995. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Software Center Inc., is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973, which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, either originating within the financial statements themselves, or due to any misleading statement included therein. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1996 and 1995, and the related results of their operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles in Israel. As applicable to the Company's financial statements, accounting principles generally accepted in the United States and in Israel are substantially identical in all material aspects.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel                         /s/  KOST, LEVARY and FORER
March 12, 1997                      Certified Public Accountants (Israel)
                                   A Member of Ernst & Young International

                                              COMET SOFTWARE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                          December 31,
                                                            ------------------------------------------
                                                                 1995                       1996
                                                            ---------------            ---------------
                                                                          U.S. Dollars
                                                            ------------------------------------------

     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                      265,873                   470,673
   Marketable securities                                           65,674                    70,018
   Trade receivables (net of allowance
     for doubtful accounts,
     $ 166,000 in 1995 and $ 27,329
     in 1996)                                                   1,129,000                   644,984
   Other receivables and prepaid
     expenses (Note 3)                                            460,965                   229,890
   Receivable from shareholder                                      6,434                         -
                                                            ---------------            ---------------

Total current assets                                            1,927,946                 1,415,565
                                                            ---------------            ---------------

SEVERANCE PAY FUND                                                800,577                   633,442
                                                            ---------------            ---------------

PROPERTY AND EQUIPMENT,

   NET (Note 4)                                                   663,406                   522,905
                                                            ---------------            ---------------

CAPITALIZED SOFTWARE
   DEVELOPMENT COSTS,

   NET (Notes 2f and 6)                                         1,722,608                   652,231
                                                            ---------------            ---------------

OTHER ASSET, NET (Note 5 and Note 10c)                            154,500                   103,000
                                                            ---------------            ---------------

                                                                5,269,037                 3,327,143
                                                            ===============            ===============





The accompanying notes are an integral part of the financial statements.

                                              COMET SOFTWARE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                            December 31,
                                                              ------------------------------------------
                                                                   1995                       1996
                                                              ---------------            ---------------
                                                                            U.S. Dollars
                                                              ------------------------------------------
     LIABILITIES AND
       SHAREHOLDERS' EQUITY
       (DEFICIENCY)

CURRENT LIABILITIES:
   Short-term debt and bank credit                                  664,188                   505,248
   Current maturities of
     long-term debt (Note8)                                         513,651                   628,717
   Trade payables                                                   690,674                   402,543
   Accrued liabilities (Note 7)                                     810,295                   972,171
   Deferred income                                                   34,502                    28,870
                                                              ---------------            ---------------

Total current liabilities                                         2,713,310                 2,537,549
                                                              ---------------            ---------------

LONG-TERM DEBT (Note 8)                                             326,521                   272,614
                                                              ---------------            ---------------

DEFERRED INCOME TAXES (Notes 13d)                                   203,207                    21,221
                                                              ---------------            ---------------

ACCRUED SEVERANCE PAY (NOTE 9)                                      886,559                   919,684
                                                              ---------------            ---------------

COMMITMENTS AND CONTINGENCIES
   (Note 10)

SHAREHOLDERS' EQUITY
   (DEFICIENCY) (Note 12):
   Share capital - 9,340,000 Ordinary
     Shares, par value NIS 0.01, and
     660,000 Deferred Shares, par value
     NIS 0.01, authorized;
     5,375,000 Ordinary Shares and
     660,000 Deferred Shares issued
     and outstanding as of December 31,
     1995 and as of December 31, 1996                                23,117                    23,117
   Additional paid-in capital                                     2,631,542                 2,631,542
   Accumulated deficit                                           (1,515,219)               (3,078,584)
                                                              ---------------            ---------------

                                                                  1,139,440                  (423,925)
                                                              ---------------            ---------------

                                                                  5,269,037                 3,327,143
                                                              ===============            ===============



The accompanying notes are an integral part of the financial statements.

                                              COMET SOFTWARE INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                        1994                  1995                  1996
                                                                   ---------------       ---------------       ---------------
                                                                                          U.S. Dollars
                                                                   -----------------------------------------------------------
Revenues (Note 14a):
  Software sales                                                         635,074               190,287               307,506
  Product development and support, and
    other services                                                     3,651,044             4,313,696             4,194,687
  Other income                                                           200,669                 2,672                   804
                                                                   ---------------       ---------------       ---------------

Total revenues                                                         4,486,787             4,506,655             4,502,997
                                                                   ---------------       ---------------       ---------------

Cost of revenues:

  Cost of software sales                                                 270,745                89,064               151,406
  Cost of product development and support,
    and other services                                                 2,299,430             2,515,306             2,962,836
  Cost of other income                                                   149,809                 2,271                   308
                                                                   ---------------       ---------------       ---------------

Total cost of revenues                                                 2,719,984             2,606,641             3,114,550
                                                                   ---------------       ---------------       ---------------

Gross profit                                                           1,766,803             1,900,014             1,388,447
                                                                   ---------------       ---------------       ---------------

Operating costs and expenses:

  Research and development                                             1,049,531             1,443,573               560,930
  Less - capitalization of software
    development costs                                                    781,728               178,563                     -
                                                                   ---------------       ---------------       ---------------

  Research and development, net                                          267,803             1,265,010               560,930
  Sales and marketing                                                    436,175               831,825             1,181,966
  General and administrative                                             923,521             1,653,711             1,288,515
                                                                   ---------------       ---------------       ---------------

Total operating costs and expenses                                     1,627,499             3,750,546             3,031,411
                                                                   ---------------       ---------------       ---------------

Operating income (loss) (Note 13c):                                      139,304            (1,850,532)           (1,642,964)
Financial income                                                          50,350                89,506                82,573
Financial expenses                                                      (212,036)             (330,445)             (184,970)
Other expenses                                                          (274,000)                    -                     -
                                                                   ---------------       ---------------       ---------------

Loss before taxes on income                                             (296,382)           (2,091,471)           (1,745,361)
Tax benefit (Note 13c)                                                   (62,537)             (277,377)             (181,996)
                                                                   ---------------       ---------------       ---------------

Net loss                                                                (233,845)           (1,814,094)           (1,563,365)
                                                                   ===============       ===============       ===============

Loss per share                                                            (0.05)                (0.34)               (0.29)
                                                                   ===============       ===============       ===============
Weighted average number of shares used
  to compute loss per share                                            4,791,666             5,375,000             5,375,000
                                                                   ===============       ===============       ===============

The accompanying notes are an integral part of the financial statements.

                                              COMET SOFTWARE INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------



                                                                                             Retained             Total
                                                                        Additional           earnings         shareholders'
                                                      Share               paid-in          (accumulated           equity
                                                     capital              capital            deficit)          (deficiency)
                                                  --------------     ------------------ -------------------  -----------------
                                                                                 U.S. Dollars
                                                  ----------------------------------------------------------------------------
Balance as of December 31, 1993                        17,739                     -              535,220           552,959

    Issuance of stock dividend                          2,500                     -               (2,500)                -
    Issuance of shares (1)                              2,878             2,631,542                    -         2,634,420
    Net loss                                                -                     -             (233,845)         (233,845)
                                                  --------------     ------------------    ----------------   ----------------

Balance as of December 31, 1994                        23,117             2,631,542              298,875         2,953,534

    Net loss                                                -                     -           (1,814,094)       (1,814,094)
                                                  --------------     ------------------    ----------------   ----------------

Balance as of December 31, 1995                        23,117             2,631,542           (1,515,219)        1,139,440

    Net loss                                                -                     -           (1,563,365)       (1,563,365)
                                                  --------------     ------------------    ----------------   ----------------

Balance as of December 31, 1995                        23,117             2,631,542           (3,078,584)         (423,925)
                                                  ==============     ==================    ================   ================




(1) Net of offering expenses of $ 2,178,080.

The accompanying notes are an integral part of the financial statements.

                                              COMET SOFTWARE INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------




                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                        1994                  1995                  1996
                                                                   ---------------       ---------------       ---------------
                                                                                          U.S. Dollars
                                                                   -----------------------------------------------------------


Cash flows from operating activities:
  Loss                                                                  (233,845)           (1,814,094)           (1,563,365)
  Total adjustments to reconcile loss to net cash
    provided by (used in) operating activities (a)                      (287,512)              437,732             1,849,863
                                                                   ---------------       ---------------       ---------------

Net cash provided by (used in) operating activities                     (521,357)           (1,376,362)              286,498
                                                                   ---------------       ---------------       ---------------

Cash flows from investing activities:

  Capitalization of software development costs                          (781,728)             (178,563)                    -
  Purchase of property and equipment                                    (136,312)              (73,268)               (7,208)
  Proceeds from disposal of equipment                                      3,628                 8,556                23,291
                                                                   ---------------       ---------------       ---------------

Net cash provided by (used in) investing activities                     (914,412)             (243,275)               16,083
                                                                   ---------------       ---------------       ---------------

Cash flows from financing activities:

  Proceeds from issuance of shares, net                                2,810,486                     -
  Increase (decrease) in short-term debt
    and bank credit, net                                                  44,641                (7,679)             (158,940)
  Proceeds relating to long-term debt                                    500,000               500,000               634,233
  Principal payments relating to long-term debt                          (43,203)             (695,874)             (573,074)
                                                                   ---------------       ---------------       ---------------

Net cash provided by (used in) financing activities                    3,311,924              (203,553)              (97,781)
                                                                   ---------------       ---------------       ---------------

Increase (decrease) in cash and
  cash equivalents                                                     1,876,155            (1,823,190)              204,800
Balance of cash and cash equivalents
  at beginning of year                                                   212,908             2,089,063               265,873
                                                                   ---------------       ---------------       ---------------
Balance of cash and cash equivalents
  at end of year                                                       2,089,063               265,873               470,673
                                                                   ===============       ===============       ===============


The accompanying notes are an integral part of the financial statements.

                                              COMET SOFTWARE INTERNATIONAL LTD.

-------------------------------------------------------------------------------


                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                        1994                  1995                  1996
                                                                   ---------------       ---------------       ---------------
                                                                                          U.S. Dollars
                                                                   -----------------------------------------------------------

(a) Adjustments to reconcile loss to net cash provided by (used in) operating activities:

         Depreciation and amortization                                 297,444               378,237               491,771
         Write-down of capitalized software costs                      157,000                     -               758,021
         Other expenses                                                274,000                     -                     -
         Increase (decrease) in accrued
          severance pay, net                                           (58,031)              150,521               200,260
         Increase (decrease) in deferred income                        (44,120)                7,828                (5,632)
         Other, net                                                    (28,671)                4,955                (3,497)
         Increase in marketable securities                                   -                (4,873)               (4,344)
         Decrease (increase) in trade receivables                     (416,730)              300,206               484,016
         Decrease (increase) in other receivables
          and prepaid expenses                                        (367,617)             (130,990)              231,075
         Decrease in receivable
          from shareholder                                             106,426                 6,493                 6,434
         Increase (decrease) in trade payables                        (344,209)              566,981              (288,131)
         Increase (decrease) in deferred income taxes                   89,747              (277,377)             (181,986)
         Increase (decrease) in accrued liabilities                     47,249              (564,249)              161,876
                                                                 ---------------       ---------------       ---------------

                                                                      (287,512)              437,732             1,849,863
                                                                 ===============       ===============       ===============

     Cash paid during the year in respect of:

       Interest                                                        135,664               241,693               138,655
                                                                 ===============       ===============       ===============

       Income taxes                                                     62,963                85,864                28,656
                                                                 ===============       ===============       ===============

     Non-cash transactions:

       Purchase of fixed assets                                        136,488               242,420                     -
                                                                 ===============       ===============       ===============

       Other assets                                                    206,000                     -                     -
                                                                 ===============       ===============       ===============




The accompanying notes are an integral part of the financial statements.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1:-    GENERAL

            a. Comet Software  International  Ltd.  designs,  develops and markets integrated information management systems, and provides associated support services, primarily for the health care industry. The Company's principal product, currently marketed under the name COMET (Computerized Medical Technologies), consists of a variety of interactive software modules, which collectively integrate clinical, management and financial applications to provide data ranging from the medical record of a single patient to a comprehensive report on the entire organization. The Company markets the COMET system as a combination of any number of such modules, each of which can operate efficiently on a stand-alone basis with functionality and performance that the Company believes are among the highest in the industry.

               The Company currently markets COMET systems in the United States and Israel and is in the process of implementing marketing strategies in Italy and the Czech Republic.

            b. Going Concern:

               In 1995, the Company incurred a loss in the amount of $1,814,094, due to a substantial increase in expenses that were incurred, as compared to 1994. Sales in 1996 did not materially change from the prior year, and although the Company reduced its expenses in 1996 as compared to 1995, it incurred a loss in the amount of $ 1,563,365. The Company's working capital deficiency increased to $ 1,065,858 at December 31, 1996, as compared to $ 785,364 at December 31, 1995. If cash flows from operations in the coming year are not sufficient to meet the Company's operating activities and/or debt service requirements, management would be required to implement certain actions to obtain cash from other sources to compensate for the shortfall.

               The Company plans to continue to reduce its expenses and is also currently seeking to raise additional funds from investors.

               Continuation of the Company as a going concern is dependent upon the attainment of sufficient cash flows from its operating activities and/or the raising of funds from investors. However, management can give no assurances as to its future profitable operations and/or its ability to raise the funds necessary to enable it to conduct its business. If the Company is unable to obtain the necessary cash, other more substantial restructuring actions may become necessary.

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

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          a. General:

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b. Financial statements in U.S. dollars:

             The Company believes that the U.S. dollar is the currency of the primary economic environment in which it operates. Therefore, the Company has elected to present the accompanying financial statements in U.S. dollars. The functional currency of the Company and its subsidiaries is the U.S. dollar.

             The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

          c. Consolidated financial statements:

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

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



              e. Property and equipment:

                 Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the "straight-line" method over the estimated useful lives of the assets as estimated by the Company.

                 Annual depreciation rates are as follows:



                                                                                            %
                                                                              -------------------------------
                   Computers and related equipment                                       20 - 25
                   Motor vehicles                                                           15
                   Office furniture and equipment                                         6 - 10
                   Leasehold improvements                                      (over the term of the lease)



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

                 The net realizable value of these capitalized software development costs is reviewed on an ongoing basis and revisions to amortization rates or write-downs to net realizable value may occur. Write-downs in the amounts of $ 157,000 and $ 758,021 were recorded during 1994 and in 1996, respectively.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



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

                  The Company allocates a portion of contractual license fees attributable to post-contract training and support. Revenues from these activities are recognized ratably over the service period. Revenues collected in advance for support, rental and maintenance are deferred and recorded as income by the straight-line method over the terms of the respective contracts.

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

              i.  Cash equivalents:

                  For the purpose of the statement of cash flows, liquid investments with an original maturity of three months or less at date of investment are considered by the Company to be cash equivalents.

              j.  Concentration of risks:

                  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company invests primarily in money market accounts and marketable securities and places its investments with high quality financial, government or corporate institutions. The Company's accounts receivable are derived from sales to customers located primarily in the U.S., Europe and Israel. The Company performs ongoing credit evaluations of its customers. No collateral was required. The allowance is determined in respect of specific debts which are of doubtful collection.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



              k.  Loss per share:

                  Loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each period. Retroactive recognition has been given in the calculation of loss per share to the recapitalization effected during 1994 prior to the initial public offering (see Note 10).

              l.  Fair value of financial instruments:

                  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS - The carrying amount reported in the balance sheet for cash and cash equivalents, and short-term deposits approximates fair value.

                  MARKETABLE SECURITIES - The fair value for marketable securities is based on quoted market prices.

                  SHORT-TERM AND LONG-TERM DEBT - The carrying amounts of the Company's borrowings under its short-term revolving credit agreements and its long-term debts approximate their fair value.

              m.  Accounting for share options issued to employees:

                  The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB-25"), "Accounting for Stock Issued to Employees", in accounting for its employee stock options plans. Under APB-25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NOTE 3:-  OTHER RECEIVABLES AND PREPAID EXPENSES



                                                                          December 31,
                                                              -------------------------------------
                                                                   1995                  1996
                                                              ----------------      ---------------
                                                                          U.S. Dollars
                                                              -------------------------------------
          Income tax authorities                                    114,282               132,161
          Loans to employees                                        115,573                49,372
          Prepaid expenses                                          144,498                13,903
          Other                                                      86,612                34,454
                                                              ----------------      ---------------

                                                                    460,965               229,890
                                                              ================      ===============

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 4:-     PROPERTY AND EQUIPMENT, NET



                                                                                    December 31,
                                                                         ------------------------------------
                                                                              1995                 1996
                                                                         ---------------      ---------------
                                                                                    U.S. Dollars
                                                                         ------------------------------------
                   Cost:

                    Computers and related equipment                            256,940              261,323
                    Motor vehicles                                             418,269              368,725
                    Office furniture and equipment                             262,642              259,790
                    Leasehold improvements                                     116,593              122,041
                                                                         ---------------      ---------------

                   Total cost                                                1,054,444            1,011,879
                   Accumulated depreciation                                   (391,038)            (488,974)
                                                                         ---------------      ---------------

                                                                               663,406              522,905
                                                                         ===============      ===============




                  The aforementioned fixed assets include $ 418,269 and $368,725 of leased equipment, and $ 123,651 and $ 153,080 of related accumulated depreciation as of December 31, 1995 and December 31, 1996, respectively.

                  For information relating to security interests in the Company's assets, see Note 11.

NOTE 5:-          OTHER ASSETS, NET


                                                                                                  December 31,
                                                                                       ------------------------------------
                                                                                            1995                 1996
                                                                                       ---------------      ---------------
                                                                                                  U.S. Dollars
                                                                                       ------------------------------------
                   Cost                                                                      206,000              206,000
                   Accumulated amortization                                                  (51,500)            (103,000)
                                                                                       ---------------      ---------------

                                                                                             154,500              103,000
                                                                                       ===============      ===============




                  This item relates to the acquisition of marketing rights in 1994 and is being amortized over a period of four years using the straight-line method.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 6:-          CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET


                                                                                                  December 31,
                                                                                       ------------------------------------
                                                                                            1995                 1996
                                                                                       ---------------      ---------------
                                                                                                  U.S. Dollars
                                                                                       ------------------------------------
                   Cost                                                                    2,406,996            1,581,892
                   Accumulated amortization                                                 (684,388)            (929,661)
                                                                                       ---------------      ---------------

                                                                                           1,722,608              652,231
                                                                                       ===============      ===============



                  During the years ended December 31, 1994, 1995 and 1996, the Company capitalized software development costs of $ 781,728, $178,563 and $ 0, respectively, and amortization expense, included in cost of revenues, was $ 226,014, $ 207,676 and $312,356, respectively.

NOTE 7:-        ACCRUED LIABILITIES



                                                                                                 December 31,
                                                                                     -------------------------------------
                                                                                          1995                 1996
                                                                                     ---------------      ----------------
                                                                                                 U.S. Dollars
                                                                                     -------------------------------------
                 Value Added Tax authorities                                                32,228               84,403
                 Employees and related payables                                            520,523              531,029
                 Other accrued expenses                                                    257,544              356,739
                                                                                     ---------------      ----------------

                                                                                           810,295              972,171
                                                                                     ===============      ================


                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 8:- LONG-TERM DEBT


                                                                    Interest                       December 31,
                                                                                        ------------------------------------
                                                                      rate                   1995                1996
                                                               -------------------      ---------------     ----------------
                                                                       %                           U.S. Dollars
                                                               -------------------      ------------------------------------

                   In U.S. dollars or linked thereto:
                     Banks                                        Libor+1.65%                500,000             632,133
                     Purchase of motor vehicles                     16.859                   134,026              83,000
                     Notes payable                                   8.0                     149,633             149,633
                     Other                                           9.0                      56,513              36,565
                                                                                        ---------------    -----------------

                                                                                             840,172             901,331
                   Less - current maturities                                                 513,651             628,717
                                                                                        ---------------    -----------------

                                                                                             326,521             272,614
                                                                                        ===============    =================

                   Aggregate maturities of long-term debt are as follows:

                     1997                                                                                        628,717
                                                                                                           =================

                     1998                                                                                        241,306
                     1999                                                                                         31,308
                                                                                                           -----------------

                                                                                                                 272,614
                                                                                                           =================



                  For information relating to assets securing the above, see
                  Note 11.

                  The weighted average interest rates on short-term debt and bank credit for the years ending December 31, 1994, 1995 and 1996 were 18.6%, 16.7 % and 17.2%, respectively.

NOTE 9:-        ACCRUED SEVERANCE PAY

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

                b. Severance pay expenses amounted to $ 230,947, $0 and $0 for the years ended December 31, 1994, 1995 and 1996, respectively.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 10:-       COMMITMENTS AND CONTINGENCIES

                a. The Company has entered into an operating lease agreement for office and product development facilities in Israel for a four-year period ending August 31, 1997, with an option to renew for an additional period of 3 years as of September 1, 1997, and an additional 35 months from September 1, 2000. The rental payments for this lease are linked as follows: (i) half to the U.S. dollar and (ii) half to the Israeli Consumer Price Index (Israeli CPI). However, towards the end of 1996, the Company has reduced its office space in Israel; therefore, the annual projected rental payments, at rates in effect at December 31, 1996, aggregate approximately $ 200,000.

                     Rent expense for the years ending December 31, 1994, 1995 and 1996 was $ 288,667, $ 319,450 and $ 344,007,
                     respectively.

                b. In November 1993, the Company signed a new employment agreement with a major shareholder pursuant to which this employee will be entitled to receive 2-4% of the Company's annual income before taxes (in addition to his yearly salary). This percentage changes in accordance with the Company's income before taxes.

                c.   Agreement with Florijn B.V.:

                     In January 1992, the Company entered into the Florijn Agreement", pursuant to which Florijn (A Dutch corporation) was granted an exclusive ten-year license to market and distribute COMET in certain European countries. According to the agreement, the Company shall pay 17.5% royalties on sales of up to $ 2,000,000, and 28% thereafter. Florijn subsequently entered into a distribution agreement with Italsiel (the "Italsiel Agreement"), pursuant to which Florijn granted Italsiel an exclusive two-year license to market and distribute COMET in Italy and a non-exclusive two-year license to market and distribute COMET in certain other Western European countries. The Company is not a party to the Italsiel Agreement. As part of the agreement between Florijn and Italsiel, Florijn was to receive minimum royalties of $ 1,200,000 over a period of two years. In an effort to establish a direct contractual arrangement with Italsiel and other potential customers in Europe, the Company, in February 1995, paid $ 480,000 to Florijn to terminate the Florijn Agreement (the "Florijn Termination Agreement"). In connection with the Florijn Termination Agreement, the Company expects to enter into the New Italsiel Agreement, pursuant to which Italsiel will be granted an exclusive two-year license to market and distribute COMET in Italy and a non-exclusive two-year license to market and distribute COMET in certain other Western European countries. In consideration for the distribution rights to be granted to Italsiel under the New Italsiel Agreement, the Company will receive, among other considerations, a 30% royalty on revenues received by Italsiel from Italsiel's sale, lease or license of COMET and a 25% royalty on revenues received by Italsiel from Italsiel's provision of certain maintenance and other customer support services relating to installed COMET systems. Notwithstanding the foregoing, Italsiel will be exempt from making royalty payments to the Company with respect to initial sales, leases or licenses of COMET systems in the aggregate to $ 2,666,666.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



                     The royalty payments due to the Company amounting to $ 800,000 from such sales, leases or licenses will be considered as the Company's contribution to Italsiel's initial marketing efforts in Italy.

                     Based upon the present value of the minimum guaranteed royalties which were to be paid from Italsiel to Florijn over the next four years and pursuant to the "Florijn Termination Agreement" the Company will receive these royalties. The Company has accordingly recorded the $ 480,000 paid in 1995 as follows: $ 206,000 as an asset being amortized over four years and $ 274,000 as "other expenses".

                d. The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position of the Company.

NOTE 11:-       CHARGES (ASSETS PLEDGED)

                As collateral for the Company's entire long-term debt and short-term credits, fixed charges have been placed on the Company's property and equipment, unpaid share capital, insurance rights, marketable securities and rights to contract receivables, while floating charges (charges on assets as they exist from time to time) have been placed on all other assets.

                All leased equipment are pledged to their related finance companies.

NOTE 12:-       SHAREHOLDERS' EQUITY (DEFICIENCY)

                a.   Share capital:

                     1. In June 1994, a special general meeting of the Company's shareholders approved a stock dividend to the Company's existing shareholders.

                     2. In August 1994, the Company issued 875,000 shares in an initial public offering. These shares are traded on the Over-the-Counter Market in the U.S.A.

                     3. In August 1994, the Company amended its Articles of Association to provide for a class of deferred shares (Deferred Shares) and, with the consent of all the shareholders, issued 660,000 Deferred Shares. Holders of the Deferred Shares are only entitled to receive their par value upon liquidation or dissolution of the Company and have no other rights. Since the Deferred Shares have no substantive value, they are not taken into account for calculating loss per share.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



                b.   Employee Stock Option Plans:

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

                     A summary of the stock option plan is as follows:



                                                                                                                Weighted
                                                                                                                average
                                                                                          Exercise             price per
                                                                     Options           price per share           share
                                                                  ---------------    --------------------    ---------------
                      Outstanding as of January 1, 1996                     -                 -                    -
                          Granted in 1996                             305,900           $ 0.125-0.375            $ 0.24
                          Exercised in 1996                                 -                 -                    -
                          Canceled in 1996                                  -                 -                    -
                                                                  ---------------    --------------------    ---------------

                      Outstanding as of
                          December 31, 1996                           305,900           $ 0.125-0.375            $ 0.24
                                                                  ===============    ====================    ===============

                      Exercisable                                           -
                                                                  ===============


                     Under FAS-123, pro-forma information regarding net income and earnings per share is required (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement.

                     The effect of applying the FASB statement's fair value method to the Company's stock option grants did not result in pro-forma net loss and loss per share that are materially different from historical amounts reported. Therefore, such pro-forma information is not

                                              COMET SOFTWARE INTERNATIONAL LTD.



                     separately presented herein. Future pro-forma net income
                     (loss) and earnings (loss) per share results may be materially different from actual amounts reported.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



                c.   Underwriter's Warrants:

                     In connection with the Company's initial public offering in 1994, the Company has granted warrants to Robert Todd Financial Corporation (the "Underwriter") to purchase up to 87,500 Ordinary Shares (the "Underwriter's Warrants") at an exercise price equal to 165% of the initial public offering. The Underwriter's warrants will be exercisable for a period of four years commencing one year from the date of the public offering and will automatically expire after this period.

                     As of December 31, 1996, none of these warrants had been exercised.

                d.   Dividends:

                     Dividends on the Ordinary Shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted to dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 13:-       INCOME TAXES

                a.   Approved Enterprise (Domestic):

                     Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

                     The Company's expansion program has been granted the status of "approved enterprise" under the law. Income derived from the expansion during a period of seven years from the year in which this enterprise first realizes taxable income, is subject to various benefits.

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

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



                     Any income derived from outside or other sources is subject to the regular corporate tax rate, which is 38% in 1994, 37% in 1995 and 36% from 1996 and thereafter.

                     As of December 31, 1996, the Company had not utilized any of the aforementioned tax benefits, due to its accumulated losses for tax purposes.

                b.   Israeli Tax Law (Domestic):

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

                c.   Taxes on income:



                                                                                    Year ended December 31,
                                                                     ------------------------------------------------------
                                                                          1994                1995               1996
                                                                     ---------------     ---------------    ---------------
                                                                                         U.S. Dollars
                                                                     ------------------------------------------------------
                      Loss before taxes on income:
                        Israel                                            (263,115)         (1,484,963)          (809,762)
                        United States                                      (33,267)           (606,508)          (935,599)
                                                                     ---------------     ---------------    ---------------

                                                                          (296,382)         (2,091,471)        (1,745,361)
                                                                     ===============     ===============    ===============
                      Taxes on income (benefit) included
                       in statements of operations:

                         Israel                                            (78,787)           (161,377)          (181,996)
                         United States                                      16,250            (116,000)                 -
                                                                     ---------------     ---------------    ---------------

                                                                           (62,537)           (277,377)          (181,996)
                                                                     ===============     ===============    ===============
                      Deferred income tax expense
                       (benefit):
                         Israel                                             76,740            (161,377)          (181,996)
                         United States                                      16,250            (116,000)                 -
                                                                     ---------------     ---------------    ---------------
                                                                            92,990            (277,377)          (181,996)
                      Prior years' taxes:
                        Israel                                            (155,527)                  -                  -
                                                                     ---------------     ---------------    ---------------

                                                                           (62,537)           (277,377)          (181,996)
                                                                     ===============     ===============    ===============


                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                d. Deferred tax assets (liabilities) are comprised of the following:

                                                                                                  December 31,
                                                                                        ----------------------------------
                                                                                            1995                1996
                                                                                        --------------      --------------
                                                                                                  U.S. Dollars
                                                                                        ----------------------------------
                      Capitalization of software development costs                          (332,090)          (234,803)
                      Accrued  vacation and severance pay                                    128,883            213,582
                                                                                        --------------      --------------

                                                                                            (203,207)           (21,221)
                                                                                        ==============      ==============

                     As of December 31, 1996, the Company had a consolidated deferred tax asset relating to net operating loss carryforwards in the amount of approximately $ 1.8 million. This asset is fully offset by a valuation allowance due to the uncertainty of the Company's ability to recover the asset.

                e. Reconciliation of the theoretical tax expense and actual tax expense:

                     A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate of 38% for the year ended December 31, 1994, 37% for the year ended 1995 and 36% for the year ended 1996, applicable to the results of operations of companies in Israel, and the actual tax expense, is as follows:

                                                                                    Year ended December 31,
                                                                     ------------------------------------------------------
                                                                          1994                1995               1996
                                                                     ---------------     ---------------    ---------------
                                                                                         U.S. Dollars
                                                                     ------------------------------------------------------

                      Loss before taxes on income,
                        as reported in the consolidated
                        statements of operations                          (296,382)         (2,091,471)        (1,745,361)
                                                                     ===============     ===============    ===============

                      Theoretical tax benefit on the
                        above amount                                      (112,625)           (773,844)          (628,330)
                      Losses for which benefits are
                        not recognized                                     184,825             438,994            564,398
                      Different tax rate for non-Israeli
                        consolidated subsidiary                             (3,326)             54,585            (37,423)
                      Non-deductible expenses                               57,620              55,500             46,500
                      Adjustments to tax in respect of
                        inflation in Israel                                (33,504)            (52,612)          (127,141)
                      Reduction of prior years' accrual for
                          income taxes (see Note 13f)                     (155,527)                  -                  -
                                                                     ---------------     ---------------    ---------------

                      Tax benefit
                        for the reported year                              (62,537)           (277,377)          (181,996)
                                                                     ===============     ===============    ===============

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



                f.   Final tax assessments:

                     1.  Domestic:

                         Final tax assessments for the fiscal years ending December 31, 1992 have been received by the Company. As a result of these tax assessments, tax provisions in the amount of $155,527 for those years were reduced and offset against the 1994 tax expense.

                     2.  Foreign:

                         Final tax assessments in the foreign subsidiary have not yet been initiated.

                g.   Carryforward tax losses:

                     1.  Domestic:

                         The net operating carryforward loss as of December 31, 1996 for Israeli subsidiaries amounted to approximately $ 3.5 million and can be carried forward indefinitely.

                     2.  Foreign:

                         At December 31, 1996, the U.S. subsidiary had an available net operating carryforward loss of approximately $ 1.5 million to reduce federal income taxes. This carryforward loss is available through the years 2005-2010.

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 14:-           SUPPLEMENTARY STATEMENTS OF OPERATIONS DATA

                    a. Revenues from unaffiliated customers classified by geographical destination:


                                                                                    Year ended December 31,
                                                                     ------------------------------------------------------
                                                                          1994                1995               1996
                                                                     ---------------     ---------------    ---------------
                                                                                         U.S. Dollars
                                                                     ------------------------------------------------------

                          Software sales:
                            Israel                                         189,800             168,084            279,242
                            Europe                                         300,000                   -                  -
                            United States                                  145,274              22,203             28,264
                                                                     ---------------     ---------------    ---------------

                                                                           635,074             190,287            307,506
                                                                     ---------------     ---------------    ---------------

                          Product development and support,
                           and other services:
                              Israel                                     2,263,969           2,076,358          2,053,908
                              Europe                                       787,625           1,700,761          1,527,684
                              United States                                599,450             536,577            613,095
                                                                     ---------------     ---------------    ---------------

                                                                         3,651,044           4,313,696          4,194,687
                                                                     ---------------     ---------------    ---------------

                          Other income (mainly hardware sales):

                              Israel                                       142,583               2,672                804
                              United States                                 58,086                   -                  -
                                                                     ---------------     ---------------    ---------------

                                                                           200,669               2,672                804
                                                                     ---------------     ---------------    ---------------

                                                                         4,486,787           4,506,655          4,502,997
                                                                     ===============     ===============    ===============


                          Total revenues from
                           unaffiliated customers
                           classified by
                           geographical destination:

                              Israel                                     2,596,252           2,247,114          2,333,954
                              Europe                                     1,087,725           1,700,761          1,527,684
                              United States                                802,810             558,780            641,359
                                                                     ---------------     ---------------    ---------------

                                                                         4,486,787           4,506,655          4,502,997
                                                                     ===============     ===============    ===============


                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                  The Company's operations by geographic destinations are as follows:


                                                                                    Year ended December 31,
                                                                     ------------------------------------------------------
                                                                          1994                1995               1996
                                                                     ---------------     ---------------    ---------------
                                                                                         U.S. Dollars
                                                                     ------------------------------------------------------
         b.       Revenues from unaffiliated customers
                  classified by geographic destinations:

                   Software sales:
                     Israel                                                489,800             168,084            279,242
                     United States                                         145,274              22,203             28,264
                                                                     ---------------
                                                                                         ---------------    ---------------
                                                                           635,074             190,287            307,506
                                                                     ---------------     ---------------    ---------------
                   Product development and support
                    and other services:
                       Israel                                            3,051,594           3,777,119          3,581,592
                       United States                                       599,450             536,577            613,095
                                                                     ---------------     ---------------    ---------------
                                                                         3,651,044           4,313,696          4,194,687
                                                                     ---------------     ---------------    ---------------
                   Other income (mainly hardware sales):
                       Israel                                              142,583               2,672                804
                       United States                                        58,086                   -                  -
                                                                     ---------------     ---------------    ---------------
                                                                           200,669               2,672                804
                                                                     ---------------     ---------------    ---------------

                                                                         4,486,787           4,506,655          4,502,997
                                                                     ===============     ===============    ===============
                   Total revenues from unaffiliated
                    customers classified by
                     geographic destinations:
                       Israel                                            3,683,977           3,947,875          3,861,638
                       United States                                       802,810             558,780            641,359
                                                                     ---------------     ---------------    ---------------

                                                                         4,486,787           4,506,655          4,502,997
                                                                     ===============     ===============    ===============
         c.       Operating income (loss):

                     Israel                                                161,797          (1,263,036)          (722,974)
                     United States                                         (22,493)           (587,496)          (919,990)
                                                                     ---------------     ---------------    ---------------

                                                                           139,304          (1,850,532)        (1,642,964)
                                                                     ===============     ===============    ===============
         d.       Identifiable assets:

                     Israel                                              5,243,389           4,188,573          3,006,502
                     United States                                       1,181,133           1,080,464            320,641
                                                                     ---------------     ---------------    ---------------

                                                                         6,424,522           5,269,037          3,327,143
                                                                     ===============     ===============    ===============

                                              COMET SOFTWARE INTERNATIONAL LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                    e.  Data in regard to major customers:

                        Revenues from single customers exceeding 10%:


                                                                                    Year ended December 31,
                                                                     ------------------------------------------------------
                                                                          1994                1995               1996
                                                                     ---------------     ---------------    ---------------
                                                                                         U.S. Dollars
                                                                     ------------------------------------------------------

                          Israel Ministry of Housing                       894,160             792,560            695,047

                          Israel Ministry of Health                        964,271             927,654            918,040

                          Florijn B.V./Italsiel                            787,625           1,700,761          1,527,684



NOTE 15:-         CONSOLIDATED SUBSIDIARIES


                                                                 Percentage of              Jurisdiction of
                                                                   ownership                 incorporation
                                                               -------------------         -------------------
                    Software Center, Inc.                             100%                       U.S.A.
                    Central Software and
                       Automation Ltd.                                100%                       Israel


                                       - - - - - - - -

LIST OF EXHIBITS
---------------

2.1 Consent of Kost, Levary and Forer, Certified Public Accountants (Isr.), independent public auditors for the Company.

2.2 Report of Rothstein, Kass & Co., Certified Public Accounts, independent public auditors for SCI.

2.3 Consent of Rothstein Kass & Co., Certified Public Accountants (Isr.), independent public auditors for the Company.

                                SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMET SOFTWARE INTERNATIONAL LTD.

Dated July 15, 1997                         /s/ Shmuel Sternfeld
                                        -----------------------------------
                                           By:    Shmuel Sternfeld
                                           Title: President

                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------


2.1 Consent of Kost, Levary and Forer, Certified Public Accountants (Isr.), independent public auditors for the Company.

2.2 Report of Rothstein, Kass & Co., Certified Public Accounts, independent public auditors for SCI.

2.3 Consent of Rothstein Kass & Co., Certified Public Accountants (Isr.), independent public auditors for the Company.